Draft registration statement as confidentially submitted to the U.S. Securities and Exchange Commission on February 11, 2026. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[    ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Star Integratia Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	7200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

62 Ubi Road 1, #06-03,

Oxley Bizhub 2,

Singapore 408734

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[COGENCY GLOBAL INC.]
[122 East 42nd Street, 18th Floor]
[New York, NY 10168]
[+1-800-221-0102]
Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR Telephone: +1 310-728-5129	Benjamin Tan, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Telephone: + 1 (212) 930-9700

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy the securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion) DATED [    ], 2026

[         ] Class A Ordinary Shares

Star Integratia Limited

This is a firm commitment initial public offering of Class A Ordinary Shares, by Star Integratia Limited, a Cayman Islands company. We anticipate that the initial public offering price of the Class A Ordinary Shares will be between US$[ ] and US$[ ] per Class A Ordinary Share.

We have granted the underwriters an option, exercisable from time to time in whole or in part, to purchase up to [ ] additional Class A Ordinary Shares from us at the initial public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any.

Prior to this offering, there has been no public market for our Class A Ordinary Shares. We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[    ]”. This offering is contingent upon the listing of our Class A Ordinary Shares on the Nasdaq Capital Market or another national securities exchange. There can be no assurance that we will be successful in listing our Class A Ordinary Shares on the Nasdaq Capital Market or another national securities exchange.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the applicable U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

We are a “controlled company” within the meaning of Nasdaq corporate governance rules because Ms. LIM Kiam Kiam, our founder, Director and Chairlady, holds [ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares, constituting approximately [ ]% of the total aggregate voting power of our Company, assuming the underwriters do not exercise their over-allotment option. Therefore, Ms. LIM Kiam Kiam will control matters subject to a vote by our Company’s shareholders, and our Company will be a “controlled company” as defined under Nasdaq Marketplace Rule 5615(c). As a “controlled company,” our Company is permitted to elect not to comply with certain corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemptions, we may elect to rely on these exemptions in the future. If we rely on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. For more detailed description of risks related to being a “controlled company,” see “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — We are a ‘controlled company’ as defined under the Nasdaq listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders.”

Immediately prior to the completion of this offering, our issued and outstanding share capital will consist of [  ] Class A Ordinary Shares and [  ] Class B Ordinary Shares. Ms. LIM Kiam Kiam beneficially owns all of our then issued and outstanding Class B Ordinary Shares. These Class B Ordinary Shares will constitute approximately [    ]% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional Class A Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each holder of our Class A Ordinary Share is entitled to one (1) vote per share. Each holder of our Class B Ordinary Share is entitled to twenty (20) votes per share. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. As a result of the dual-class share structure and the concentration of ownership, Ms. LIM Kiam Kiam will have considerable influence over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including our memorandum and articles of association, and significant corporate transactions. Ms. LIM Kiam Kiam may take actions that are not in the best interest of us or our other shareholders. Our Class B Ordinary Shares are convertible at any time into Class A Ordinary Shares on a one-for-one basis by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder thereof or a change of ultimate beneficial ownership of any Class B Ordinary Shares to any person other than an affiliate of such person or a beneficial owner of Class B Ordinary Shares, such Class B Ordinary Shares are automatically and immediately converted into the same number of Class A Ordinary Shares.

Star Integratia Limited is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations through our subsidiary, All Best App Pte. Ltd., in Singapore.

Furthermore, as more stringent criteria have been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading if our auditor cannot be fully inspected. The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit securities of such company from being traded on a national securities exchange or in the over the counter trading market in the U.S. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — Our Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years.”

The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 19.

Investing in our Class A Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER CLASS A ORDINARY SHARE		TOTAL

Initial public offering price	$	[ ]	$	[ ]
Underwriting discounts and commissions(1)(2)	$	[ ]	$	[ ]
Proceeds, before expenses, to us	$	[ ]	$	[ ]

(1)	The underwriter will receive compensation in addition to the discounts and commissions. For a description of compensation payable to the underwriters, see “Underwriting” beginning on page 89.
(2)	Represents a 7.0% underwriting discount but does not include 1.0% non-accountable expenses, payable to the underwriters. For a description of other terms of compensation to be received by the underwriter, see “Underwriting” beginning on page 89.

The underwriters have an option to purchase up to additional Class A Ordinary Shares from us at the initial public offering price, less the underwriting discounts and commissions, within 45 days from the date of closing of this offering, to cover any over-allotments.

The underwriter expects to deliver the Class A Ordinary Shares against payment in U.S. dollars in New York, NY to purchasers on or about [    ], 2026.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

EDDID SECURITIES USA INC.

The date of this prospectus is [    ], 2026

This prospectus contains certain estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the Class A Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares.

Neither we nor the underwriter have taken any action that would permit a public offering of the Class A Ordinary Shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A Ordinary Shares and the distribution of the prospectus outside the United States.

Until [      ], 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

i

Prospectus Summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the Class A Ordinary Shares discussed under “Risk Factors,” before deciding whether to buy the Class A Ordinary Shares.

Business

We are a Singapore-based geomancy services company that provides professional geomancy consulting solutions, curated geomancy-related products, thematic geomancy events and subscription-based online services to individual and institutional clients.

Our business is founded and led by Ms. LIM Kiam Kiam, who has more than four decades of experience in Chinese geomancy practice. She began her early work in geomancy in Singapore and later developed a professional practice serving individuals, families, corporate clients, religious institutions and development projects across Asia.

In 1999, Ms. LIM Kiam Kiam established Ehang International, which became one of the first geomancy practices in Singapore to operate its own website and to incorporate computer-based geomancy analysis into its services.

Over the years, she has advised on major development projects in Indonesia and Greater China, including engagements in Beijing, Shanghai, Chongqing and Chengdu. Many of these assignments remain confidential due to arrangements with multinational corporations and government agencies.

Today, we operate through an integrated platform that supports the delivery of our consulting services and related offerings. We are expanding our digital capabilities to improve accessibility and scalability, including the development of an AI-enabled geomancy analysis tool intended to support consistent interpretation, streamline service delivery and enhance user experience.

Our operations originated in Singapore and we serve clients across multiple markets in Asia through a combination of in-person engagements, project-based assignments and digital service delivery.

Our competitive strengths

We believe that the following competitive strengths differentiate us from our competitors:

●	Institutionalised service delivery supported by systems and technology;

●	Technology-enabled delivery in a traditionally offline industry;

●	Integrated ecosystem supporting diversified revenue streams;

●	Advisory-based and responsibly positioned service model;

●	Established credibility and proven track record; and

●	Cultural depth adapted for cross-border and digital delivery.

Our growth strategies

We intend to pursue the following strategies to further expand our business and enhance the scalability and resilience of our operating model:

●	Broader market outreach through digital and structured delivery formats;

●	Diversification of the Company’s service and product portfolio;

●	Systematic integration of AI into service delivery;

●	Strengthening organizational capabilities through technology and process automation; and

●	Digitally-led service delivery for cross-border and digitally oriented audiences.

Corporate history and structure

Our Company was incorporated in the Cayman Islands on November 21, 2025, under the Companies Act as an exempted company with limited liability. We conduct our operations through our wholly-owned subsidiary in Singapore. This is an offering of the Class A Ordinary Shares of our Company instead of the shares in our operating subsidiary.

1

The following diagram illustrates our corporate structure, including our subsidiaries prior to and after this Offering (assuming no exercise of underwriters’ over-allotment option):

LIM Kiam Kiam
100%
Integratia Holdings Limited
(British Virgin Islands)
Pre-Offering:
[ ] Class A Ordinary Shares
[ ] Class B Ordinary Shares
[ ] % voting power
Post-Offering:
[ ] Class A Ordinary Shares
[ ] Class B Ordinary Shares
[ ]% voting power
Other existing shareholders
Pre-Offering:
[ ] Class A Ordinary Shares
[ ] Class B Ordinary Shares
[ ]% voting power
Post-Offering:
[ ] Class A Ordinary Shares
[ ] Class B Ordinary Shares
[ ]% voting power
Public shareholders
Pre-Offering:
0 Class A Ordinary Shares
0 Class B Ordinary Shares
[ ]% voting power
Post-Offering:
[ ] Class A Ordinary Shares
0 Class B Ordinary Shares
[ ]% voting power
Our Company
(Cayman Islands)
100%
Integratia Group Limited
(British Virgin Islands)
100%
All Best App Pte. Ltd
(Singapore)

Risk Factors

Investing in our Class A Ordinary Shares involves risks. The risks summarized below are qualified by reference to the section entitled “Risk Factors”, which you should carefully consider before deciding to purchase our Class A Ordinary Shares. If any of these risks occurs, our business, financial condition, or results of operations would likely be materially and adversely affected. In such cases, the trading price of our Class A Ordinary Shares would likely decline, and you may lose all or part of your investment.

We believe some of the major risks and uncertainties that may materially and adversely affect us include the following:

Risks Related to Our Business and Industry (for a more detailed discussion, see “Risk Factors – Risks Related to Our Business and Industry” beginning on page 7 of this prospectus)

●	Failure to maintain customer trust may damage our reputation and affect our business.

●	Public perception and market acceptance of geomancy services may affect our growth and business prospects.

●	Alternative divination services may divert customer interest and discretionary spending away from our geomancy services.

●	Customer expectations regarding the interpretation and outcomes of geomancy services may affect customer satisfaction and retention.

●	We face risks associated with concentration of revenue from single large customers. This dependency on a limited number of customers may have a material adverse effect on our financial condition and results of operations.

●	The absence of commonly-accepted benchmarks in the geomancy industry may affect our ability to differentiate our offerings.

●	Counterfeit or imitation products may impact customer perception and adversely affect our business.

●	Customer engagement in our events and membership programs depends on the relevance of our geomancy content.

2

●	Marketing activities may not be effective or cost efficient, which may limit our ability to attract and retain customers.

●	Challenges in managing growth and executing business strategies may affect our prospects.

●	Rising operating costs may adversely affect our profitability.

●	Adverse economic conditions may affect discretionary spending on geomancy services, memberships and curated products.

●	Customer spending patterns and discretionary demand for geomancy services may affect the growth and stability of our revenue streams.

●	Reliance on a single supplier for curated products may expose us to operational and supply chain risks.

●	Compliance requirements relating to the sale or import of curated geomancy-related products may affect our product offerings and operations.

●	Reliance on third party vendors for technology development may expose us to operational and performance risk.

●	Insurance coverage may be insufficient to protect against business risks.

●	Inadequate internal controls or processes may adversely affect our operations and business performance.

●	Fraud, misconduct or non-compliance by employees or third parties may adversely affect our business.

●	Reliance on the expertise of our founder and key personnel may expose us to key person risks.

●	Our strategic alliances, investments or acquisition may have a material adverse effect on our business, financial condition, results of operations and prospects.

●	We may require additional capital which may not be available on acceptable terms or at all.

●	Dependence on third party platforms, distribution channels and payment providers may affect the accessibility and continuity of our services and revenue streams.

●	AI powered geomancy applications expose us to intellectual property, data protection and technology related risks.

●	Cybersecurity breaches or technology disruptions may adversely affect our operations and reputation.

●	Personal data breaches or failures in data protection may adversely affect our business and reputation.

●	Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations.

●	Service disruptions, downtime or slow system performance within our own platforms may affect customer experience and retention.

●	User growth and engagement may be affected by factors relating to devices, operating systems and external platforms.

●	Unauthorized use of imitation of our intellectual property may undermine our competitive position and adversely affect our business.

●	Protecting and enforcing our trademarks and brand assets in overseas markets may be challenging and may affect our business expansion.

●	Third party intellectual property claims may adversely affect our business and operations.

●	Dependence on key personnel and challenges in attracting or retaining qualified staff may adversely affect our operations and prospects.

●	Exposure to political, economic, regulatory and social developments across different jurisdictions may affect business operations and performance.

●	Exposure to infectious diseases, natural disasters and other catastrophic events may adversely affect operations.

Risks Related to Doing Business in Singapore (for a more detailed discussion, see “Risk Factors – Risks Related to Doing Business in Singapore” beginning on page 16 of this prospectus)

●	Developments in Singapore’s social, political, regulatory and economic environment may affect our operations and business performance.

●	Epidemics, natural disasters, adverse weather conditions and other events outside our control may materially disrupt our business.

●	Evolving laws, regulations, standards and policies may increase our compliance obligations and operational risks.

●	The ability of our subsidiary in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

3

Risks Related to Our Class A Ordinary Shares and This Offering (for a more detailed discussion, see “Risk Factors – Risks Related to Our Class A Ordinary Shares” beginning on page 17 of this prospectus)

●	There has been no public market for our Class A Ordinary Shares prior to the completion of this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all.

●	The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

●	You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

●	We are an “emerging growth company” within the meaning of the Securities Act, and may take advantage of certain reduced reporting requirements.

●	Our Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years.

●	Our management team has limited experience managing a public company.

●	We will incur substantial increased costs as a result of being a public company.

●	Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

●	We do not intend to pay dividends for the foreseeable future.

●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

●	The trading price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, which could result in substantial losses to investors.

●	Our dual-class voting structure will limit your ability to influence corporate matters requiring shareholder approval, and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

●	Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

●	As we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

●	We are a “controlled company” as defined under the Nasdaq listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders.

●	Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	Our Board may decline to register transfers of Class A Ordinary Shares in certain circumstances.

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

●	Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

Corporate Information

Our principal executive offices are located at 62 Ubi Road 1, #06-03, Oxley Bizhub 2, Singapore 408734. Our registered office in the Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is [Cogency Global Inc.], located at [122 East 42nd Street, 18th Floor, New York, NY 10168].

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website is https://www.discovermyatlas.ai. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

4

Implications of HFCA Act

Our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. If our securities become listed on a national securities exchange or quoted on the over-the-counter market in the United States, trading in our securities may be prohibited under the HFCA Act, as amended, and our securities may be subject to delisting if the PCAOB cannot inspect or completely investigate our auditor for two consecutive years. Our independent registered public accounting firm’s audit documentation related to their audit reports included in this prospectus include audit documentation located in Hong Kong. On June 22, 2021, the U.S. Senate passed the AHFCA Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. Our auditor, AOGB CPA Limited, is headquartered in Hong Kong and is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing to pursue ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act. See “Risk Factors — Our Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years.”

Implications of Being a “Controlled Company”

Upon completion of this offering, our founder, Director and Chairlady of the Board of Directors, Ms. LIM Kiam Kiam, will be the beneficial owner of an aggregate of [  ] Class A Ordinary Shares and [  ] Class B Ordinary Shares, which will represent approximately [  ]% of our aggregate voting power. As a result, we will remain a “controlled company” within the meaning of the Nasdaq Stock Market Rules and therefore we are eligible for certain exemptions from the corporate governance listing requirements of the Nasdaq. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nomination committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Implications of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance requirements of the Nasdaq. For example, if we elect to adopt home country practice, a majority of the Directors is not required to be independent directors, and neither our compensation committee nor our nomination committee is required to be comprised entirely of independent directors. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance requirements of the Nasdaq.

Conventions Which Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriter of its option to purchase up to additional Class A Ordinary Shares from us.

Except where the context otherwise requires:

●	“AHFCA Act” means the Accelerating Holding Foreign Companies Accountable Act;

●	“AI” means artificial intelligence, and in the context of the adaptation of artificial intelligence in geomancy services, means software technologies that generate outputs or responses based on probabilistic or pattern-based techniques, including those commonly used in natural language processing and machine learning-enabled systems;

●	“APAC” means Asia-Pacific;

●	“Board” means the board of Directors of our Company;

●	“CAGR” means compound annual growth rate;

●	“Class A Ordinary Shares” means our Class A ordinary shares in the capital of the Company of a nominal or par value of US$[ ] each designated as Class A Ordinary Shares, and having the rights provided for in our memorandum and articles of association;

●	“Class B Ordinary Shares” means our Class B ordinary shares in the capital of the Company of a nominal or par value of US$[ ] each designated as Class B Ordinary Shares, and having the rights provided for in our memorandum and articles of association;

●	“Directors” means the directors of our Company as at the date of this prospectus;

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

●	“HFCA Act” means the Holding Foreign Companies Accountable Act;

●	“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

●	“Ordinary Shares” means our Class A Ordinary Shares and Class B Ordinary Shares collectively;

●	“PCAOB” means The Public Company Accounting Oversight Board;

●	“PRC” or “China” means The People’s Republic of China, including Hong Kong;

●	“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

●	“Securities Act” means the Securities Act 1933, as amended;

●	“Singapore” means the Republic of Singapore;

●	“S$” or “SGD” means Singapore dollar(s), the legal currency of Singapore;

●	“US$,” “U.S. dollars,” “$” and “dollars” means United States dollar(s), the legal currency of the United States; and

●	“we”, “us”, “our”, “Star Integratia”, “our Company”, the “Company”, “our Group” or the “Group” means Star Integratia Limited, a Cayman Islands company, and in the context of describing its operation and business, its subsidiaries.

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The Offering

The following assumes that the underwriter will not exercise its option to purchase additional Class A Ordinary Shares in the offering, unless otherwise indicated.

Offering Price	We expect that the initial public offering price will be between US$[ ] and US$[ ] per Class A Ordinary Share.

Class A Ordinary Shares Offered by Us	Class A Ordinary Shares (or Class A Ordinary Shares if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full).

Ordinary Shares Issued and Outstanding Prior to This Offering	[ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares.

Ordinary Shares Outstanding Immediately After This Offering	[ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full).

Voting Rights	Each holder of Class A Ordinary Shares is entitled to one (1) vote per share. Each holder of Class B Ordinary Shares is entitled to twenty (20) votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Listing	We have applied to have our Class A Ordinary Shares listed on the Nasdaq Capital Market. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq.

Proposed Nasdaq Capital Market symbol	[ ]

Option to Purchase Additional Class A Ordinary Shares	We have granted to the underwriters an option, exercisable within 45 days from the date of closing of this offering, to purchase up to [ ] additional Class A Ordinary Shares.

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately US$[ ] million (or US$[ ] million if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$[ ] per Class A Ordinary Share, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. See “Use of Proceeds” for additional information.

Lock-up	We, each of our directors, executive officers, shareholders, and all option holders have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Class A Ordinary Shares or similar securities or any securities convertible into or exchangeable or exercisable for our Class A Ordinary Shares for a period of 180 days from the closing of this offering. See “Underwriting” for more information.

Risk Factors	Investing in the Class A Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the Class A Ordinary Shares.

Transfer Agent	[ ]

Payment and settlement	The underwriter expects to deliver the Class A Ordinary Shares against payment therefor through the facilities of on or about [ ], 2026.

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Risk Factors

Investing in our Class A Ordinary Shares entails a significant level of risk. Before investing in the Class A Ordinary Shares, you should carefully consider all of the risks and uncertainties mentioned in this section, in addition to all of the other information in this prospectus, including the financial statements and related notes. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material, that may become important factors that could adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. In such case, the market prices of the Class A Ordinary Shares could decline, and you may lose part or all of your investment.

Risks Related to Our Business and Industry

Failure to maintain customer trust may damage our reputation and affect our business.

Our business relies significantly on the trust that customers place in our geomancy services and offerings. Such trust is closely linked to the credibility and experience of Ms. LIM Kiam Kiam, whose knowledge forms an important foundation of our geomancy methodologies and interpretations. Maintaining customer confidence is essential to our business performance and long-term growth in a largely fragmented and unstandardized geomancy market, where customers place considerable emphasis on reputation, credibility and personal trust.

Customer trust may be influenced by a range of factors, including:

●	Ms. LIM Kiam Kiam’s professional standing and continued involvement;

●	quality, consistency and perceived accuracy of our geomancy insights and curated products;

●	overall standard of customer experience across our physical and digital platforms;

●	breadth and effectiveness of our offerings in meeting customer needs;

●	reliability and security of our technology infrastructure, including AI powered applications;

●	adequacy of our data protection and consumer protection measures; and

●	impact of our branding, marketing and promotional activities.

Any actual or perceived shortcomings in these areas may weaken customer confidence. Inconsistencies in interpretations, inaccuracies in AI generated insights, service disruptions or negative publicity relating to our methodologies or credibility may influence how customers view our offerings. Comments or allegations circulated on social media or other online platforms may further amplify reputational impact.

A decline in customer trust may reduce demand for our geomancy services and products and have a material adverse effect on our business, financial condition, results of operations and prospects.

Public perception and market acceptance of geomancy services may affect our growth and business prospects.

Public perception of geomancy and related consulting services varies across different markets, and levels of acceptance continue to evolve. In some markets, geomancy may be perceived as a traditional, niche or even superstitious practice, which may limit willingness among certain customer segments to engage our services and purchase our products. These variations may affect broader adoption of our offerings and influence our ability to attract and retain customers or enter new markets.

Our offerings currently appeal more strongly to individuals who have experienced significant life events or are actively seeking guidance, while younger demographics may be less inclined to engage with geomancy related services. If we are unable to enhance market acceptance broaden our customer base appeal to a wider range of demographic groups, our growth prospects may be adversely affected.

Alternative divination services may divert customer interest and discretionary spending away from our geomancy services.

Although geomancy services are largely driven by practitioner reputation and customer trust, customers may still choose from a variety of alternative divination services, including tarot readings, palm readings, numerology analyses or similar offerings that may appeal to individuals seeking personal insight or guidance. These alternatives may be offered at lower prices, through more accessible channels or by providers with a strong online presence, which may influence how customers choose to allocate discretionary spending. As our geomancy services are discretionary in nature, customers may substitute our offerings with other divination services even if the underlying methodologies differ. Any shift in customer preferences toward alternative service options may affect user growth, customer retention or the uptake of our paid services and may adversely affect our business, financial condition, results of operations and prospects.

Customer expectations regarding the interpretation and outcomes of geomancy services may affect customer satisfaction and retention.

Geomancy involves interpretation and the application of established principles to an individual’s circumstances. Customers may have different expectations regarding how insights are presented, the relevance of the guidance provided or the outcomes they anticipate from applying such guidance. Differences in understanding, personal beliefs or assumptions about the nature of geomancy may lead to varying levels of satisfaction, even when the services are delivered as intended. Customer feedback shared online or through social channels may also influence public perception of our services. Any mismatch between customer expectations and the interpretive nature of geomancy may affect customer satisfaction, repeat engagement or the perceived credibility of our offerings which may, in turn, adversely affect our business, reputation, financial condition and prospects.

We face risks associated with concentration of revenue from single large customers. This dependency on a limited number of customers may have a material adverse effect on our financial condition and results of operations.

A significant portion of our revenue was derived from single large customers. For the years ended September 30, 2025 and 2024, single large customers constituted 14% and 88% of our total revenue, respectively. While we serve a broad base of customers, a small number of customers have historically accounted for a significant portion of our revenue. These customers typically make higher-value or recurring purchases of geomancy products and services, and their purchasing activity may vary from period to period based on personal circumstances, preferences, beliefs, or discretionary spending considerations.

If demand from these customers declines, purchasing patterns change, or such customers reduce or discontinue their engagement with us, our revenue may fluctuate and may not be immediately offset by new customer acquisition or increased engagement from other customers. As a result, our revenue growth and the consistency of our revenue may be affected. Although we seek to maintain and expand our customer base, there can be no assurance that revenue contributions from these customers will remain stable over time. Any reduction in purchasing activity by customers that contribute a significant portion of revenue, whether due to changes in individual preferences, broader economic conditions or other factors, could adversely affect our business, financial condition and results of operations.

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The absence of commonly-accepted benchmarks in the geomancy industry may affect our ability to differentiate our offerings.

The geomancy industry in which we operate does not have commonly accepted benchmarks or standardized practices. This lack of standardization may make it difficult for customers to assess quality, compare service providers or clearly evaluate the value of our offerings. In addition, customers may not always appreciate the integrated nature of our curated products, which are selected to complement our consulting sessions. Some customers may compare these curated items with mass-produced retail products that do not incorporate professional guidance or customization, leading to misconceptions about relative value.

These factors may limit our ability to clearly convey our differentiated value proposition and may influence customer expectations or willingness to pay for our consulting services and curated products. As a result, our pricing flexibility and ability to distinguish our offerings from those of other providers may be affected, which could adversely impact our business and our market position.

Counterfeit or imitation products may impact customer perception and adversely affect our business.

The presence of low-cost imitations or unauthorized replicas of curated products resembling those offered as part of our geomancy services could affect customer perception of our brand. Customers who encounter inferior or poorly made imitations may believe such items are associated with us, which could erode confidence in the quality and authenticity of our curated products. The availability of these imitations may also influence customer expectations and reduce willingness to pay premium prices for curated items selected through our professional process. Unauthorized replicas may be produced with inferior workmanship or materials, and customers who associate these deficiencies with our brand may question the reliability of our curated products. Such perceptions could reduce demand and negatively affect our business performance.

Customer engagement in our events and membership programs depends on the relevance of our geomancy content.

Our events and membership offerings depend on our ability to deliver geomancy-related content that resonates with our audience and aligns with customer preferences. We provide foundational geomancy knowledge, seasonal insights and practical guidance through our events, and offer ongoing educational materials and tools through our membership programs. The ability to attract and retain paying members and event participants is influenced by the perceived relevance, clarity and usefulness of this content.

If our content does not meet customer expectations or fails to remain relevant to their needs, we may experience lower engagement, reduced event attendance or slower growth in our membership base, which could adversely affect our business, financial condition, and results of operations. Sustained performance also requires us to update and refine our content in response to evolving user interests and industry trends. Inadequate content development or declining content quality may reduce the appeal of our events and membership programs and could result in decreased customer engagement or higher member attrition.

Marketing activities may not be effective or cost efficient, which may limit our ability to attract and retain customers.

Marketing and brand building efforts contribute to user acquisition, customer engagement and the overall visibility of our services. These activities include digital advertising, content promotion, collaborations and participation in events. The effectiveness of these initiatives is influenced by customer behavior, market trends and the competitiveness of the broader wellness and advisory landscape.

Marketing tools, channels and user preferences evolve quickly, and approaches that are effective today may not continue to perform in the same way going forward. Additional resources may be required to adjust marketing strategies, adopt new channels or develop fresh content in order to maintain audience reach and relevance. There is no assurance that such efforts will be successful, or that they will result in increased customer engagement or sales.

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If marketing initiatives are not well received, do not generate the expected return on investment or become more costly due to competitive pressures or changing platform dynamics, our ability to attract and retain customers may be affected. This may have an adverse impact on our business, financial performance and prospects.

Challenges in managing growth and executing business strategies may affect our prospects.

As our business expands in scale and scope, the operations may become increasingly complex. Growth in our geomancy services, digital platforms, curated products and the development of complementary wellness-related offerings may place pressure on our managerial, operational, financial and human resources. Our existing personnel, systems and internal controls may not be sufficient to support larger scale operations, and enhancements to these capabilities may require additional investment, time and management attention. There is no assurance that we will be able to manage these demands effectively, and failure to do so may materially and adversely affect our business, financial condition, results of operations and prospects.

Our strategic plans include expansion of geomancy offerings, introduction of complementary wellness-related services, enhancement of our technology infrastructure and entry into new geographic markets. These initiatives may expose us to various risks, including:

●	challenges associated with entering new markets or customer segments;

●	differing regulatory or licensing requirements, including those relating to wellness services;

●	difficulty in hiring, training or retaining qualified personnel;

●	limitations in maintaining consistent service quality across expanded offerings or platforms;

●	uncertainty regarding customer acceptance of new geomancy or wellness related services;

●	increased operational and administrative costs;

●	risks relating to the protection of intellectual property and proprietary methodologies; and

●	delays or increased costs arising from system upgrades or technology development.

Failure to address or mitigate these risks may hinder our ability to execute our growth plans, resulting in delays, cost overruns or operational inefficiencies that may impair our overall performance.

The success of our growth initiatives depends on several factors, including customer demand, market acceptance and our ability to implement operational plans effectively. These factors may not develop as expected, and the benefits of these initiatives may not materialize or may require more time or resources than anticipated. Any such outcome could materially and adversely affect our business, financial condition, results of operations and prospects.

Rising operating costs may adversely affect our profitability.

Profitability is influenced by the ability to manage operating costs and adjust pricing in response to changes in the cost structure. Key cost components include staff compensation, venue and event related expenses, marketing expenditure, technology and platform maintenance, and sourcing costs for curated products. These expenses may rise over time due to inflationary pressures, competition for talent or higher technology.

Passing on increased operating costs may be challenging if pricing changes are not aligned with customer expectations or the perceived value of our offerings. In such circumstances, rising expenses may lead to margin compression and adversely affect profitability.

Adverse economic conditions may affect discretionary spending on geomancy services, memberships and curated products.

Geomancy services, memberships and curated products are discretionary in nature. Adverse macroeconomic conditions, including inflation, changes in interest rates, weaker consumer confidence or slower economic growth, may affect customers’ willingness to spend on non-essential geomancy related services or products. Fluctuations in disposable income or uncertainty about future economic conditions may result in lower demand for consultations, reduced uptake of memberships or weaker sales of curated items. Any broad-based reduction in discretionary spending may affect revenue stability and may adversely affect our business, financial condition, results of operations and prospects.

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Customer spending patterns and discretionary demand for geomancy services may affect the growth and stability of our revenue streams.

As our business offers multiple revenue streams, including memberships, event participation, consultations and curated products, our revenue growth depends not only on the expansion of our user base but also on customers’ willingness to spend on these offerings. Customer spending behavior may vary due to economic conditions, changes in discretionary income, perceived value of our geomancy services, or availability of alternative service options. Although an increase in users generally supports membership growth, customers may adjust their spending on higher value services, such as paid consultations or event participation, in response to market conditions or personal preferences. Any fluctuation in customer spending patterns, reductions in discretionary expenditure or variations in the uptake of our services may affect the growth, predictability or stability of our revenue and may adversely affect our business, financial condition, results of operations and prospects.

Reliance on a single supplier for curated products may expose us to operational and supply chain risks.

We work with an independent third-party supplier, Decci Stainless Steel Jewelry, which sources curated products from various vendors and conducts quality control on our behalf. For the years ended September 30, 2025 and 2024, purchases from such supplier constituted 99% and 100% of our total purchases. Our reliance on a single supplier for these curated products may expose us to operational and business risks. Disruptions in this relationship, whether due to termination, reduced sourcing capacity, delays or lapses in quality assurance, may affect our ability to provide curated products that complement our geomancy services. Any difficulties experienced by this supplier, including challenges with their own vendors, may affect product availability, consistency or quality and could, in turn, impact customer satisfaction and our reputation. Identifying and onboarding alternative suppliers may require time and additional resources, and equivalent product quality or pricing may not always be achievable. These factors may result in delays, increased costs or variations in product quality, which could adversely affect our business, financial condition and results of operations.

Compliance requirements relating to the sale or import of curated geomancy-related products may affect our product offerings and operations.

The sale of curated geomancy related items or other physical products may be subject to product safety standards, labelling rules, import controls or other consumer protection regulations, depending on the jurisdiction in which such products are sourced or sold. Regulatory requirements may differ across jurisdictions or change over time, which may require adjustments to product specifications, packaging or distribution processes. Delays in customs clearance, supply constraints or the need to replace or discontinue certain products may affect availability for customers. Any failure to comply with applicable product or import regulations, or any customer concerns relating to product quality or safety, may result in reputational impact or increased operating costs, and may adversely affect our business, financial condition, results of operations and prospects.

Reliance on third party vendors for technology development may expose us to operational and performance risk.

Development of AI-powered tools used to generate geomancy insights is carried out in collaboration with an external technology vendor. Reliance on a third-party developer exposes our Group to risks associated with development quality, adherence to timelines, system integration and ongoing maintenance. The vendor may experience delays, resource constraints or technical issues that affect its ability to deliver stable and reliable tools.

Applications developed externally may contain bugs, defects or performance issues that are not identified during testing. Such issues could disrupt service delivery, affect user experience or require additional time and cost to resolve. Limited visibility over the vendor’s development processes may also constrain our ability to monitor code quality or ensure timely remediation.

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Ongoing updates and maintenance of these AI powered tools depend on the availability, capability and continuity of the third-party vendor. Changes in personnel, gaps in technical expertise or business disruptions at the vendor may affect performance or reliability. Difficulties arising from vendor performance, system defects or integration challenges may adversely affect customer confidence, operational efficiency and the perceived reliability of our technology assisted insights, which could in turn impact our business, reputation and financial performance.

Insurance coverage may be insufficient to protect against business risks.

We may be exposed to operational or commercial risks that could give rise to claims, disputes or other liabilities. Insurance coverage may not always be available for all types of risks relevant to our business, and suitable policies may not be obtainable on commercially acceptable terms. In addition, coverage limits, exclusions or other restrictions may limit the extent to which losses can be recovered.

Events such as service disputes, business interruptions, technology incidents or other unforeseen circumstances may therefore result in losses that are only partially recoverable or not recoverable at all. Addressing such events may require significant financial resources and may divert management attention from ongoing operations.

Any uninsured or underinsured loss could adversely affect our business, financial performance and prospects.

Inadequate internal controls or processes may adversely affect our operations and business performance.

We rely on internal controls, financial reporting processes and operational procedures to support day to day activities and to ensure the accuracy and integrity of information used in decision making. As the scope and complexity of our operations increase, these controls, systems and procedures may need to be strengthened or adapted to remain effective. Internal controls may not always detect or prevent errors, information lapses or procedural weaknesses. Limitations may arise from system constraints, human error, insufficient segregation of duties or delays in updating policies and procedures. Efforts to enhance internal controls may require additional resources and may not fully eliminate all risks.

Any failure to maintain effective internal controls, or any deficiencies that compromise the reliability of information or the efficiency of operations, may impair our ability to manage its business and may adversely affect our financial performance and prospects.

Fraud, misconduct or non-compliance by employees or third parties may adversely affect our business.

Fraud, misconduct or non-compliance may arise from employees or third parties through unauthorized transactions, misuse of resources, breaches of internal policies or violations of law. Such activities can be difficult to detect or prevent and may result in financial loss, regulatory action, reputational harm or operational disruption. Internal controls and routine oversight help mitigate these risks, but improper conduct may not always be detected promptly, particularly where it is deliberate, involves collusion or is carried out in ways that are not apparent through ordinary processes. It may not always be possible to detect improper conduct promptly or in every case.

Any episode of fraud, misconduct or non-compliance may undermine user trust, strain business relationships, divert management attention or expose the organization to penalties or other adverse consequences. These outcomes may, in turn, affect financial performance and prospects.

Reliance on the expertise of our founder and key personnel may expose us to key person risks.

Our geomancy consulting services and the development of content and methodologies rely significantly on the expertise and reputation of Ms. LIM Kiam Kiam. Her experience and analytical approach form an important foundation of our offerings, and we are therefore exposed to key person risks. Any inability of Ms. LIM Kiam Kiam to continue providing services, whether due to health, personal circumstances or other unforeseen events, may affect the delivery or perceived credibility of certain services and the long-term sustainability of the business. Reputational issues relating to her, even if unfounded, may also influence customer confidence.

To support long-term continuity, we are developing AI powered tools that systematize and scale the knowledge and analytical frameworks applied by Ms. LIM Kiam Kiam. These tools are intended to broaden accessibility and reduce operational concentration on any single individual. However, such initiatives do not eliminate the importance of her oversight and continued involvement. The loss of access to Ms. LIM Kiam Kiam’s expertise, or a significant decline in customer confidence associated with her, could adversely affect our brand, business operations, financial condition and growth prospects.

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Our strategic alliances, investments or acquisitions may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may from time to time evaluate opportunities for strategic investments, acquisitions or alliances to enhance our capabilities, expand our service offerings or strengthen our competitive position. Such transactions inherently involve a range of risks, including the possibility that anticipated benefits do not materialize, integration efforts prove more difficult or costly than expected, or the acquired assets or investments require impairment or write-downs. Integrating new operations, technologies, services or personnel may also divert management’s attention and resources from ongoing operations, and unexpected liabilities or compliance obligations may arise in connection with such transactions. In addition, strategic alliances with third parties may expose us to risks such as leakage of proprietary information, dependency on counterparties’ performance, misalignment of commercial objectives or increased operational costs associated with managing these relationships.

Any of these risks may affect the performance or expected outcomes of the relevant strategic initiative and, in turn, may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may require additional capital which may not be available on acceptable terms or at all.

Future expansion plans, operational needs or strategic initiatives may necessitate access to additional capital. Should existing cash resources prove inadequate to meet funding requirements, we may need to seek external financing through equity issuances, debt facilities or other capital raising arrangements. The availability, timing and terms of any such financing are subject to factors beyond our control, including our financial performance, prevailing market conditions, interest rate environment, investor sentiment and the liquidity of capital markets. There can be no assurance that additional capital will be obtainable when required, in the amounts sought or on commercially acceptable terms.

In circumstances where financing cannot be secured or can only be obtained on terms that are not commercially favorable, our ability to pursue planned initiatives or support ongoing operations may be constrained. Debt financing may increase financial obligations and impose restrictive covenants, while the issuance of equity or equity-linked instruments may result in dilution to existing shareholders.

Dependence on third party platforms, distribution channels and payment providers may affect the accessibility and continuity of our services and revenue streams.

The delivery of our services, customer engagement activities and payment processing functions relies on third party platforms and service providers, including social media channels, website hosting providers and payment processors. Changes to the terms, policies, algorithms or fee structures of these third parties may affect the visibility of our content, the cost of acquiring customers or the ease with which customers access our services. Service interruptions, outages or technical issues at the level of these third-party providers may disrupt access to our platforms, delay payments or affect overall user experience. Any interruption to the services provided by these external platforms, adverse changes in their operating conditions or restrictions on our use of their services may adversely affect our business, financial condition, results of operations and prospects.

AI- powered geomancy applications expose us to intellectual property, data protection and technology related risks.

Development and deployment of AI-powered geomancy applications rely on proprietary interpretative logic, training data and methodologies, which expose us to intellectual property and data security risks. These proprietary elements may be susceptible to unauthorized copying, scraping or replication by third parties, including competitors who may attempt to imitate or reverse engineer AI-driven outputs. Any leakage or misappropriation of such intellectual property could weaken our competitive position and diminish the value of our offerings. AI-related development may also depend on third party technology providers and cloud-based infrastructure, giving rise to cybersecurity, data privacy and system integrity risks. Vulnerabilities, breaches or failures involving these systems may compromise customer data, disrupt service delivery or impair the performance of AI applications.

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The reliability and consistency of AI-powered features depend on the quality of training data, system configuration and ongoing maintenance. Weaknesses or failures in these areas may affect the accuracy or stability of AI-generated outputs. Collectively, these risks may affect our ability to safeguard proprietary knowledge, maintain customer trust or provide dependable AI-enhanced geomancy insights, which could adversely impact our business, reputation and financial performance.

Cybersecurity breaches or technology disruptions may adversely affect our operations and reputation.

Our digital platforms rely on external hosting infrastructure, internet connectivity and various third-party tools to deliver content and support customer access to our services. As with other businesses operating online, we are exposed to risks arising from cybersecurity breaches, system failures and technology disruptions. These may include unauthorized access, malware, phishing attempts, distributed denial-of-service attacks, data leakage, software defects, human error or failures in third party systems on which we depend.

Although we maintain cybersecurity measures and engage service providers to support our technology operations, such measures may not fully prevent, anticipate or detect all incidents. Cybersecurity breaches or technology failures could result in service interruptions, loss or compromise of data, increased remediation costs and reputational harm. The techniques used in cyber-attacks evolve rapidly and may not be identified until after an incident occurs, which may limit our ability to respond effectively. Any significant disruption of our digital platforms or compromise of data could adversely affect customer confidence, interrupt business operations and impact our financial performance.

Personal data breaches or failures in data protection may adversely affect our business and reputation.

Our digital platforms collect and process certain personal data, including basic contact details, account information and records of user interactions with our services. Safeguarding this data requires secure systems and controls to ensure that information accessed or stored by us or by our service providers is protected from unauthorized access, misuse or loss.

Although data protection measures are in place, they may not fully prevent, anticipate or detect all incidents. Any loss, unauthorized disclosure or misuse of personal data, whether resulting from cybersecurity breaches, human error, failures by third parties or other causes, may harm our reputation, reduce customer confidence, attract regulatory scrutiny and result in legal or financial liabilities.

As operations expand, we may become subject to data protection laws in additional jurisdictions. These regimes may impose more stringent or differing compliance requirements, and meeting such obligations may require additional resources or operational adjustments. Failure, or perceived failure, to comply with applicable privacy or data protection requirements may lead to penalties, increased compliance costs or disruptions to our operations, any of which could adversely affect our financial performance and prospects.

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations.

Although certain aspects of our technology infrastructure, website hosting and system development are undertaken outside Singapore, we remain subject to the data protection and cybersecurity requirements imposed under Singapore law, including the Singapore Personal Data Protection Act 2012 and its related regulations, advisory guidelines and enforcement standards. As a Singapore-based corporate group that collects, uses and stores personal data relating to customers, employees or other individuals in Singapore, we are required to comply with Singapore’s obligations on data protection, data security, data breach notification, access control and retention.

Our reliance on third party service providers and technology infrastructure located overseas introduces additional complexities in meeting these Singapore regulatory requirements. While we implement commercially available systems, software, tools and monitoring processes to protect the data that we process, transmit or store, such measures may not be sufficient to prevent improper access, misuse, system malfunction or unauthorized disclosure of personal data. Cybersecurity incidents, including malware, hacking, phishing, unauthorized access, data leaks or other similar events, may occur at the level of our service providers or technology partners and may expose us to heightened compliance risks under Singapore law.

Any such incident may result in a breach of our statutory obligations in Singapore, including obligations relating to data protection, data breach notification and the safeguarding of personal data. These events may disrupt our operations, compromise customer information, harm our reputation, undermine customer trust or subject us to investigations, penalties or enforcement actions by the Personal Data Protection Commission. Any of these consequences may materially and adversely affect our business, prospects, financial condition and results of operations.

Service disruptions, downtime or slow system performance within our own platforms may affect customer experience and retention.

Access to our digital platforms depends on the stable performance of our internal systems, including the software applications, databases, platform functionalities and backend processes that support our website, membership features and service delivery. Disruptions may arise from system errors, software defects, configuration issues, capacity constraints, maintenance activities or other internal technical problems. Such issues may lead to slow loading times, reduced functionality or temporary unavailability of services. Any material decline in system performance may affect customers’ ability to access geomancy insights, membership features, event information or product offerings. Repeated or prolonged disruptions may reduce customer satisfaction, weaken engagement levels or lead to the termination of memberships or other services. Any such events may adversely affect our business, reputation, financial condition and prospects.

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User growth and engagement may be affected by factors relating to devices, operating systems and external platforms.

Users access our digital platforms primarily through mobile phones, tablets and computers. The performance and usability of these platforms depend in part on the compatibility of our website with different devices, operating systems, browsers and network environments, all of which are outside our control. As new devices and operating system versions are introduced, our digital platforms may experience display, performance or functional issues that require updates, optimization or redevelopment. Addressing such issues may require additional resources and may not always be completed in a timely manner. Any difficulties that impair ease of access, loading speed or overall user experience may reduce user engagement or limit our ability to attract new users.

Future growth may also be affected by factors such as changes in third party browser policies, reduced visibility on search engines, or unfavorable comparisons to competing online geomancy or advisory services. Increased marketing or technology costs may be required to maintain user activity and traffic levels. If users experience difficulty accessing or using our digital platforms, or if accessibility deteriorates across commonly used devices or operating systems, user growth and engagement may be adversely affected, which could impact our business, financial performance and prospects.

Unauthorized use or imitation of our intellectual property may undermine our competitive position and adversely affect our business.

We rely on proprietary content, methodologies, digital materials and branding that have been developed through years of experience and practice. These include written content, geomancy analysis frameworks, learning materials, curated product concepts, audiovisual content and technology related assets. Given that a large part of our proprietary materials is made available through digital channels or public presentations, it may be vulnerable to copying, extraction or imitation by third parties.

Measures such as confidentiality obligations, contractual restrictions and internal controls provide only limited protection. Third parties may nevertheless reproduce, adapt or imitate elements of our content, services or online user experience, and such activities may not always be detected or prevented in a timely manner. Enforcement actions may be costly, time consuming and uncertain in outcome, and may not result in meaningful remedies. Any inability to prevent unauthorized use or imitation of proprietary materials may weaken our competitive differentiation, reduce the uniqueness of our offerings and adversely affect our business, financial performance and prospects.

Protecting and enforcing our trademarks and brand assets in overseas markets may be challenging and may affect our business expansion.

As we expand our customer reach to overseas Chinese communities and other international markets, the protection and enforcement of our trademarks, brand names and other brand assets may be subject to different legal standards, registration requirements and enforcement mechanisms across jurisdictions. Variations in trademark laws, longer registration timelines and differences in the scope of protection available may limit our ability to prevent the unauthorized use or imitation of our brand in certain regions. In some jurisdictions, third parties may register identical or similar marks before us, which may restrict our ability to use or promote our brand or require us to undertake legal or administrative proceedings to resolve conflicts. Difficulties in securing timely registrations or enforcing our intellectual property rights overseas may affect brand recognition, create barriers to market entry or lead to reputational risks, and may adversely affect our business, financial condition, results of operations and prospects.

Third party intellectual property claims may adversely affect our business and operations.

Our content, digital materials, technology tools and other business activities may, in the future, be alleged to infringe intellectual property rights held by third parties. As intellectual property rights can be uncertain in scope and may not always be identifiable through reasonable searches, there is a risk that certain proprietary materials owned by others may overlap with, or be claimed to relate to aspects of our content, services or online platforms. Third parties may, from time to time assert infringement claims, whether or not such claims have merit. Responding to these claims may require significant management attention and financial resources, and defending such matters may be costly and time consuming. Even if we believe we have a strong defense, there is no assurance that proceedings will be resolved in our favor.

If an infringement claim is successful, we may be required to pay damages, enter into royalty or licensing arrangements, modify or discontinue certain content or features, or take other remedial actions. Such outcomes may disrupt operations, limit our ability to deliver certain services or affect the development of future offerings. Any claim, dispute or associated costs arising from allegations of intellectual property infringement may adversely affect our business, reputation, financial performance and prospects.

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Dependence on key personnel and challenges in attracting or retaining qualified staff may adversely affect our operations and prospects.

Our performance depends significantly on the continued contribution of key personnel, including individuals involved in geomancy content development, digital platform management, technology implementation and operational support. We rely on a small internal team primarily engaged in geomancy content coordination, business operations and administrative support functions, while key technology development and digital platform implementation are largely performed by third-party service providers. Their expertise and experience are important to the delivery of our offerings and to the execution of our business strategy. The specialized nature of geomancy and related advisory content means that suitable candidates for certain roles may be limited. Competition for qualified personnel may be intense, and the pool of individuals with relevant experience may be limited. Recruiting or retaining individuals with the required skills in geomancy content creation, technology development or digital operations may be challenging, and we may need to offer competitive compensation or invest additional resources in training. There is no assurance that these efforts will succeed.

Our business also depends in significant part on the expertise, reputation and continued involvement of Ms. LIM Kiam Kiam, our founder, Chairlady and Director. Her experience and analytical approach have contributed to the development of our geomancy services, content frameworks and methodologies, and the credibility of certain aspects of our offerings is associated with her professional standing. As a result, we are exposed to key person risk.

Any inability of Ms. LIM Kiam Kiam to continue to contribute to us, whether due to health issues, personal circumstances or other unforeseen events, could affect the delivery, consistency or perceived credibility of our geomancy services and may adversely affect customer confidence. Reputational issues relating to her, even if unfounded, may also influence public perception of our offerings.

The departure of any senior personnel or individuals with specialized knowledge may affect the continuity, consistency or quality of certain offerings, disrupt ongoing initiatives and require time and resources to recruit and train suitable replacements. In addition, former personnel who join or establish competing platforms may draw away users or partners, potentially affecting the company’s business and market position. Any inability to attract, retain or motivate key personnel or qualified staff may adversely affect our business, operations, financial performance and prospects.

Exposure to political, economic, regulatory and social developments across different jurisdictions may affect business operations and performance.

The business engages customers in Singapore, Indonesia, Hong Kong, mainland China and various overseas Chinese communities. As operations or customer reach extend across multiple jurisdictions, we are exposed to political, economic, regulatory and social developments that may influence demand, operational conditions or compliance requirements. Many of these factors are outside our control.

Relevant risks include, among others:

●	Regulatory requirements affecting business operations, including rules relating to consumer protection, advertising practices, online content, event organization and the sale of products in certain jurisdictions.

●	Differences in data protection and privacy laws, particularly as digital platforms handle user information across borders.

●	Variations in intellectual property protection and enforcement, which may affect the safeguarding of proprietary educational or geomancy related content.

●	Macroeconomic conditions, including inflation, interest rates, employment trends and general consumer sentiment, which may influence spending on discretionary consulting services.

●	Foreign exchange fluctuations affecting cross border revenue or expenses.

●	Public health situations or restrictions that may affect in-person events or limit the ability to conduct seminars or consultations.

●	Social or cultural sensitivities toward geomancy related services, including differing levels of acceptance across regions.

The regulatory and operating environments in these jurisdictions may change over time. New or amended laws, shifts in regulatory interpretation, or more stringent enforcement may require operational adjustments, the implementation of new compliance measures or changes to customer-facing practices.

Failure to adapt to evolving regulatory, economic or social conditions, or any adverse developments in the jurisdictions from which customers are drawn, may affect customer engagement, increase compliance and operating costs or disrupt planned activities. These factors may have a material adverse effect on our business, financial condition, results of operations and prospects.

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Exposure to infectious diseases, natural disasters and other catastrophic events may adversely affect operations.

Outbreaks of infectious or communicable diseases, as well as other large scale public health incidents, may disrupt normal business activities and affect customer behavior. Restrictions on movement, reduced consumer spending, limitations on in-person activities or changes in event attendance may reduce demand for consulting services, delay planned initiatives or affect customer engagement. Staff availability may also be impacted during periods of widespread illness or quarantine requirements, which may in turn affect operational continuity.

Natural disasters and other catastrophic events, including extreme weather, fires, floods, power outages, acts of terrorism, civil unrest or geopolitical conflicts, may result in business interruptions, disruptions to digital services, damage to equipment or facilities or reduced customer activity. Broader economic uncertainty arising from such events may also affect consumer confidence and discretionary spending.

Other events outside our control, such as vendor system failures, deliberate criminal acts or prolonged service outages, may likewise cause operational interruptions. Any significant disruption arising from public health incidents, natural disasters or other catastrophic events may have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Doing Business in Singapore

Developments in Singapore’s social, political, regulatory and economic environment may affect our operations and business performance.

As Singapore is the location of our corporate headquarters and the place for our key management and administrative functions, developments in Singapore’s social, political, regulatory and economic environment may affect our business operations. Our business relies on Singapore’s stable regulatory environment, digital infrastructure, availability of skilled talent, and overall economic conditions. Any changes in these areas, including adjustments to policies governing digital services, online content, geomancy-related services, wellness-related activities, data protection, consumer protection or AI, may require us to modify our processes, systems or service offerings.

The cost of operating in Singapore, including labor, technology and compliance related expenses, may increase over time. Constraints in talent availability or shifts in manpower regulations may affect our ability to recruit or retain personnel with the expertise needed to support our digital platform and service development. Disruptions affecting Singapore’s infrastructure, such as connectivity issues, power interruptions or limitations in cloud service availability, may also affect the operation and continuity of our platforms.

Singapore’s domestic market is relatively small and our long-term growth depends on serving customers outside Singapore. Any weakening in consumer sentiment or changes in economic conditions within Singapore may affect spending on discretionary services, including geomancy-related services and wellness offerings. Although Singapore has historically maintained a stable and well-regulated environment, there is no assurance that such conditions will persist. Any adverse developments in Singapore may materially affect our business, prospects, financial condition and results of operations.

Epidemics, natural disasters, adverse weather conditions and other events outside our control may materially disrupt our business.

As our corporate headquarters, key management functions and core administrative activities are located in Singapore, our business may be affected by disruptions arising from unforeseeable circumstances such as power outages, labor disputes, severe weather conditions, epidemics and other significant events occurring in Singapore. Any material disruption in Singapore may impact the continuity of our digital platforms, wellness and geomancy related services, and the coordination of our regional operations. These events may also influence local market conditions, consumer sentiment, and business confidence in Singapore. Any such disruptions may cause damage or interruption to our operations, customers or partners, any of which could materially and adversely affect our business, prospects, financial condition and results of operations.

Evolving laws, regulations, standards and policies may increase our compliance obligations and operational risks.

The laws, regulations, standards and policies in the jurisdictions in which we operate or may in the future operate continue to evolve and may change rapidly. As a provider of digital platforms offering astrology insights, geomancy related services, wellness content and AI-enabled features, our business may become subject to new or expanded regulatory requirements relating to digital services, online content, data protection, consumer protection, advertising and other areas relevant to our operations. Compliance with existing and new requirements may increase our operating costs and may require adjustments to our systems, processes or service offerings.

The costs of compliance, including investigating and remediating any issues and implementing changes required by new or amended laws, may be significant. Any failure to comply, whether actual or perceived, could result in additional expenses, delays, penalties or liability, and could harm our reputation, brand and business prospects. As we expand into new markets, we are reviewing applicable laws and regulations in each jurisdiction, including requirements for approvals, licenses and permits. The ongoing development of regulatory frameworks in these markets may lead to a patchwork of differing or conflicting requirements, which could further increase our compliance costs or otherwise adversely affect our business.

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The ability of our subsidiary in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

We are an exempted company registered and incorporated in the Cayman Islands as a holding company, and our operations are conducted through our Singapore subsidiary. Our ability to meet our cash requirements depends, in part, on the receipt of dividends or other distributions from this subsidiary. Under the Singapore Companies Act 1967, a company may declare and pay dividends only out of profits available for distribution. Dividends cannot be paid out of capital, and our Singapore subsidiary must remain solvent after any dividend distribution. Accordingly, if our Singapore subsidiary does not generate sufficient distributable profits or if any dividend payment would impair its ability to meet its obligations as they fall due, it may be restricted from declaring or paying dividends to us. Although there are currently no foreign exchange controls in Singapore that limit the remittance of dividends to non-resident shareholders, there is no assurance that the existing regulatory framework will remain unchanged. Amendments to Singapore laws or the introduction of foreign exchange controls, capital flow restrictions or other regulatory measures could affect the ability of our Singapore subsidiary to distribute dividends or make other payments to us in the future.

Any limitation on the ability of our Singapore subsidiary to declare or pay dividends, whether due to legal, regulatory, financial or other restrictions, may affect our liquidity, our ability to fund operations or expansion plans and our capacity to meet our cash obligations.

Risks Related to Our Class A Ordinary Shares and This Offering

There has been no public market for our Class A Ordinary Shares prior to the completion of this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all.

Prior to the completion of this offering, there has not been a public market for our Class A Ordinary Shares. We plan to apply for the listing of our Class A Ordinary Shares on the Nasdaq Capital Market. An active public market for our Class A Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected.

The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Class A Ordinary Shares will be determined by negotiations between us and the underwriters, and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Class A Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Class A Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

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You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

The initial public offering price of our Class A Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Class A Ordinary Shares. Consequently, when you purchase our Class A Ordinary Shares in the offering, upon completion of the offering, you will incur immediate dilution of $[    ] per share, assuming an initial public offering price of $[    ]. See “Dilution”. In addition, you may experience further dilution to the extent that additional Class A Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to the completion of this offering, we have been a private company with limited accounting personnel. Furthermore, prior to the completion of this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Ordinary Shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis”.

The material weaknesses identified include: (i) a lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements and (ii) a lack of comprehensive accounting policies and procedures manual to facilitate preparation of U.S. GAAP financial statements.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

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We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have already adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

Our Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such Ordinary Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our auditor is headquartered in Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities fail to agree the PCAOB’s intervention in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On December 29, 2022, the President signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Furthermore, various equity-based research organizations have recently published reports on mainland China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our Ordinary Shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our auditor, AOGB CPA Limited, headquartered in Hong Kong, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board or as executive officers.

After we are no longer an “emerging growth company”, or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of [  ] Class A Ordinary Shares are issued and outstanding before the consummation of this offering and [  ] Class A Ordinary Shares will be issued and outstanding immediately after the consummation of this offering. Substantial sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We have not previously declared or paid any cash dividends and we do not have any present plan to pay any cash dividends on our Class A Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The trading price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, which could result in substantial losses to investors.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with relatively small public float after this offering, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

(a)	actual or anticipated fluctuations in our revenue and other operating results;

(b)	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

(c)	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

(d)	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

(e)	additions or departures of key personnel;

(f)	release of lock-up or other transfer restrictions on our issued and outstanding equity securities or sales of additional equity securities; and

(g)	potential litigation or regulatory investigations.

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In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, financial condition, results of operations and prospects.

Our dual-class voting structure will limit your ability to influence corporate matters requiring shareholder approval, and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares will be entitled to one (1) vote per share, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. We will issue Class A Ordinary Shares in this offering.

Upon the completion of this offering, Ms. LIM Kiam Kiam will beneficially own all of our then issued and outstanding Class B Ordinary Shares and will control approximately [  ]% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including our memorandum and articles of association, and significant corporate transactions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. See “Use of Proceeds.” However, our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the trading price of our Class A Ordinary Shares. The net proceeds from this offering may be placed in investments that do not produce income or that lose value. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

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As we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our Board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer Board members will be exercising independent judgment and the level of Board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

We are a “controlled company” as defined under the Nasdaq listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders.

We are a “controlled company” as defined under the Nasdaq listing rules because Ms. LIM Kiam Kiam will be the beneficial owner of an aggregate of [ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares, which will represent approximately [    ]% of our aggregate voting power upon the completion of this offering (assuming the underwriters to not exercise their over-allotment option). As a result, we will remain a “controlled company” within the meaning of the Nasdaq Stock Market Rules and therefore we are eligible for certain exemptions from the corporate governance listing requirements of the Nasdaq. For so long as we remain a controlled company under this definition, we are permitted to elect to rely on certain exemptions from the Nasdaq corporate governance requirements, including the requirement that our director nominees be selected or recommended solely by independent directors, and that we have a nomination committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees. Although we currently do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, we could elect to rely on these exemptions in the future, and as a result, you may not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market on or before consummation of this offering. We cannot assure you that our securities will be approved for listing. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

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If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

(a)	a limited availability for market quotations for our Class A Ordinary Shares;

(b)	reduced liquidity with respect to our Class A Ordinary Shares;

(c)	a determination that our Class A Ordinary Shares are “penny stock”, which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

(d)	a limited amount of news and analyst coverage; and

(e)	a decreased ability to issue additional securities or obtain additional financing in the future.

Our Board may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Class A Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Class A Ordinary Shares are listed or traded from time to time, our Board may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our Directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; and (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our Board may, from time to time require, is paid to us in respect thereof.

If our Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and our register of members closed at such times and for such periods as our Board may, from time to time determine provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in the public offering. Once the Class A Ordinary Shares have been listed on the Nasdaq Capital Market, the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members will remain with Depository Trust Company (“DTC”)/Cede & Co. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the “DTC” systems.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of not less than seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of, at the time when the meeting proceeds to business, at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in the Company entitled to vote at such general meeting of the Company.

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If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

(a)	At least 75% of our gross income for the year is passive income; or

(b)	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the current and projected composition of our income and assets (including the amount of cash we raise in this offering), and the expected value of our assets, including goodwill, which is based in part on the expected price of our Class A Ordinary Shares in the offering, we do not expect to be a PFIC for the current taxable year. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for the current taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for any taxable year

If we are a PFIC for any taxable year (or portion thereof) during which a U.S. taxpayer holds Class A Ordinary Shares, we generally would continue to be treated as a PFIC with respect to that U.S. taxpayer for all succeeding years during which the U.S. taxpayer holds such Class A Ordinary Shares, even if we ceased to meet the threshold requirements for PFIC status. In such case, such a U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be a PFIC. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of owning and disposing of Class A Ordinary Shares if we are to become classified as a PFIC.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Tax Considerations.”

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we make a liquidating distribution, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our Directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our Company to claims, by paying public shareholders prior to addressing the claims of creditors.

We cannot assure you that claims will not be brought against us for these reasons. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Our Company and any Director or manager of our Company who knowingly and willfully authorizes or permits any distribution or dividend to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would commit an offense and may be liable to a fine of Cayman Islands dollars 15,000 and to imprisonment for five years in the Cayman Islands.

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You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to bring an action against us or against these individuals outside of the United States, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

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Special Note regarding Forward-Looking Statements

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “predict,” “target,” “will,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our ability to execute our strategies, manage growth and maintain our corporate culture;

●	our future business development, financial conditions and results of operations;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our ability to successfully compete in the highly competitive markets;

●	our expectations regarding our relationships with service partners;

●	the safety, affordability, and convenience of our platform and our offerings;

●	our anticipated investments in new products and offerings, and the effect of these investments on our results of operations;

●	our ability to successfully enter into new geographies, expand our presence in countries in which we are limited by regulatory restrictions, and manage our international expansion;

●	our expected growth in the number of platform users, and our ability to promote our brand and attract and retain platform users;

●	anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

●	our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

●	our ability to maintain, protect, and enhance our intellectual property rights;

●	our ability to successfully acquire and integrate companies and assets;

●	changes in the need for capital and the availability of financing and capital to fund these needs;

●	our ability to prevent disturbance to our IT systems;

●	our ability to successfully defend litigation brought against us;

●	relevant government policies and regulations relating to our industry;

●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

●	our ability to implement, maintain, and improve effective internal controls;

●	our anticipated uses of net proceeds from this offering; and

●	other matters beyond our control.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The industries in which we operate may not grow at the rate projected by market data, or at all. Failure of those industries to grow at the projected rate may have a material and adverse effect on our business and the market price of the Class A Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$[    ] million, or approximately US$[    ] million if the underwriters exercise their over-allotment option to purchase [  ] additional Class A Ordinary Shares in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$[    ] per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover page of this prospectus. Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[    ] per Class A Ordinary Share would increase (decrease) the net proceeds of this offering by US$[    ] million, or approximately US$[    ] million if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full.

We plan to use the net proceeds of this offering as follows:

●	approximately 40% for research and development of AI adaptation into geomancy methodologies and digital platforms;

●	approximately 25% for international market expansion and branding;

●	approximately 20% for marketing and content platform development; and

●	approximately 15% for general corporate purposes, including working capital, operating expenses and capital expenditures and for strategic acquisitions[1].

The precise amounts and percentage of the net proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This foregoing expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of the net proceeds will depend on business and market conditions as they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the net proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.”

Pending any use of proceeds described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing, debt instruments or demand deposits.

Although we may use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

1 As of the date of this prospectus, no specific acquisition targets have been identified.

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Dividend Policy

Our Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that, in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

We have not previously declared or paid any cash dividends and we do not have any present plan to pay any cash dividends on our Class A Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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Capitalization

The following table sets forth our capitalization as of September 30, 2025:

●	on an actual basis;

●	on a pro forma basis to give effect to the issuance and sale of Class A Ordinary Shares by us in this offering at an assumed initial public offering price of US$[ ] per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of September 30, 2025
	Actual	Pro Forma
(unaudited)
(SGD thousands, except for share and per share data)
Cash and cash equivalents

Long-term borrowings:
Interest bearing loans
Total long-term borrowings
Shareholders’ equity/(deficit):
Class A Ordinary Shares (of nominal or par value of US$[    ] per share;
[    ] Class A Ordinary Shares authorized and [    ] Class A Ordinary
Shares issued and outstanding, actual; [ ] Class A Ordinary Shares issued and outstanding, pro forma as of September 30, 2025, respectively)
Class B Ordinary Shares (of nominal or par value of US$[ ] per share; [ ] Class B Ordinary Shares authorized and [ ] Class B Ordinary Shares issued and outstanding, actual and pro forma as of September 30, 2025, respectively)
Additional paid-in capital(1)
Accumulated deficit
Accumulated other comprehensive loss
Total shareholders’ equity(1)
Total capitalization(1)

(1)	Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[ ] per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$[ ] million, assuming the number of Class A Ordinary Shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

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Dilution

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A Ordinary Share and our net tangible book value per Class A Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Class A Ordinary Share is substantially in excess of the book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Share.

Our net tangible book value as of September 30, 2025 was US$[    ] million, or US$[    ] per Class A Ordinary Share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per Class A Ordinary Share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$[    ] per Class A Ordinary Share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after September 30, 2025, other than to give effect to our sale of the Class A Ordinary Shares offered in this offering at the assumed initial public offering price of US$[    ] per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2025 would have been US$[    ] million, or US[    ]$ per Class A Ordinary Share. This represents an immediate increase in net tangible book value of US$[    ] per Class A Ordinary Share to the existing shareholders and an immediate dilution in net tangible book value of US$[    ] per Class A Ordinary Share to investors purchasing Class A Ordinary Shares in this offering. The following table illustrates such dilution:

Per Class A Ordinary Share
Assumed initial public offering price	US$	[ ]
Net tangible book value as of September 30, 2025	US$	[ ]
Pro forma net tangible book value after giving effect to Amount of dilution in net tangible book value to new investors in this offering	US$	[ ]

Each US$1.00 increase (decrease) in the assumed public offering price of US$[    ] per Class A Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$[    ] million, the pro forma as adjusted net tangible book value per Class A Ordinary Share after giving effect to this offering by US$[    ] per Class A Ordinary Share and the dilution in pro forma as adjusted net tangible book value per Class A Ordinary Share to new investors in this offering by US$[    ] per Class A Ordinary Share, assuming no change to the number of Class A Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2025, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per Class A Ordinary Share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of Class A Ordinary Shares does not include Class A Ordinary Shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Class A Ordinary Shares Purchased			Total Consideration			Average Price Per Class A Ordinary Share
	Number	Percent		Amount	Percent
Existing shareholders			%	US$		%	US$
New investors			%	US$		%	US$
Total		100%		US$	100%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are Class A Ordinary Shares issuable upon exercise of outstanding share options at a nominal exercise price. To the extent that any of these options are exercised, there will be further dilution to new investors.

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Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in Singapore, and substantially all of our assets are located in Singapore. [A majority of] our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — [You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.”]

We have appointed [agent], located at [    ], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty regarding Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a final and conclusive monetary judgment for a definite sum obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

(a)	the foreign court had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(b)	the judgment given by the foreign court was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations;

(c)	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the foreign court;

(d)	recognition or enforcement in the Cayman Islands would not be contrary to public policy; and

(e)	the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

Singapore

There is uncertainty as to whether the courts of Singapore would (i) recognize or enforce judgments of United States courts obtained against us or our Directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Singapore against us or our directors or officers predicated upon the securities laws of the United States.

In making a determination as to enforceability of a judgment of the courts of the United States, and subject to the Singapore courts having jurisdiction over the judgment debtor, the Singapore courts would have regard to whether the judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, an in personam foreign judgment that is final and conclusive (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal), given by a competent court of law having jurisdiction over the parties subject to such judgment, and for a fixed and ascertainable sum of money, may be enforceable as a debt in the Singapore courts under common law unless procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to fundamental public policy, or if the judgment would conflict with earlier judgment(s) from Singapore or earlier foreign judgment(s) recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws (save where any such component of the judgment can be duly severed from the rest of the judgment sought to be enforced). Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our Directors and officers. In respect of civil liability provisions of the United States federal and state securities law which permit punitive damages against us and our Directors and/or our Executive Officers, we are unaware of any reported decision by the Singapore courts which has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States or any state or territory of the United States is enforceable in Singapore.

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Corporate History and Structure

Corporate History

The table below sets forth the key development milestones in our Group’s history.

Year	Milestones
September 26, 2023	All Best App Pte. Ltd. was incorporated in Singapore

November 14, 2025	Integratia Holdings Limited was incorporated in the British Virgin Islands, and is wholly owned by Ms. LIM Kiam Kiam.

November 21, 2025	Star Integratia Limited was incorporated in the Cayman Islands as a wholly owned subsidiary of Integratia Holdings Limited.

December 5, 2025	Integratia Group Limited was incorporated in the British Virgin Islands as a wholly owned subsidiary of Star Integratia Limited.

December 17, 2025	Ms. LIM Kiam Kiam acquired an aggregate of 18,000 shares of All Best App Pte. Ltd. from the existing shareholders. Ms. LIM Kiam Kiam become sole shareholder of All Best App Pte. Ltd.

December 18, 2025	Integratia Group Limited acquired 100% equity interest in All Best App Pte. Ltd., thereby bringing All Best App Pte. Ltd. under the Integratia group headed by Ms. LIM Kiam Kiam.

Corporate Structure

Our Company was incorporated in the Cayman Islands on November 21, 2025, under the Companies Act as an exempted company with limited liability. We conduct our operations through our wholly-owned subsidiary in Singapore. This is an offering of the Class A Ordinary Shares of our Company instead of the shares in our operating subsidiary.

The following diagram illustrates our corporate structure, including our subsidiaries prior to and after this Offering (assuming no exercise of underwriters’ over-allotment option):

Our Subsidiaries

Particulars of our subsidiaries as of the date of this prospectus are set forth in the table below:

Name	Background	Ownership	Principal Activities
All Best App Pte. Ltd.	Incorporated in Singapore on September 26, 2023	100% owned by Integratia Group Limited	Geomancy related service provider specializing in four core services: 1) Sales of curated products; 2) Geomancy related consultation services; 3) Geomancy website; and 4) Organize geomancy-themed events.

Integratia Group Limited	Incorporated in British Virgin Islands	100% owned by our Company	Investment holding

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in our historical consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in “Special Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update any of these forward-looking statements.

Overview

Ms. LIM Kiam Kiam, the founder of Star Integratia Limited, has over four decades of experience in Chinese geomancy practice and research. Her early work began in Singapore and gradually expanded into a professional practice serving individuals, families and institutional clients across Asia. Ms. LIM Kiam Kiam continues to lead Star Integratia Limited in developing an integrated geomancy platform that combines professional consulting, curated geomancy-related products, thematic events, and subscription-based online services. Our primary market is in Singapore.

For the period from September 26, 2023 (inception) to September 30, 2024 and the year ended September 30, 2025, our total revenue was SGD40,731 and SGD1,734,135 (US$1,343,978), respectively. Our income from operations and net income were SGD1,176,024 (US$911,434) and SGD1,052,158 (US$815,436), respectively, for the year ended September 30, 2025, as compared to our income from operations and net income of negative SGD29,641 and negative SGD29,362, respectively, for the period from September 26, 2023 (inception) to September 30, 2024.

Results of Operations

Comparison of Period from September 26, 2023 (Inception) to September 30, 2024 and Year Ended September 30, 2025

The following table sets forth the combined results of our operations for the period from September 26, 2023 (inception) to September 30, 2024 and the year ended September 30, 2025, respectively:

	For the year from September 26, 2023 (inception) to September 30, 2024	For the year ended September 30, 2025	For the year ended September 30, 2025
	SGD	SGD	US$
Revenue	40,731	1,734,135	1,343,978
Cost of revenue	(9,310)	(417,529)	(323,591)
Gross profit	31,421	1,316,606	1,020,387

Operating expenses:
General and administrative expenses	(61,062)	(140,582)	(108,953)
(Loss) Income from operations	(29,641)	1,176,024	911,434

Other income:
Other income	-	170	132

(Loss) Income before tax expense	(29,641)	1,176,194	911,566
Income tax credit (expense)	279	(124,036)	(96,130)
Net (loss) income and comprehensive (loss) income	(29,362)	1,052,158	815,436

Net (loss) income per ordinary share
Basic and diluted	(2.94)	105.22	81.54

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	10,000	10,000	10,000

Revenue

For the year ended September 30, 2025, the Company’s revenue amounted to SGD1,734,135 (US$1,343,978), compared with the corresponding period from September 26, 2023 (inception) to September 30, 2024 of SGD40,731. The revenue mainly includes the sales of curated products, geomancy consultancy services, website membership income and geomancy-themed events income.

The table below sets out our revenue by revenue types for the periods indicated.

	For the period from September 26, 2023 (inception) to September 30, 2024	For the year ended September 30, 2025	For the year ended September 30, 2025
	SGD	SGD	US$
Sales of curated products	35,719	1,144,545	887,038
Geomancy consultancy services	61	545,450	422,731
Website membership income	4,951	5,668	4,393
Geomancy-themed events income	-	38,472	29,816
	40,731	1,734,135	1,343,978

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Revenue or the period from September 26, 2023 (inception) to September 30, 2024 and the year ended September 30, 2025 was recognized at point in time, except for website membership income, recognized over time based on a time apportion basis.

For the year ended September 30, 2025, the Company’s revenue amounted to SGD1,734,135 (US$1,343,978) representing an increase of SGD1,693,404 (4,157.53%) as compared to the period from September 26, 2023 (inception) to September 30, 2024 of SGD40,731. The increase in revenue was mainly due to 1) an increase in the revenue generated from sales of curated product, which increased by SGD1,108,826 from SGD35,719 for the period from September 26, 2023 (inception) to September 30, 2024 to SGD1,144,545 (US$887,038) for the year ended September 30, 2025 and 2) an increase in the revenue generated from geomancy consultancy services, which increased by SGD545,389 from SGD61 for the period from September 26, 2023 (inception) to September 30, 2024 to SGD545,450 (US$422,731) for the year ended September 30, 2025.

The significant increase in the Company’s revenue for the year ended September 30, 2025, was primarily attributable to the strong growth in both curated product sales and geomancy consultancy services. During the year, the Company promotes its Geomancy consultancy services and sales of curated products by organizing geomancy-themed event. In addition, the Company strengthened its customer engagement strategies through website membership, resulting in increased market visibility and higher sales conversion.

Furthermore, the demand for geomancy-related products and consultancy services increased substantially following our organization of a geomancy-themed event. We also benefit from returning customers and referrals, leading to recurring service income and stabilizing client relationships. Together, these factors contributed to the revenue growth of approximately 4,157.53% compared with the previous year.

Gross profit

Our gross profit increased by SGD1,285,185 or 4,090.21% to SGD1,316,606 (US$1,020,387) for the year ended September 30, 2025, as compared to SGD31,421 for the period from September 26, 2023 (inception) to September 30, 2024. The increase in gross profit is due to strong growth in both curated product sales and geomancy consultancy services in the year ended September 30, 2025.

Cost of revenue

Our cost of revenue primarily comprised curated products cost and events cost. Our total cost of revenue increased by SGD 408,219 or 4,384.74%, from SGD9,310 for the period from September 26, 2023 (inception) to September 30, 2024, to SGD417,529 (US$323,591) for the year ended September 30, 2025. The increase in cost of revenue for the year ended September 30, 2025 was directly aligned with the substantial rise in revenue generated from sales of curated products and geomancy-themed event.

Income from operations

Our income from operations amounted to negative SGD29,641 for the period from September 26, 2023 (inception) to September 30, 2024 and SGD1,176,024 (US$911,434) for the year ended September 30, 2025.

General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses the period from September 26, 2023 (inception) to September 30, 2024 and the year ended September 30, 2025:

	For the period from September 26, 2023 (inception) to September 30, 2024	For the year ended September 30, 2025	For the year ended September 30, 2025
	SGD	SGD	US$
Professional fee expense	2,630	47,271	36,636
Depreciation expense	18,667	35,179	27,264
Marketing and promotion expense	8,168	5,930	4,596
Lease expense	-	18,600	14,415
General administrative expense	31,597	33,602	26,042
	61,062	140,582	108,953

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Our general and administrative expenses accounted for SGD61,062 and SGD140,582 (US$108,953) for the period from September 26, 2023 (inception) to September 30, 2024 and for the year ended September 30, 2025, respectively. General and administrative expense for the year ended September 30, 2025 increased by 130.23%, or SGD79,520 to SGD140,582 (US$108,953), as compared to SGD61,062 for the period from September 26, 2023 (inception) to September 30, 2024.

Professional fee expenses increased by SGD44,641 to SGD47,271 (US$36,636) for the year ended September 30, 2025, compared with SGD2,630 for the period from September 26, 2023 (inception) to September 30, 2024, as we engaged external advisors, including legal, accounting, and compliance consultants.

Depreciation expense increased by SGD16,512 to SGD35,179 (US$27,264) for the year ended September 30, 2025, compared to SGD18,667 for the period from September 26, 2023 (inception) to September 30, 2024, due to additional purchase of property and equipment.

Marketing and promotion expense decreased by SGD2,238 to SGD5,930 (US$4,596) for the year ended September 30, 2025, compared to SGD8,168 for the period from September 26, 2023 (inception) to September 30, 2024.

Lease expense increased by SGD18,600 to SGD18,600 (US$14,415) for the year ended September 30, 2025, compared to nil for the period from September 26, 2023 (inception) to September 30, 2024. The increase was primarily attributable to the lease of our Singapore office from April 18, 2025.

We expect our overall general and administrative expenses, including marketing and promotion expenses and professional expenses, to increase in the foreseeable future, as we plan to incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase when we become a public company upon the completion of this offering.

Income tax expense

We are not subject to any income tax in the Cayman Islands pursuant to the rules and regulations in the Cayman Islands, but our subsidiary is subject to Singapore profits tax. Our income tax expense was SGD124,036 (US$96,130) for the year ended September 30, 2025, increasing from tax credit of SGD279 for the period from September 26, 2023 (inception) to September 30, 2024, due to the increase in income before tax of SGD1,205,835 to SGD1,176,194 (US$911,566) for the year ended September 30, 2025 compared to loss of SGD29,641 for the period from September 26, 2023 (inception) to September 30, 2024. The effective tax rate for the period from September 26, 2023 (inception) to September 30, 2024 and for the year ended September 30, 2025 was (0.94%) and 10.55%, respectively.

Net income

As a result of the foregoing, we reported net income of SGD1,052,158 (US$815,436) for the year ended September 30, 2025, representing an increase of SGD1,081,520 from a net loss of SGD29,362 for the period from September 26, 2023 (inception) to September 30, 2024.

Liquidity and Capital Resources

We financed our operations primarily through cash flows from operations.

Our use of cash was primarily related to operating activities in the period from September 26, 2023 (inception) to September 30, 2024 and for the year ended September 30, 2025. We have historically financed our operations primarily through our cash flow generated from our operations.

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In view of the current cash and bank balances, funds generated by our operating activities, we believe our Company has sufficient resources to meet the working capital needs in the next 12 months from the date the audited financial statements are issued. However, our ability to meet the liquidity and capital requirements will be subject to future economic conditions and other factors which are beyond our control.

We may declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the Board deems relevant, and subject to the restrictions contained in any future financing instruments.

We intend to use the net proceeds from this offering in the following manner:

●	approximately 40% for research and development of AI adaptation in geomancy methodologies and digital platforms;
●	approximately 25% for international market expansion and branding;
●	approximately 20% for marketing and content platform development;
●	approximately 15% for general corporate purposes, including working capital, operating expenses and capital expenditures and for strategic acquisitions[2].

Cash Flow

The following table sets forth a summary of our combined cash flows for the period from September 26, 2023 (inception) to September 30, 2024 and the year ended September 30, 2025, respectively:

	For the period from September 26, 2023 (inception) to September 30, 2024	For the year ended September 30, 2025	For the year ended September 30, 2025
	SGD	SGD	US$
Net cash (used in) provided by operating activities	(62,562)	933,043	723,121
Net cash used in investing activities	(140,000)	(16,427)	(12,731)
Net cash provided by financing activity	230,000	-	-

Net increase in cash and cash equivalents	27,438	916,616	710,390

At beginning of period/year	-	27,438	21,265
At end of period/year	27,438	944,054	731,655

As of September 30, 2024 and 2025, we had cash and cash equivalents of SGD27,438 and SGD944,054 (US$731,655), respectively. The increase in cash and cash equivalents was mainly attributable to positive cash proceeds from operations with our significant business growth during the year ended September 30, 2025.

As of September 30, 2024 and 2025, our working capital was SGD79,251 and SGD1,114,651 (US$863,871), respectively. We generated positive operating cash flows, which created a large cash balance to improve our liquidity and cash position.

Cash provided by operating activities

Our cash inflow from operating activities was principally receipt of payments for sales of curated products and consultancy services provided by us to our customers, whereas our outflow from operating activities is principally for payments made to vendor for cost of curated products.

Net cash provided by operating activities reflects our net income adjusted for non-cash items, including non-cash depreciation of property and equipment and right-of-use asset, inventory written off and interest expense and changes in working capital items including prepaid expenses, other receivables and deposits, inventory, contact liabilities, other current liabilities, asset retirement obligations and deferred tax.

For the period from September 26, 2023 (inception) to September 30, 2024, net cash used in operating activities amounted to SGD62,562. Cash used by operations was primarily attributable to net loss of SGD29,362 and adjusted for non-cash item of amortization of intangible asset of SGD18,667, an increase in prepaid expenses, other receivables and deposits of SGD40,412, and inventory of SGD10,650 offset by an increase in contract liabilities of SGD3,904.

For the year ended September 30, 2025, net cash provided by operating activities amounted to SGD933,043 (US$723,121). Cash provided by operations was primarily attributable to net income of SGD1,052,158 (US$815,436), and adjusted for non-cash item of depreciation of property and equipment of SGD2,476 (US$1,919), depreciation of right-of-use assets of SGD4,703 (US$3,645), interest accretion relating to asset retirement obligations of SGD398 (US$308), amortization of intangible assets of SGD28,000 (US$21,700), increase in other current liabilities of SGD3,684 (US$2,855), increase in asset retirement obligations of SGD18,814 (US$14,582), increase in deferred tax of SGD6,256 (US$4,849) and increase in income tax payable of SGD117,780 (US$91,281), offset by an increase in prepaid expenses, other receivables and deposits of SGD194,481 (US$150,725), increase in inventories of SGD26,829 (US$20,793), decrease in contract liabilities of SGD2,165 (US$1,677), increase in amount due from a director of SGD58,937 (US$45,677), and increase in operating lease obligation of SGD18,814 (US$14,582).

Cash used in investing activities

For the period from September 26, 2023 (inception) to September 30, 2024, net cash used in investing activities was SGD140,000, resulting from the purchase of intangible assets of SGD140,000.

For the year ended September 30, 2025, net cash used in investing activities was SGD16,427 (US$12,731), which mainly consisted of the purchase of property and equipment.

Cash provided by financing activities

For the period from September 26, 2023 (inception) to September 30, 2024, cash provided by financing activities amounted to SGD230,000, which represented the proceeds from the issuance of Ordinary Shares of a subsidiary.

There were no financing activities for the year ended September 30, 2025.

2 As of the date of this prospectus, no specific acquisition targets have been identified.

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Off-Balance Sheet Arrangements

We had not entered into any material off-balance sheet transactions and arrangements during the period from September 26, 2023 (inception) to September 30, 2024 and the year ended September 30, 2025.

Contractual obligations

The following table summarizes our contractual obligations as of September 30, 2025:

	Payment due by period
	Less than 1 year SGD	1 to 3 years SGD	More than 3 years SGD	Total SGD
Lease obligation	37,200	18,600	-	55,800

We do not have any contractual obligations as of September 30, 2024.

Capital Expenditures

For the period from September 26, 2023 (inception) to September 30, 2024 and the year ended September 30, 2025, we purchased nil and SGD16,427 of property and equipment, respectively, mainly for use in our operations.

For the period from September 26, 2023 (inception) to September 30, 2024, we purchased a website at cost of SGD140,000. The website is mainly for provision of subscription-based online services. No purchase of intangible asset for the year ended September 30, 2025.

Critical Accounting Policies and Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are fully disclosed in our audited combined financial statements included elsewhere in this prospectus. We prepared our audited combined financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our audited combined financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information and external market information. Actual results may differ from these estimates.

We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because the information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations. Despite the fact that the management determines there are no critical accounting estimates, the most significant estimates relate to allowance for credit losses, for which we are required to estimate the collectability of accounts receivable. The estimates were based on a number of factors including historical loss rates and expectations of future conditions, and other factors that may affect our ability to collect from customers.

Revenue recognition

The Group follows ASC 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606. Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of accounts for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Group identifies a bundle of goods or services that are distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Group applied the guidance of ASC 606-10-25-16 through 22 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract based on the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the satisfaction of the performance obligations. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

Geomancy consultancy services

The Group provides geomancy consultancy services to its customers. The Group fulfills its performance obligation and recognizes revenue from Geomancy consultancy services at a point in time when a customer can consume benefit from the consultation. Invoice issued to customers indicating details of consultancy services with transaction price allocated to each type of consultancy service is considered a contract with customers. Service fees charged to customers are normally paid immediately.

Sales of curated products

The Group generates revenue by selling curated products to its customers. Performance obligation is satisfied upon delivery of products, usually cash on delivery basis. Invoice issued to its customers is indicating products sold and other terms and conditions are considered as contract with customers. The Group allocates transaction prices to its products separately net of discount, if any. Revenue is recognized at a point in time when control of a product is transferred to a customer. Products sold are not returnable and refundable.

Geomancy-themed events

The Group organizes geomancy-themed events and sells tickets to customers who are interested in attending the event which is usually completed within one day. Tickets are sold and payments for the tickets are received in advance before the event starts. Such sales of tickets and advance payments from customers are recorded as contract liability. Revenue is recognized at a point in time based on tickets price on the day the event occurred, which coincides with transfer of performance obligation to the customers.

Subscription-based online services through website (i.e. website membership income)

The Group earns website membership income when members sign up for membership and make payment on the website The members can choose to sign up for 1 month, 6 months, 1 year or 2 years membership. Customers will register membership by providing date of birth on the website. Members start to be able to use information on the website from the day the member pays membership fee, and the service is available for the duration selected. Such membership income is recognized over time on a time apportioned basis. Any remaining duration of membership to be used after balance sheet date is recognized as contract liability.

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Industry Overview

All the information and data presented in this section have been derived from a report that was commissioned by us and prepared by [ ] unless otherwise noted. [ ] has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Overview of Macro-economic Environment in Singapore

Nominal Gross Domestic Product (“GDP”) and GDP per Capita in Singapore (2020-2029E)

Singapore’s macroeconomic conditions from 2020 to 2024 reflect the broader global environment, with periods of contraction, recovery and subsequent moderation. In 2020, the GDP contracted by –3.8% primarily due to the impact of the COVID-19 pandemic on global trade, manufacturing and services. The economy rebounded strongly in 2021 with 7.0-8.0% growth, supported by government stimulus measures and the recovery of global trade. In 2022, GDP grew by 3.6%, driven by manufacturing, finance and wholesale trade. Growth moderated to 1.1% in 2023 amid inflation, supply chain disruptions and geopolitical tensions. In 2024, the economy strengthened with 4.4% growth, largely driven by strong performance in key sectors such as manufacturing, wholesale trade and financial services.

Nominal GDP is projected to grow at 1.5%-2.5% in 2025, according to the Singapore Ministry of Trade and Industry (MTI); it is estimated an annual growth rate of 2.0-3.0% from 2026 to 2029. These projections reflect anticipated improvements in global trade, continued expansion in high-value sectors like finance, logistics, digital services and sustained government support for infrastructure and innovation.

GDP per capita is expected to grow at a rate slightly above nominal GDP, supported by modest population growth (around 0.8%–1.5% annually). In 2024, Singapore’s GDP per capita was approximately US$ 80,000.0, up from US$ 61,000.0 in 2020, reflecting the economy’s recovery and resilience over the period.

Looking forward, Singapore’s economic growth will be supported by:

●	Global Economic Recovery in some of Singapore’s strong-performing sectors: Singapore will benefit from global growth, particularly in electronics, pharmaceuticals and financial services.

●	Expansion in High-Value Sectors: The shift towards a service-oriented economy will continue, with growth driven by stable, resilient sectors like finance, trade and logistics.

●	Government Support: Strategic investments in infrastructure, technology and green initiatives will drive growth, especially in emerging sectors.

●	Global Risk Mitigation: Singapore’s diversified economy and stable political environment will help buffer against global risks, ensuring steady growth.

Singapore’s stable economic development provides a strong foundation for emerging industries, such as the geomancy services sector, enabling them to flourish and thrive within this conducive environment.

Source: SingStat 2020-2024, Singapore Ministry of Trade and Industry

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Total Population and Chinese Population in Singapore (2020-2029E)

Singapore’s total population was approximately 6.0 million in 2024, reflecting a steady increase from 2020 to 2024 as the country’s population recovered from COVID-19 related declines. Over this period, population growth averaged around 1.1% annually, driven primarily by the expansion of non-resident population as economic activities resumed.

The resident population, including citizens and permanent residents, remained stable at about 4.2 million, consistent with demographic patterns observed over the past decade. According to Singapore Census of Population 2020, the Chinese ethnic group accounted for 73.9% of the resident population, a proportion. This trend is expected to continue, providing a stable base for culturally driven services.

Based on historical demographic patterns and existing policy settings, Singapore’s total population is projected to reach 6.2–6.3 million by 2029, with the Chinese ethnic group likely to continue representing about 72.0%–75.0% of the resident population.

Several factors contribute to this forecasted growth:

●	Total population growth is driven by sustained demand for foreign labor and skilled professionals, particularly in sectors such as construction, services, and high-tech industries, supported by Singapore’s pro-business immigration policies, along with a modest natural population growth rate of around 0.5% per year.

●	Chinese population growth remains stable due to steady inflows of Chinese immigrants and permanent residents, maintaining the ethnic Chinese share of the resident population, which continues to be a significant demographic group in Singapore

The high proportion of the Chinese ethnic group in Singapore indicates a strong cultural affinity and higher acceptance of metaphysical practices, providing a solid foundation for future growth in the metaphysics sector.

Source: Singapore Department of Statistics, 2020-2024

Number of Companies in Singapore (2020-2029E)

From 2020 to 2024, the total number of registered companies in Singapore steadily increased. As of 2020, there were approximately 500,000.0 active companies recorded in the Accounting and Corporate Regulatory Authority (ACRA) business registry. By 2024, this number had increased to approximately 600,000.0 active companies, reflecting a growth rate of approximately 4.0-5.0% annually.

In 2025, the total number of registered companies in Singapore, including dormant and non-operational entities, reached approximately 619,449.0. This number includes all types of entities registered with ACRA, such as private limited companies, sole proprietorships, and partnerships, although not all of them are operational.

Looking forward, the number of registered companies is projected to grow steadily, reaching approximately 700,000.0 by 2029, corresponding to a net annual increase of around 3.0-4.0%. The expansion in the business landscape is expected to support continued demand for geomancy services, as organizations increasingly consider workplace layout, leadership alignment, team cohesion, and planning needs as part of their broader organizational development and office-related decisions. The primary drivers of this growth include:

●	Continued economic expansion and diversification, especially in sectors such as fintech, technology, biomanufacturing, and trade services.

●	Sustained foreign investment, as Singapore remains a critical gateway for international companies seeking to enter Southeast Asia and the broader Asia-Pacific region.

●	Government support for start-ups and Small-Medium Sized Enterprises (“SMEs”), which will continue to flourish with ongoing initiatives designed to foster innovation and entrepreneurship.

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Source: ACRA

Number of Resident Households in Singapore (2020-2029E)

As of 2024, Singapore had approximately 1.5 million resident households, up from 1.4 million in 2020. This represents a CAGR of about 1.6% per annum over the 2020–2024 period.

Looking ahead to 2029, under a moderate continued population inflow, stable immigration/permanent-resident intake, and ongoing formation of new households (including smaller-sized and single-person households), the number of resident households is projected to increase to approximately 1.6 million. This corresponds to an expected annual growth rate of about 1.3% between 2025 and 2029.

This steady rise in resident households, underpinned by both demographic inflow and evolving household composition toward smaller household sizes, reinforces the expanding demand potential for residential services, home-related consumption, lifestyle offerings, and any service or product linked to households and home living (e.g. housing, interior design, renovation, home services, etc.). This stable growth in the number of resident households provides a strong foundation for the continued expansion of geomancy services, contributing to sustained demand for these specialized offerings in residential spaces.

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Source: Singapore Department of Statistics (singstat.gov.sg), 2020-2024

Overview of Metaphysics Industry in Singapore

Definition and Classification of Metaphysics

Definition: Metaphysics, in the context of the industry, refers to a group of traditional practices that use established methodologies to provide perspectives on personal attributes, life tendencies and environmental considerations. These practices are used to support decision-making, self-understanding and overall well-being. The sector includes disciplines such as geomancy, astrology, numerology and various forms of divination, delivered through consultations, personalized reports, digital tools and interactive platforms. Recent developments also include technology and AI-based applications that make these services more accessible and scalable to a wider audience.

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Classification of Metaphysics:

The metaphysics industry can be classified into the following key categories:

●	Geomancy: Rooted in Chinese metaphysics, this discipline encompasses both personal profiling and spatial assessment. It includes methodologies such as Ba Zi, Zi Wei Dou Shu, Qi Men Dun Jia and date selection for understanding individual attributes, timing considerations and life tendencies, together with the review of spatial characteristics in homes, offices and commercial premises.

●	Astrology: Uses established astrological systems and calendar cycles to interpret personality traits, behavioral tendencies and timing considerations.

●	Numerology: Interprets numerical elements such as birth dates and names to shed light on individual characteristics and life tendencies.

●	Divination: Encompasses interpretive methods that draw on tools such as Tarot cards, the I Ching or oracle decks to facilitate reflection and offer guidance.

●	Palmistry: Examines the lines, shapes and features of the hand to identify personality tendencies and broader life patterns.

●	Face Reading: Analyses facial structures and expressions to provide perspectives on character traits and behavioral tendencies.

●	Name Analysis: Evaluates the structure, sound and composition of personal or business names to offer perspectives on perceived characteristics and suitability.

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Market Size of Metaphysics Industry in Singapore (2020-2029E)

The global metaphysics market is estimated to reach approximately US$ 186.5 billion in 2025 and is projected to expand to about US$ 210.0 billion by 2029, representing a CAGR of about 3.0% over the forecast period.

In Singapore, demand for metaphysics-related products and services recorded steady growth between 2020 to 2024, with an estimated CAGR of around 3.0%. Over this period, the domestic market size is assessed to have expanded from approximately US$1.6 billion in 2020 to about US$1.8 billion in 2024, supported by stable consumer interest and the increasing accessibility of metaphysical services.

For the period from 2025 to 2029, the Singapore metaphysics market is expected to continue expanding, underpinned by a growing consumer base, rising disposable income levels, and sustained cultural interest in traditional metaphysics practices and personal well-being. The market is projected to grow at a CAGR of 5.0-7.0%, with the total market size expected to reach US$ 2.4 billion by 2029.

Source: Desk Research and Estimation

Market Size of Metaphysics Industry in Southeast Asia (2020-2029E)

In 2020, the Southeast Asia metaphysics market, excluding Singapore, was valued at around US$ 12.9 billion with an expected increase to US$ 14.5 billion by 2024. This is supported by rising cultural familiarity with metaphysics related practices, greater awareness of wellness-oriented services and a growing consumer base.

Looking ahead to 2025–2029, the Southeast Asia metaphysics market is projected to maintain steady growth, primarily driven by a large and expanding consumer base, rising disposable incomes, and continued cultural interest in personal well-being and spiritual services. As the middle class grows and urbanization continues across the region, demand for metaphysical services is expected to rise. By 2025, the market is forecasted to reach US$ 15.2 billion, and by 2029, it is expected to grow to US$ 18.5 billion, reflecting a CAGR of 5.0%.

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Source: Business research insights, Desk Research and Estimation

Overview of Geomancy Consulting Service Industry in Singapore

Definition and Classification of Geomancy

Geomancy is a discipline within Chinese metaphysics that combines the study of an individual’s profile with the assessment of environmental and spatial factors. It uses established analytical methodologies to understand personal patterns and considerations, which are then reviewed alongside the characteristics of a space to assess suitability and alignment with the individual’s objectives.

Geomancy is commonly applied across several areas, each reflecting different considerations:

●	Personal Geomancy: Focuses on interpreting an individual’s profile using systems such as Ba Zi, Zi Wei Dou Shu and Qi Men Dun Jia to understand characteristics, tendencies and timing patterns. These insights are used to support decisions related to career direction, partnership suitability, family planning, major investments and other significant life choices. Personal geomancy also serves as the foundation for evaluating the suitability of environments or key decisions, as the individual’s profile provides the reference point for alignment.

●	Residential Geomancy: Reviews the layout and surrounding features of living spaces together with residents’ personal profiles. In geomantic practice, such reviews are associated with supporting well-being, household harmony and favorable living conditions.

●	Office Geomancy: Assesses workplace configurations, team dynamics and spatial arrangements in line with organizational needs. In this context, these evaluations are regarded as fostering a workplace environment that supports collaboration, productivity and aspirations for improved business performance.

●	Commercial Geomancy: Applied across a wide range of business premises to review spatial arrangements in the context of operational needs. It is commonly used by businesses seeking to attract customers and support stronger commercial performance.

●	Cemetery Geomancy: Involves the assessment and selection of burial sites using geomantic principles. This practice carries significant cultural importance in Chinese metaphysics, where the placement and orientation of a burial site are considered influential to the long-term well-being and prospects of the family lineage. While less commonly applied in modern urban settings, it remains a meaningful component of traditional geomantic practice for families who observe these customs.

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Development History of Geomancy Industry

Geomancy has longstanding roots in Chinese metaphysics, with early forms of the practice traceable to ancient Chinese settlement and burial traditions dating back several millennia. Early applications focused on the assessment and selection of burial sites and the evaluation of environmental features. Over time, its scope broadened to include residential and commercial settings, where geomantic principles were used to evaluate spatial arrangement, environmental characteristics and overall suitability.

In Singapore, geomancy evolved from a traditional practice passed down through family lineages and informal apprenticeship to a professional consulting industry As the industry developed, public perception also shifted, supported by greater access to information, the professionalization of consultants, wider digital reach and increased interest among younger demographic groups. These factors contributed to a growing recognition of geomancy as a structured form of analysis rather than being viewed solely as a cultural or superstitious practice. In recent decades, ongoing urban development, rising demand for personalized advisory services and the advancement of related sectors further supported its establishment as a recognized consulting field with defined methodologies, specialized consultants and an expanding client base.

As awareness of geomancy increased, more individuals began seeking structured guidance to support significant life decisions, including marriage, family planning, career progression and major personal commitments. The practice became a reference point not only for environmental considerations but also for broader aspects of personal planning and decision-making. Concurrently, the growth of the wellness industry and rising interest in holistic living and environmental consciousness contributed to greater public engagement with geomantic perspectives. These developments supported the integration of geomancy across personal, residential, commercial and workplace contexts and reinforced its relevance in contemporary advisory practices.

Value Chain of Geomancy Consulting Services Industry

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The geomancy consulting services industry operates through a structured value chain that encompasses upstream providers, core consulting activities and downstream users. Upstream participants include reference and tool providers such as books, manuals and digital platforms that support charti10ng, calculations and spatial analysis, as well as product suppliers offering curated items used in practice and consultation. These upstream resources form the foundation on which consultants conduct assessments and put together recommendations.

Geomancy consultants are positioned at the heart of the value chain. They apply established analytical systems, conduct personal and spatial evaluations and translate their findings into tailored guidance that aligns with client objectives. In this role, consultants act as the key interface between foundational inputs, whether traditional, product based or technology enabled, and end users. While digital solutions have expanded accessibility and efficiency, professional interpretation remains essential for contextual accuracy and personalized advice.

Downstream users comprise a broad and diverse client base, including individuals, households, businesses, commercial operators, real estate developers and organizations. Clients seek geomantic perspectives to support personal planning, spatial suitability and decision making. Growing interest in wellness, personalized advisory services and holistic living continues to strengthen demand. As geomancy consultants influence both personal decisions and environmental outcomes, they remain central drivers of the industry’s development and future growth.

Business/Monetization Model of Geomancy Consulting Services in Singapore

Geomancy consultants in Singapore use various business models to serve both individual and corporate clients. As the industry matures, service offerings have expanded from traditional consultations to diversified advisory, educational and digital models. Key monetization approaches include:

●	Personal Advisory Services: Personal consultations draw on established geomantic methodologies to provide structured perspectives on significant life considerations, including career path, partnership and marriage compatibility, family planning, major investments, relocation choices and other long-term planning areas. They may also cover how an individual’s profile aligns with their current or prospective residence, offering guidance on suitability and key considerations before selecting or moving into a home. Consultations may be conducted in person or online, with fees varying according to depth of analysis and consultant expertise, and may be accompanied by personalized reports or curated products to complement the consultation.

●	Commercial Services: Engagements for offices, business premises and commercial developments involve assessing spatial layouts, environmental features and operational requirements. The objective is to evaluate how well a space supports organizational priorities and business performance. These assessments routinely include evaluating the suitability of workspaces for senior management and key leadership roles, where alignment between individual profiles and spatial positioning is considered as part of broader organizational planning. Projects may include site visits, floor plan reviews and tailored recommendations, with fees varying according to the scale, complexity and scope of the engagement.

●	Curated Products: Curated products are provided to reinforce geomantic recommendations and support favorable outcomes for clients. These items are traditionally associated with enhancing luck, attracting prosperity, promoting well-being and mitigating potential negative influences. Recommendations are tailored to the individual’s profile and environmental assessment, and items may be offered during consultations or through retail and digital channels.

●	Training and Education: Training programs are offered for individuals who wish to deepen their understanding of geomancy or pursue professional development. These programs range from introductory modules to advanced coursework, incorporating theoretical instruction, case-based learning and practical application. Fees typically vary by programs depth, duration and level of specialization.

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●	Corporate Workshops and Seminars: Workshops and seminars are organized for companies seeking to apply geomantic and metaphysical principles to deepen understanding of individual and team characteristics. These sessions commonly cover topics such as personal tendencies, leadership styles and team based on Ba Zi or related methodologies. The objective is to support team alignment, enhance communication and improve overall well-being and cohesion within the organization. These engagements are typically structured as corporate programs, with revenue generated through contract arrangements, bulk packages or event-specific fees.

●	Subscription-Based Services: Subscription models provide clients with ongoing access to personalized insights, seasonal or annual updates, advisory content and digital tools that support continuous engagement. Depending on the structure, subscribers may receive periodic Ba Zi or timing reviews, curated guidance for key decisions, or access to members-only resources and online platforms. This model enables recurring revenue while strengthening long term client relationships through sustained advisory support.

Potential for New Business Models

The increasing adoption of digital and online services is expected to drive the next phase of growth in the geomancy consulting industry. AI-assisted consultations, multilingual digital platforms and remote advisory tools significantly enhance accessibility and convenience for clients, removing traditional barriers such as geographical distance, scheduling constraints and language limitations. These technologies also contribute to greater public awareness by making geomantic concepts easier to understand, more widely disseminated and available to a broader demographic.

Business models that combine traditional consulting with curated products or subscription-based memberships, which provide continued access to personalized insights, periodic updates and exclusive content, offer meaningful opportunities for expansion. These models strengthen client engagement while enabling consultants to serve a larger audience more efficiently.

Corporate focused services are also emerging as a growth area, as organizations increasingly explore the application of geomantic insights in areas such as leadership alignment, team dynamics and strategic planning. This creates potential for consultants to deliver broader scale programs and long-term advisory arrangements.

Together, these evolving models support scalability, recurring revenue generation and deeper client relationships, positioning the industry for sustained future growth.

Laws and Regulations for Geomancy Consulting Services Industry in Singapore

The geomancy consulting services industry in Singapore is not directly regulated by specific laws but is subject to general business and professional regulations that apply to all service-based industries. The key legal frameworks and regulations that impact the industry include:

●	Business Licensing and Registration: Consultants must comply with registration and licensing requirements under the Accounting and Corporate Regulatory Authority (ACRA) to operate legally.

●	Consumer Protection: The Consumer Protection (Fair Trading) Act (CPFTA) ensures services are fair, accurate, and transparent for consumers.

●	Advertising: Consultants must follow Advertising Standards Authority of Singapore (ASAS) rules to ensure truthful and non-misleading claims about their services.

●	Data Protection: With digital consultations, consultants must comply with the Personal Data Protection Act (PDPA) to safeguard client data.

●	Data Protection and Privacy: With the rise of digital consultations, Geomancy consultants must comply with the Personal Data Protection Act (PDPA) when handling clients’ personal information.

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Market Size of Geomancy Consulting Services in Singapore (2020-2029E)

From 2020 to 2024, Singapore’s Geomancy consulting services market grew from US$ 150.1 million to US$ 168.9 million, reflecting a CAGR of 3.0%. Looking ahead, the market is projected to reach US$ 226.1 million by 2029. This growth is expected to accelerate with a projected CAGR of 6.0%, driven by increasing acceptance and personalization of Geomancy and growing importance of wellness overall.

Source: Business research insights, Desk Research and Estimation

Market Size of Geomancy Consulting Services in Southeast Asia (2020-2029E)

From 2020 to 2024, the Southeast Asia’s Geomancy consulting services market (excluding Singapore) grew from US$ 1,287.0 million to US$ 1,448.5 million, reflecting a CAGR of 3.0%. Looking ahead, the market is projected to reach US$ 1,938.5 million by 2029, with an overall projected CAGR of 6.0%, driven by rising disposable incomes, rapid urbanization, and growing interest in holistic wellness practices.

Source: Business research insights, Desk Research and Estimation

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Market Size of Online/AI assisted Geomancy Consulting Service in Singapore (2020-2029E)

The market for online and AI-assisted geomancy consulting services in Singapore was minimal in 2020, the market has reached US$ 22.6 million by 2024. Looking ahead to 2025–2029, the market for online and AI-assisted geomancy services is expected to grow at a CAGR of 20.0%, reaching US$ 56.2 million by 2029, as further AI advancements and increasing consumer acceptance of virtual consultations continue to drive demand.

Source: Business research insights, Desk Research and Estimation

Market Size of Online/AI assisted Geomancy Consulting Service in Southeast Asia (2020-2029E)

The market for online and AI-assisted geomancy consulting services in Southeast Asia (excluding Singapore) was minimal in 2020 and has reached US$ 203.7 million by 2024. By 2025–2029, the market for online and AI-assisted geomancy services is expected to grow at a CAGR of 19.0%, reaching US$ 486.1 million by 2029. This growth will be driven by the region’s increasing digital transformation, expanding middle class, and rising consumer demand for affordable and accessible virtual consultations.

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Source: Business research insights, Statista

Market Drivers for Geomancy Consulting Services in Singapore

Several key factors are driving the growth and demand for geomancy consulting services in Singapore:

●	Cultural Familiarity and Acceptance: Geomancy has long standing roots within the Chinese community, which forms a significant proportion of Singapore’s population. This cultural familiarity creates a naturally receptive environment in which geomancy is widely understood, regularly referenced and commonly incorporated into personal and family decision making.

●	Rising Awareness and Shift Toward Structured Guidance: Public perception has increasingly shifted from viewing geomancy as a purely traditional concept to recognizing it as a structured, methodology based advisory discipline. Greater exposure through education, publications and online content has encouraged more individuals to seek analytical, personalized guidance for important life decisions.

●	Growth of Wellness and Personal Advisory Services: Singapore’s broader wellness movement, with its emphasis on mental wellbeing, lifestyle improvement and long term personal development, has contributed to rising interest in guidance based services. Geomancy is increasingly viewed as a complementary tool that offers clarity, confidence and direction in areas such as relationships, career choices and major life decisions.

●	Expansion of Digital and AI-Enabled Accessibility: Online consultations, digital tools and AI-enabled platforms have made geomantic insights more accessible to a wider audience. This has supported demand from younger, tech savvy consumers and facilitated greater reach beyond traditional in person consultations.

●	Growing Interest Among Younger and More Diverse Consumers: Younger professionals are adopting geomancy in new ways, favoring digital formats, personalized content and on demand access. Their comfort with technology, openness to analytical tools and preference for data supported guidance has expanded the channels through which geomancy is consumed. This shift has broadened the market beyond traditional users and contributed to more diversified and sustained demand.

●	Increasing Use in Corporate and Organizational Settings: Businesses increasingly engage geomancy consultants to support leadership alignment, team dynamics and organizational planning. This expanding adoption across workplace and commercial environments has broadened the industry’s client base beyond individual users.

Source: Business research insights, Global wellness summit

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Market Trends for Geomancy Consulting Services in Singapore

Looking ahead, several significant trends are shaping how the geomancy industry in Singapore is likely to evolve:

●	Digitalization of Geomancy Services and Increased Remote Delivery: Digital platforms, virtual consultations and technology enabled tools are becoming more integrated into service delivery. These formats allow consultants to scale outreach, offer multilingual interpretations, streamline analysis and serve clients across different geographies. As consumers increasingly expect convenience and digital access, the adoption of virtual delivery models is expected to continue rising.

●

Growth of AI-Assisted Interpretation and Automation: AI-based applications are beginning to support tasks such as data processing, chart interpretation and personalized reporting through adaptation, configuration and integration of existing third-party AI technologies into geomancy methodologies and digital platforms without the creation of proprietary core AI models. AI-assisted integration include the development of interactive and conversational features, the incorporation of structured geomancy content into AI-supported workflows and the use of AI-enabled tools to analyze user interactions and engagement patterns in order to support personalization, content delivery and user experience design. While consultants remain central to contextual insight and advisory judgement, AI tools enhance efficiency, reduce turnaround time and improve accessibility for users. Continued investments in AI solutions are likely to reshape how foundational methodologies are delivered and utilized.

●	Integration with Holistic Wellness and Lifestyle Ecosystem: Geomancy is increasingly incorporated into wellness-oriented living, lifestyle planning and holistic wellbeing frameworks. This trend aligns geomancy with broader consumer interests in mental well-being, emotional clarity and intentional living. Partnerships with wellness brands, lifestyle platforms and home living services are likely to emerge as the industry becomes more interconnected with adjacent sectors.

●	Corporate and Commercial Service Growth: Beyond individual consultations, geomancy is being applied in organizational contexts such as leadership alignment, workplace considerations, team cohesion and planning discussions. This trend reflects a growing recognition of geomancy as an advisory tool within corporate environments. As organizations invest more in employee wellbeing and workplace optimization, demand for structured corporate-level geomancy services is expected to grow.

●	Blending Tradition with Modern Lifestyle & Globalization: Modern consumers increasingly integrate geomantic concepts with contemporary lifestyle preferences, interior design aesthetics and global living norms. As geomancy becomes adapted to suit modern layouts, minimalist design, and cross-cultural environments, its relevance extends beyond traditional households to younger, cosmopolitan residents and expatriate communities. This trend reflects a broader modernization of the practice, making geomancy compatible with diverse living arrangements and globalized urban lifestyles.

●	Increasing Presence in Education, Events and Public Engagement: Workshops, seminars, training programs and metaphysical events are becoming more common as consultants expand engagement channels. These activities increase public literacy, build community awareness and serve as outreach mechanisms to attract new users. As interest continues to rise among younger audiences, demand for educational and experiential formats is expected to strengthen.

●	Integration with Modern Architecture & Wellness-Oriented Real Estate: Geomantic principles are increasingly being incorporated into modern architectural design and wellness oriented real estate developments. Geomancy is progressively moving upstream, with consultants engaged during project planning, site orientation and initial layout design. This shift from post-completion reviews to early-stage integration reflects a growing emphasis on environmental harmony, sustainability and occupant wellbeing, and positions geomancy as a complementary discipline within the wider built environment ecosystem.

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Competitive Landscape of Geomancy Consulting Service Industry in Singapore (2025)

The geomancy consulting industry in Singapore is fragmented, comprising predominantly individual consultants and small consulting firms, together with a limited number of larger and more established companies. Methodologies and service approaches vary widely across the sector and client engagement is largely trust-based, with reputation and consultant experience playing a central role in demand. While many consultants operate independently or at a modest scale, only a small group of firms have developed broader platforms with structured service delivery or regional reach. As demand becomes more commercially organized, this environment presents opportunities for greater differentiation and professionalization within the industry.

Selected leading examples of companies in the sector include:

Company A, headquartered in Singapore and listed on the London AIM, this company offers Geomancy consulting and retail products, serving both residential and commercial clients.

Company B, based in Singapore, this company combines traditional geomancy services with sustainable solutions, focusing on residential and commercial spaces.

Company C, a leading Singapore-based company offering residential and commercial geomancy services, including amulets and crystals.

Company D, a Singapore-based company provides geomancy and Ba Zi consultations, audits, date selection, and symbolic products, catering to both personal and business clients.

Against this industry backdrop, we have established an international presence supported by a diverse client base across multiple jurisdictions. Our founder, a master in the field with over four decades of experience, has built a strong network of loyal clients and earned wide recognition within the industry. We incorporate AI technology into our service offerings to enhance the consistency, accessibility and scalability of geomancy consultations, which we believe positions us favorably within a market that remains largely traditional and relationship-driven.

Business

Overview

We are a Singapore-based geomancy services company that provides professional geomancy consulting solutions, curated geomancy-related products, thematic geomancy events and subscription-based online services to individual and institutional clients.

Our business is founded and led by Ms. LIM Kiam Kiam, who has more than four decades of experience in Chinese geomancy practice. She began her early work in geomancy in Singapore and later developed a professional practice serving individuals, families, corporate clients, religious institutions and development projects across Asia.

In 1999, Ms. LIM Kiam Kiam established Ehang International, which became one of the first geomancy practices in Singapore to operate its own website and to incorporate computer-based geomancy analysis into its services.

Over the years, she has advised on major development projects in Indonesia and Greater China, including engagements in Beijing, Shanghai, Chongqing and Chengdu. Many of these assignments remain confidential due to arrangements with multinational corporations and government agencies.

Today, we operate through an integrated platform that supports the delivery of our consulting services and related offerings. We are expanding our digital capabilities to improve accessibility and scalability, including the development of an AI-enabled geomancy analysis tool intended to support consistent interpretation, streamline service delivery and enhance user experience.

Our operations originated in Singapore and we serve clients across multiple markets in Asia through a combination of in-person engagements, project-based assignments and digital service delivery.

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Our Mission

To empower individuals with clarity and direction in navigating life’s decisions by integrating traditional geomancy wisdom with modern insight.

Our Vision

To transform the practice of geomancy into a modern, accessible and educational life-navigation system that supports personal growth and informed decision making.

Our Competitive Strengths

Institutionalized service delivery supported by systems and technology

We have developed structured processes, digital platforms, and supporting tools that enable consistent service delivery and continuity of operations. This system-supported approach reduces reliance on person-dependent execution and provides a scalable foundation for growth.

Technology-enabled delivery in a traditionally offline industry

The geomancy industry remains largely fragmented and predominantly offline. Our digital platforms enhance accessibility, support consistency in service delivery, and enable engagement beyond traditional in-person consultations.

Integrated ecosystem supporting diversified revenue streams

We operate an integrated ecosystem comprising consulting services, digital offerings, and curated geomancy-related products. This model supports multiple customer touchpoints and diversified revenue streams.

Advisory-based and responsibly positioned service model

We position geomancy as an advisory and guidance-based discipline rather than a predictive or outcome-guaranteed service. This responsible positioning enhances credibility, aligns with regulatory and ethical expectations, and supports long-term client trust.

Established credibility and proven track record

Our competitive position is supported by a long-established consulting practice and a track record of serving a diverse client base, including individuals, families, corporate clients and religious institutions. Over time, this has resulted in repeat engagements and referral-driven customer acquisition.

This accumulated market trust reflects sustained demand for our services and supports customer retention, providing a stable foundation for ongoing consulting activities and the expansion of related digital offerings and products.

Cultural depth adapted for cross-border and digital delivery

Our offerings are grounded in established cultural practices and adapted for modern digital consumption. This enables us to serve overseas and cross-border client segments efficiently, without reliance on physical locations, differentiating us from traditional, locally bound geomancy practices.

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Our Strategies

Our business strategies and future plans for our expansion are as follows:

Broader market outreach through digital and structured delivery formats

Market outreach will be expanded by strengthening digital delivery channels and extending service access beyond traditional in-person consultations. Building on its digital platforms, we intend to offer online geomancy consulting services and distribute curated products through online channels, enabling customers to access services conveniently without geographic limitations.

In addition, we are exploring the use of technology-enabled interfaces to support interactive online consultations, as well as selected in-person digital consultation formats deployed at strategic locations such as wellness centres, hospitality venues, and other partner locations. These initiatives are intended to increase customer touchpoints, enhance engagement, and improve service availability across both online and offline environments.

Through broader outreach and diversified delivery formats, we aim to expand market reach, enhance customer experience, and support scalable growth across its consulting and product-based services.

Diversification of our service and product portfolio

Diversification of our portfolio will be pursued through the development of technology enabled services and the expansion of wellness related initiatives that complement our existing geomancy consulting model. Advancements in AI create opportunities to introduce new products and customer experiences that extend beyond traditional consultation formats.

Potential collaborations with wellness practitioners, hospitality providers and resort operators are intended to support the creation of programs and retreats that incorporate geomancy guidance within broader lifestyle and well-being experiences. These initiatives may include digital tools, personalized reports, and structured programs designed to support holistic self-development, broadening the Company’s customer base and solution set.

In parallel, we intend to develop technology-enabled engagement formats, including interactive digital content and educational platforms inspired by life navigation concepts. These initiatives are designed to enhance user engagement, increase brand visibility, and attract younger and digitally native audiences into the Company’s ecosystem.

Systematic integration of artificial intelligence into service delivery

AI will be progressively integrated into our service delivery model to enhance scalability, accessibility and consistency across offerings. Development efforts are focused on AI-assisted tools that support the interpretation of structured inputs and generate preliminary insights to complement the advisory process. Unlike traditional software tools and rule-based algorithms that operate using fixed, deterministic instructions and predefined logic, AI-enabled systems generate outputs based on inputs and context rather relying on static rule execution.

We plan to further integrate AI-enabled tools to support the digital delivery of our geomancy methodologies. These uses include interactive and conversational features that allow users to query geomancy-related topics, as well as AI-supported tools that analyze user interactions and engagement patterns to support personalization, content presentation and user experience design. AI-enabled features operate in conjunction with our proprietary geomancy information, structured content, analytical frameworks and predefined methodology rules, and are intended to enhance accessibility and engagement rather than to replace expert judgment or provide autonomous decision-making.

Exploration of additional AI-enabled applications is ongoing, including the potential deployment of technology-assisted consultation interfaces at selected partner locations such as wellness centres, hospitality venues, clinics, and other strategic sites. These interfaces are intended to provide guided and automated interactions based on pre-configured geomancy principles, enabling standardized introductory explanations or preliminary assessments in convenient physical settings.

Such applications are designed to extend customer touchpoints, support consistent content delivery, and enhance service accessibility without reliance on in-person consultations. Ongoing investment in AI technologies is expected to strengthen operational efficiency, broaden customer engagement channels, and reduce operational concentration risks while maintaining appropriate expert oversight.

Strengthening organizational capabilities through technology and process automation

Organizational capabilities will be strengthened through continued investment in digital infrastructure, AI-enabled systems, and standardized operating processes. These initiatives are designed to enhance operational efficiency, support service consistency, and enable business growth without proportional increases in manpower.

AI-enabled features are developed through a combination of internal design and third-party development support. Proprietary foundational artificial intelligence models are not developed in-house. As of the date of this prospectus, our AI-enabled features are still undergoing development. We intend to work with external technology vendors that provide AI-related engineering, infrastructure and technical implementation. See “Risk Factors — Risks Related to Our Business and Industry — Reliance on third party vendors for technology development may expose us to operational and performance risk.”

We will contribute proprietary geomancy information, structured content, analytical logic and methodologies, which are incorporated into customized, application-layer AI functionality. Our internal efforts focus on methodology design, content structuring, system requirements, quality control and product integration, while our external vendors support software development and technical execution.

By embedding technology and process discipline across key functions, we aim to support sustainable and controlled growth while maintaining governance standards and service quality.

Digitally led service delivery for cross-border and digitally oriented audiences

Growth efforts will focus on digital-first service delivery formats that prioritize online access, structured digital interactions, and technology-enabled engagement, while maintaining consistent service quality across customer touchpoints.

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Our Offerings

Our offerings comprise (i) geomancy consulting solutions, (ii) curated products (iii) geomancy-themed events and (iv) subscription based online services. The business originated in Singapore and has expanded to Indonesia, various regions of Greater China including Hong Kong, as well as overseas Chinese communities globally.

Customers include individuals, families, corporate clients and religious institutions seeking professional geomancy guidance relating to wealth, health, career and relationships. As part of the consulting process, customers may also be provided with curated products that correspond to their personalized recommendations, supporting the practical application of the advice received.

Geomancy consulting solutions

Our geomancy consulting services form the core of our business and include both individual based consultations and assessments of residential, commercial and development sites.

Individual consultations involve reviewing the client’s birth information and personal geomancy profile to provide insights that support life planning, decision making and an understanding of personal tendencies and potential challenges. The guidance offered is tailored to the client’s circumstances and is intended to help them navigate key aspects of their personal and professional life with greater clarity and confidence.

Property based consultations involve assessing the layout, orientation and directional features of a home, office or development site and providing recommendations on areas to prioritize or avoid and adjustments to the environment that support the intended use of the space.

Consulting sessions may be conducted in person or through submitted plans and documents and may include written guidance, clarifications or follow up reviews where required. For larger or more complex engagements, such as commercial properties or development projects, a more detailed approach is adopted. These assignments may involve reviewing architectural plans, coordinating with architects or designers and providing input throughout the planning process.

Curated products

As an integral component of our geomancy consulting solutions, curated products are recommended to clients based on the needs and considerations identified during their consulting sessions. These products are provided as outcomes of the consultation and are selected or custom-designed to support the practical application of the guidance given.

The curated products offered by the Company include both physical items and digital resources. Physical items may consist of purpose-designed geomancy objects or decorative pieces that complement the advice provided during consultations. Digital resources may include explanatory materials, reference guides or other supporting content that helps clients understand and implement the recommendations relevant to their circumstances.

By integrating curated products with our consulting services, we offer clients a coherent and structured experience that connects professional advice with practical tools. This approach strengthens the effectiveness of our consulting model, provides clients with accessible means to apply the guidance received and reinforces the overall value of our service offerings.

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Geomancy-themed events

We conduct events that serve as key engagement platforms and provide structured touchpoints for our community. Our annual geomancy outlook talk is a key event that offers participants an overview of the coming year’s themes based on geomancy principles, including yearly considerations relating to zodiac signs and directional influences. This session provides practical guidance to help attendees plan for the year ahead and understand how broader geomancy factors may relate to personal decisions and opportunities.

In addition to the annual talk, we conduct monthly online sessions that share updates on the monthly zodiac outlook and other relevant geomancy considerations. These recurring sessions support ongoing learning and sustained engagement with our community.

Curated products aligned with the themes discussed at these events may also be made available to attendees, providing practical tools that complement the geomancy guidance shared.

Subscription-based membership programs

We offer subscription-based membership programs that provide members with ongoing access to our geomancy insights and selected digital features. These programs are designed to maintain consistent engagement with our community and support users throughout the year.

Members are granted access to premium content and a broader range of metaphysics-related materials available on the platform. Membership also provides access to proprietary tools and platform features that are not available to non-members, including tools that generate personalized interpretations based on information entered by the user.

Our membership programs serve as a continuous touchpoint with our community, enabling members to stay connected with our geomancy insights and access enhanced tools and content on an ongoing basis.

As of September 30, 2024 and 2025, we had 52 and 51 subscribers, respectively. For the period from September 26, 2023 (inception) to September 30, 2024 and the year ended September 30, 2025, we generated revenue of SGD4,951 and SGD5,668 (US$4,393) from membership subscription, respectively, representing 12.16% and 0.33% of our total revenues, respectively.

Pricing

We adopt a value-based pricing strategy that aligns with the customized nature of our geomancy consulting solutions.

Fees for geomancy consulting services are determined based on the nature and scope of each engagement. Pricing considerations typically include the complexity of the assessment, the duration of the engagement, the specific requirements of the client and whether the engagement relates to personal or commercial premises. This approach is consistent with industry practice for professional advisory services and is intended to reflect the level of expertise and effort applied to each consultation.

Pricing for curated products is determined based on procurement costs, product specifications and predefined pricing by product category. Certain curated products are manufactured by the Company, while others are sourced from third-party suppliers. Curated products are offered as part of an integrated geomancy consulting solution and are not positioned as stand-alone retail products.

Sales and Marketing

Our sales and marketing activities are primarily relationship-driven and supported by long-standing client relationships developed through professional practice. Customer acquisition for geomancy consulting services is largely generated through referrals and repeat engagements, while new customers continue to be introduced to the Company through its professional network and digital platforms.

During consulting engagements, curated products may be recommended where appropriate as part of the integrated consulting model. These products are intended to complement the guidance provided and are not marketed or distributed as general retail items to the public.

Our digital platforms are primarily used for publishing educational content, supporting brand awareness and maintaining engagement with its community. As the business develops, these platforms are expected to play an increasingly important role in customer engagement and may also support online consulting services and subscription-based offerings.

Given the relationship-driven nature of its business model, we maintain a lean internal sales structure and do not rely on large outbound sales teams. Sales and marketing activities are overseen by management, with support from external service providers where appropriate. As we continue to expand our digital capabilities, our sales and marketing strategies are expected to evolve to place greater emphasis on online engagement, accessibility and scalable service delivery.

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Our Customers

Our clientele comprises individuals and families seeking geomancy guidance for major life events, corporate clients including offices, retail outlets and hospitality operators seeking advice for their business premises, as well as religious institutions that engage us for geomancy related consultations.

The customer base is broad and diversified, with no dependence on any single customer or small group of customers. Repeated engagements are common, as existing customers often return for additional consultations or follow up guidance.

For the years ended September 30, 2025 and 2024, the individual customers, who accounted for 10% or more of our revenue are presented as follows:

	For the period from September 26, 2023 (inception) to September 30, 2024		For the year ended September 30, 2025
	SGD		SGD
Customer A	-	0%	249,378	14%
Customer B	35,780	88%	-	0%

Procurement

Curated products are sourced from third-party suppliers based on predefined product specifications and availability. A long-standing relationship of more than a decade is maintained with an independent third-party supplier that sources curated products from various vendors on the Company’s behalf. This sourcing arrangement supports access to a range of curated products and enables efficient response to consultation-driven demand.

Procurement activities are overseen by management to ensure that curated products meet internal quality standards and are consistent with the Company’s consulting framework. Purchase orders are placed on an as-needed basis in response to customer demand rather than under fixed or long-term supply arrangements.

For the period from September 26, 2023 (date of inception) to September 30, 2024 and year ended September 30, 2025, purchase costs were approximately SGD9,310 and SGD378,367 (US$293,240), respectively, representing approximately 100% and 90.62% of total cost of revenue.

Seasonality

Customer demand for our consulting services and curated products remains steady throughout the year, supported by ongoing personal, residential and business-related needs. However, activity typically increases in the period leading up to the Lunar New Year, when customers seek updated outlooks for the coming year and purchase products aligned with these recommendations. This seasonal uplift may result in higher volumes of consulting sessions and product sales compared with other periods.

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Market and Competition

The geomancy industry is highly competitive and fragmented, with the majority of practitioners operating as independent consultants or through small enterprises. Compared with independent practitioners and general retailers selling curated products, we consider our outlook to be favorable, as our integrated service-product model put us in a position to compete effectively and our online delivery channels provide opportunities to reach a wider audience.

While competition in the industry is expected to remain fragmented and reputation-based, we believe that our integrated services and curated products approach and emphasis on accessibility position us favorably to capture future demand.

Employees

As of the date of this prospectus, we employed a total of 12 employees located in Singapore. The following table sets forth a breakdown of our employees by title:

Title	Number of Employees
Management	2
Administrative	3
Sales representative	7
Total	12

We maintain a lean team under the leadership of Ms. LIM Kiam Kiam who oversees our daily operations. Our geomancy services are provided exclusively by Ms. LIM Kiam Kiam none of our other employees directly provide geomancy consultations, interpretive services or professional geomancy advice. Our other employees are primarily engaged in management, accounting, administrative, sales and marketing support functions for day-to-day operations, while technology-related functions are performed by third-party service providers. When specialized corporate functions are needed, we rely on our partnered external service providers. For example, we outsourced our marketing and digital operations to an external marketing company, sales and distribution operations to third-party distributors and sales agents and our accounting and finance operations to an external accounting firm.

We offer our employees with remuneration packages that include salary and benefits in compliance with all applicable laws and regulations of Singapore. Compensation levels are set based on a variety of factors, including each employee’s role, qualifications, professional experience, and individual performance. At management’s discretion, discretionary bonuses may be provided to incentivize employees. We had not experienced any significant difficulties in recruiting employees and had not experienced any material labor dispute.

Properties

As of the date of this prospectus, we have entered into the following workspace license agreement for our office:

Location	Term	Rent	Usage
62 Ubi Road 1, #06-03, Oxley Bizhub 2 408734 Singapore	April 18, 2025 to April 17, 2027	SGD 3,100/month	Office

Intellectual property

As of the date of this prospectus, we have not registered any patent or trademark. We have registered our domain name and website. You can find our website at https://www.discovermyatlas.ai.

Insurance

We consider our insurance policies to be adequate and in line with the industry standard. As of the date of this prospectus, we have maintained employees’ compensation and office insurance for our employees that include work injury under the regulatory requirements in Singapore.  As of the date of this prospectus, we had not made any material claims on insurance.

Legal proceedings

During the fiscal years ended September 30, 2025 and 2024 and as of the date of this prospectus, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

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Regulation

We are subject to all relevant laws and regulations of Singapore and may be affected by policies which may be introduced by their respective governments from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations, and the relevant regulatory bodies, below.

Laws and regulations relating to commerce, including e-commerce

There are various general consumer protection laws in place in Singapore, which apply generally to all relevant transactions, including electronic transactions.

Consumer Protection (Fair Trading) Act 2003 of Singapore (“CPFTA 2003”)

The CPFTA 2003 sets out a legislative framework to protect consumers against unfair practices and to give consumers additional rights in respect of goods that do not conform to contract, and for matters connected therewith.

A supplier is defined under the CPFTA 2003 as a person who, in the course of the person’s business, (a) provides goods or services to consumers; (b) manufactures, assembles or produces goods; (c) promotes the use or purchase of goods or services; or (d) receives or is entitled to receive money or other consideration as a result of the provision of goods or services to consumers, and includes any employee or agent of the person.

Suppliers may be held liable for engaging in unfair practices in relation to consumer transactions. Unfair practices include (a) doing or saying anything, or omitting to do or say anything, if as a result a consumer might reasonably be deceived or misled; (b) making a false claim; (c) taking advantage of a consumer if the supplier knows or ought reasonably to know that the consumer (i) is not in a position to protect his or her own interests, or (ii) is not reasonably able to understand the character, nature, language or effect of the transaction or any matter related to the transaction; or (d) doing anything specified in the Second Schedule to the CPFTA 2003. The Second Schedule to the CPFTA 2003 sets out specific unfair practices, such as certain forms of misrepresentation and taking advantage of consumers.

The prescribed limit for a consumer a claim under Section 6 of the CPFTA 2003 is S$30,000 or any other amount that the Minister may, by order in the Gazette, prescribe.

Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 of Singapore (“CPTDSRA 1975”)

The CPTDSRA 1975 prohibits the misdescriptions of goods supplied in the course of trade. Trade description is defined under the CPTDSRA 1975 as any description, statement or indication which, directly or indirectly and by whatever means given, relates to, amongst others, the physical characteristics of any goods and the history, including previous ownership or use, of any goods.

Where an offense has been committed under the CPTDSRA 1975 but there are no specific penalties provided, the offender may be liable for a fine not exceeding S$10,000 or imprisonment for a term not exceeding two years or both.

Laws and regulations relating to data protection and information security

Personal Data Protection Act 2012 of Singapore (“PDPA 2012”)

The PDPA 2012 governs the collection, use and disclosure of personal data by organizations, and to establish the Do Not Call Register and to provide for its administration, and for matters connected therewith. The PDPA 2012 is administered and enforced by the Personal Data Protection Commission Singapore (“PDPC”).

“personal data” is defined under the PDPA 2012 as data, whether true or not, about an individual who can be identified (a) from that data; or (b) from that data and other information to which the organization has or is likely to have access to.

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An organization is required to comply with, amongst other things, the various data protection obligations prescribed by the PDPA 2012 if they undertake activities relating to the collection, use or disclosure of personal data. Some of the various data protection obligations under the PDPA 2012 are summarized as follows:

(a)	Accountability obligation: An organization must develop and implement policies and practices that are necessary for the organization to meet its obligations under the PDPA 2012. This includes (i) appointing a data protection officer (ii) developing and implementing data protection policies and practices (iii) being answerable to individuals and the PDPC;

(b)	Notification obligation: Individuals must be notified of the purposes for the collection, use and/or disclosure of their personal data, on or prior to such collection, use and/or disclosure;

(c)	Consent obligation: The consent of individuals must be obtained before collecting, using and/or disclosing their personal data, unless an exception applies. In addition, an organization must allow the withdrawal of consent by an individual which has been given or is deemed to have been given under the PDPA 2012 by giving reasonable notice;

(d)	Purpose limitation obligation: Personal data must be collected, used and/or disclosed only for purposes (i) that a reasonable person would consider appropriate in the circumstances; and (ii) if applicable, have been notified to the individual concerned in accordance with the PDPA 2012;

(e)	Accuracy obligation: An organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete, if such data (i) is likely to be used by the organization to make a decision that affects the individual to whom the personal data relates; or (ii) if such data is likely to be disclosed by the organization to another organization;

(f)	Protection obligation: An organization must protect personal data in its possession or under its control by making reasonable security arrangements to prevent (i) unauthorised access, collection, use, disclosure, copying, modification or disposal, or similar risks; and (ii) the loss of any storage medium or device on which personal data is stored;

(g)	Retention limitation obligation: An organization must cease to retain its documents containing personal data, or remove the means by which the personal data can be associated with particular individuals, as soon as it is reasonable to assume that (i) the purpose for which that personal data was collected is no longer being served by retention of the personal data; and (ii) retention is no longer necessary for legal or business purposes;

(h)	Transfer limitation obligation: Personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA 2012 to ensure that organizations provide a standard of protection to personal data so transferred that is comparable to the protection under the PDPA 2012, unless exempted by the PDPC.

(i)	Access and correction obligations: When requested by an individual and unless an exception applies, an organization must, as soon as reasonably possible, (i) provide that individual with personal data about the individual that is in the possession or under the control of the organization, and information about the ways in which such personal data has been or may have been used or disclosed by the organization within a year before the date of the request, and/or (ii) correct an error or omission in the individual’s personal data that is in the possession or under the control of the organization and send the corrected personal data to every other organization to which the personal data was disclosed by the organization within a year before the date the correction request was made, unless that other organization does not need the corrected personal data for any legal or business purpose;

(j)	Data breach notification obligation: An organization must notify the PDPC and, unless an exception applies, the affected individuals, if it has suffered a data breach that fall within the prescribed thresholds under the PDPA 2012 which includes a breach that (i) results in, or is likely to result in, significant harm to an affected individual; or (ii) is, or is likely to be, of a significant scale. The organization is required to conduct, in a reasonable and expeditious manner, an assessment of whether the data breach is a notifiable data breach. If the organization assesses that the data breach is a notifiable data breach, the organization must notify the PDPC as soon as is practicable, but in any case, no later than 3 calendar days after the day the organization makes that assessment; and

(k)	Data portability obligation: The data portability obligation [(which is not yet in force as at the date of this prospectus, and will take effect when the relevant regulations are issued)] requires an organization, upon the individuals’ request, to transmit an individual’s data that is in the organization’s possession or under its control, to another organization in a common used machine-readable format.

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The maximum financial penalty for breaches of the abovementioned obligations that can be imposed on organizations whose annual turnover in Singapore exceeds S$10 million is 10% of the annual turnover in Singapore of the organization, and in any other case, S$1 million. The severity of the penalties will be assessed based on, amongst others, the type and nature of the personal data involved, and the nature, gravity and duration of the non-compliance.

In addition to the obligations set out above, if an organization wishes to send telemarketing messages to Singapore telephone numbers, unless an exception applies, it must first check the Do-Not-Call Registry, which is administered by the PDPC, to ensure that the telephone number in question is not listed in the Do-Not-Call Registry, before sending the telemarketing messages. The maximum financial penalty for such breaches that may be imposed on an organization is S$1 million.

Laws and regulations relating to intellectual property rights

The Intellectual Property Office of Singapore is the national authority that registers and is responsible for the administration of intellectual property rights in Singapore, which includes copyrights, trade marks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and a signatory to the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Copyright Act 2021 of Singapore (“Copyright Act 2021”)

Pursuant to the Copyright Act 2021, authors of works, such as an authorial work (literary, dramatic, musical or an artistic work), a published edition of an authorial work, a sound recording, a film, a broadcast or a cable program, and qualifying performances, enjoy various exclusive rights, for example, the rights relating to reproduction, publishing and communication. Copyright protection under the Copyright Act 2021 is automatic, and there is no need for registration to obtain the same.

The duration of the copyright depends on, amongst others, the subject matter being protected and various factors. In general, depending on the specific circumstances, copyright expires 70 years after the end of the year in which the author dies and if not, 70 years after the end of the year in which the subject matter is first published, made available to the public or is made.

Trade Marks Act 1998 of Singapore (“TMA 1998”)

Pursuant to the TMA 1998, a registered trade mark is a property right obtained by the registration of the trade mark under the TMA 1998 and the proprietor of a registered trade mark has the rights and remedies provided by the TMA 1998, namely, the exclusive right to use the trade mark and to authorise other persons to use the trade mark, in relation to the goods or services for which the trade mark is registered.

In the event of trade mark infringement, the registered proprietor of the trade mark will be able to commence an action for infringement and seek various forms of relief from the Singapore Courts. The infringement of a trade mark may also result in statutory damages. For example, for counterfeiting a registered trade mark, the claimant is entitled, at the claimant’s election, to — (a) damages and an account of any profits attributable to the infringement that have not been taken into account in computing the damages (b) an account of profits or (c) statutory damages — (i) not exceeding $100,000 for each type of goods or service in relation to which the counterfeit trade mark has been used and (ii) not exceeding in the aggregate $1 million, unless the claimant proves that the claimant’s actual loss from such infringement exceeds $1 million.

Statutory protection of a registered trade mark lasts 10 years from the date of registration, and the registration may be renewed for further periods of 10 years.

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Patents Act 1994 of Singapore (“Patents Act 1994”)

Pursuant to the Patents Act 1994, an application may be made to obtain a patent for inventions which are new, involves an inventive step and is capable of industrial application. Once the patent is granted, it would be valid for up to 20 years from the date of filing the application for the patent, so long as the renewal fees are paid.

Laws and regulations relating to anti-money laundering and prevention of terrorism financing

Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (“CDSA 1992”) and the Terrorism (Suppression of Financing) Act 2002 of Singapore (“TSFA 2002”)

The CDSA 1992 provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes and for purposes connected therewith. The CDSA 1992 allows for the confiscation of benefits of drug dealing or criminal conduct.

The TSFA 2002 was enacted to suppress the financing of terrorism, and to give effect to the International Convention for the Suppression of the Financing of Terrorism and for matters connected thereto.

Pursuant to the CDSA 1992 and the TSFA 2002, there is a duty to lodge suspicious transaction reports with the Suspicious Transaction Reporting Office, and failure to do so is an offence. Under the CDSA 1992, the offender (if an individual) may be liable for a fine not exceeding S$250,000 or imprisonment for a term not exceeding three years or both, while under the TSFA 2002, the offender (if an individual) may be liable for a fine not exceeding S$50,000 or imprisonment for a term not exceeding five years or both.

Laws and regulations relating to employment

Employment Act 1968 of Singapore (“EA 1968”)

The EA 1968 covers every employee who is under a contract of service with an employer and includes a workman (as defined under the EA 1968), subject to exceptions. The definition of “employee” under the EA 1968 does not extend to, among others, freelance contractors who have entered into a contract for service. Accordingly, freelance contractors would not be considered as employees of our Group. The EA 1968 prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits.

A workman is defined under the EA 1968 as including, among others, (a) any person, skilled or unskilled, who has entered into a contract of service with an employer pursuant to which he or she is engaged in manual labour, including any artisan or apprentice, but excluding any seafarer or domestic worker; and (b) any person employed partly for manual labour and partly for the purpose of supervising in person any workman in and throughout the performance of his or her work.

The main employment provisions of the EA 1968, which includes public holiday and sick leave entitlements, minimum days of annual leave, payment of salary and allowable deductions and release for wrongful dismissal, cover all employees, including persons employed in a managerial or executive position, except domestic workers, seafarers and those who are covered separately.

In addition to the main employment provisions of the EA 1968, Part 4 of the Employment Act contains provisions relating to, among other things, working hours, overtime, rest days, holidays, annual leave, payment of retrenchment benefit, priority of retirement benefit, annual wage supplements and other conditions of work or service (“Part 4”). However, such Part 4 provisions only apply to: (a) workmen earning basic monthly salaries of not more than S$4,500; and (b) employees (excluding workmen or a person employed in a managerial or an executive position) earning basic monthly salaries of not more than S$2,600. An employer who breaches any provision of Part 4 of the EA 1968 is guilty of an offense and is liable on conviction for a fine not exceeding S$5,000, and for a second or subsequent offense a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

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From April 1, 2016, employers are required to issue to their employees who are covered by the EA 1968 and who are employed for 14 days or more a written record of the key employment terms of the employee. The key employment terms required to be provided (unless inapplicable to such employee) include, among other things, working arrangements (such as daily working hours, number of working days per week and rest day(s)), salary period, basic salary, fixed allowances and deductions, over time rate of pay, types of leave and other medical benefits.

Employment of Foreign Manpower Act 1990 of Singapore (“EFMA 1990”)

The employment of foreign employees in Singapore is governed by EFMA 1990 and is regulated by the Ministry of Manpower of Singapore (“MOM”).

Pursuant to the EFMA 1990, no person shall employ a foreign employee unless the foreign employee has obtained a valid work pass from the MOM in accordance with the Employment of Foreign Manpower (Work Passes) Regulations 2012, which allows the foreign employee to work for him. Any person who fails to comply with or contravenes this provision of the EFMA 1990 is guilty of an offense and will: (a) be liable on conviction for a fine not less than S$5,000 and not more than S$30,000 or imprisonment for a term not exceeding 12 months or both; and (b) on a second or subsequent conviction: (i) in the case of an individual, be liable for a fine of not less than S$10,000 and not more than S$30,000 and imprisonment for a term of not less than one month and not more than 12 months; or (ii) in any other case, be punished with a fine of not less than S$20,000 and not more than S$60,000.

The work pass to be issued to a foreigner is contingent on, among other things, the type of work and salary being received by the foreigner. Foreign professionals, managers and executives earning a fixed monthly salary of at least S$5,600 (in all sectors except the financial services sector) and at least $6,200 (in the financial services sector), with acceptable qualifications (such as a good university degree, professional qualifications or specialist skills) are eligible for an employment pass. The qualifying salaries increase for older and more experienced candidates. From 1 September 2023, in addition to meeting qualifying salary, employment pass candidates must also pass a points-based Complementarity Assessment Framework (“COMPASS”). From 1 September 2023, new applications for mid-level skilled staff earning a fixed monthly salary of at least S$3,150 (in all sectors except the financial services) and $3,650 (in the financial services sector) who possess a degree, diploma or technical certificate and have the relevant work experience may apply for an S-pass; and semi-skilled foreign workers from approved source countries working in, among others, the manufacturing sector may apply for a work permit. From 1 September 2025, the qualifying salary will be increased to at least S$3,300 (in all sectors except the financial services sector), and S$3,800 (in the financial services sector).

Further, under the Employment of Foreign Manpower (Work Passes) Regulations 2012, an employer of a Work Permit or S-Pass holder is required to purchase and maintain medical insurance with coverage of at least S$60,000 per 12-month period of a foreign workers’ employment (or for such shorter period where the foreign workers’ period of employment is less than 12 months) for the foreign workers’ in-patient care and day surgery except as the Controller of Work Passes may otherwise provide by notification in writing.

In addition, the employment of foreign workers is also subject to sector-specific rules regulated by the MOM achieved via various policy instruments including: (a) business activity; (b) approved source countries; (c) the imposition of security bonds and levies; and (d) quota (or dependency ratio ceilings) based on the ratio of local to foreign workers.

Central Provident Fund Act 1953 of Singapore (“CPFA 1953”)

Pursuant to the CPFA 1953, an employer is obliged to make CPF contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore by an employer (save for employees who are employed as a master, a seaman or an apprentice in any vessel, subject to an exception for non-exempted owners). CPF contributions are not applicable for foreigners who hold work passes. CPF contributions are required for both ordinary wages and additional wages (subject to an ordinary wage ceiling and a yearly additional wage ceiling) of employees at the applicable prescribed rates which is dependent on, among other things, the amount of monthly wages and the age of the employee. An employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, an employer can recover the employee’s share of CPF contributions by deducting it from their wages.

In addition, where the amount of the contributions which an employer is liable to pay under Section 7 of the CPFA 1953 in respect of any month is not paid within the prescribed period, the employer shall be liable for the payment of interest on the amount for everyday the amount remains unpaid commencing from the first day of the month succeeding the month in respect of which the amount is payable and the interest shall be calculated at the rate of 1.5% per month or the sum of S$5, whichever is greater. Where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPFA 1953 fails to pay the contributions to the CPF within the prescribed time, he will be guilty of an offense and will be liable on conviction for a fine not exceeding S$10,000 or imprisonment for a term not exceeding seven years or both. Where an offense has been committed under the CPFA 1953 but there are no specific penalties provided, the offender may be liable for a fine not exceeding S$5,000 or imprisonment for a term not exceeding six months or both, and where the person is a repeat offender in relation to the same offence, the offender may be liable for a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

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Management

Directors and Executive Officers

The following table provides information regarding our directors, executive officers and key personnel upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part.

Name	Age	Position/Title
Directors and Executive Officers
Ms. LIM Kiam Kiam	65	Chairlady of the Board and Director
Ms. Joyce LAI Xin	34	Chief Executive Officer
[ ]		Chief Financial Officer
[ ]		Independent Director Nominee
[ ]		Independent Director Nominee
[ ]		Independent Director Nominee

Ms. LIM Kiam Kiam is a Director and the Chairlady of the Board of Directors. She is responsible for our corporate governance and strategic decision-making. She has more than four decades of experience in Chinese geomancy practice. She began her early work in geomancy in Singapore and later developed a professional practice serving individuals, families, corporate clients, religious institutions and development projects across Asia. In 1999, Ms. LIM Kiam Kiam established Ehang International, which became one of the first geomancy practices in Singapore to operate its own website and to incorporate computer-based geomancy analysis into its services. Over the years, she has advised on major development projects in Indonesia and Greater China, including engagements in Beijing, Shanghai, Chongqing and Chengdu.

Ms. Joyce LAI Xin will serve as our Chief Executive Officer upon effectiveness of our registration on Form F-1. She is responsible for our corporate governance, strategic decision-making and overall operational management. She has extensive experience in financial services compliance, having held Anti-Money Laundering roles in financial institutions and financial technology company. She holds a Master of Science in International Business Management from the University of Surrey and a Bachelor’s degree in Banking and Finance from Nanyang Technological University, Singapore.

[ ] is our Chief Financial Officer. [ ] is responsible for our corporate finance activities, oversight of financial reporting procedures, internal controls and compliance with respective requirements.

[ ] is a director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering.

[ ] is a director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering.

[ ] is a director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering.

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Family relationships

Ms. Joyce LAI Xin, will serve as our Chief Executive Officer upon effectiveness of our registration on Form F-1, is the daughter of Ms. LIM Kiam Kiam. As of the date of this prospectus, there are no other family relationships among our directors and executive officers.

Board of Directors

Our Board will consist of [ ] directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. A director is not required to hold any shares in our Company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract with our Company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a shareholder of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated.

Subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of the Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may not vote in respect of any contract or transaction or proposed contract, that he or she may be interested therein, but he or she may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract shall come before the meeting for consideration. Our Board may exercise all of the powers of our Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, or any part thereof, and to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters rather than complying with Nasdaq corporate governance standards. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. However, to enhance our corporate governance, we elect to follow Nasdaq corporate governance standards in having a majority of our board comprised of independent directors.

Committees of the Board

Upon the effectiveness of this offering, we intend to establish an audit committee, a compensation committee and a nominations committee under the Board. We intend to adopt a charter for [each of the three committees] prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of [ ], [ ] and [ ], and will be chaired by [ ]. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the Nasdaq Capital Market and SEC requirements within one year of the completion of this offering. Our Board has also determined that [ ] qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

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●	meeting periodically with the management and our internal auditor and our independent registered public accounting firm;

●	reporting regularly to the full Board;

●	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our audit committee by our Board from time to time.

Compensation Committee. Our compensation committee will consist of [ ], [ ] and [ ], and will be chaired by [ ]. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our compensation committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing and approving to the Board with respect to the total compensation package for our chief executive officer;

●	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

●	reviewing and recommending to the Board with respect to the compensation of our directors;

●	reviewing annually and administering all long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management

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Nominations Committee. Our nominations committee will consist of [ ], [ ] and [ ], and will be chaired by [ ]. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominations committee will assist the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominations committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our Board or for appointment to fill any vacancy;

●	reviewing annually with our Board its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	advising the Board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our Board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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The functions and powers of our Board include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	approving the transfer of shares of our Company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our Company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. At each annual general meeting, one-third of the Directors for the time being shall retire from office by rotation. However, if the number of Directors is not a multiple of three, then the number nearest to but not less than one-third shall be the number of retiring Directors. A retiring director shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our Board. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) resigns; (ii) dies; (iii) is declared to be of unsound mind and the Board resolves that his office be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (v) is prohibited from being or ceases to be a director by operation of law;(vi) without special leave, is absent from meetings of the Board for three consecutive meetings, and the Board resolves that his office is vacated; (vii) has been required by the Nasdaq Capital Market to cease to be a Director; (viii) or is removed from office by the requisite majority of the Directors or otherwise pursuant to our memorandum and articles of association then in effect. The compensation of our directors is determined by the Board. There is no mandatory retirement age for directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements through the Company and [company] with our directors and executive officers. Each of them is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the director and executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or compensation, for certain acts of the director or executive officer, including but not limited to the commitments of any breach of the provisions of the employment agreements, refusal to perform duties assigned or disobedience of a lawful and reasonable order, unlawful misconduct such as commission of fraud or embezzlement or a crime involving moral turpitude, or consistent willful misconduct or negligence. A director or an executive officer may terminate his or her employment at any time with a one- or three-month prior written notice.

Each director and executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, disclose, divulge to any other person or entity without our written consent, any confidential information of the Group (including in particular lists or details of customers of the Group) relating to the working of any process, technology, invention or methods carried on or used by the Group or in respect of which the Group is bound by an obligation of confidence to a third party, or any financial or trading information or trade secrets relating to the Group, or any information which the director or executive officer might receive or obtain in relation to the Group’s business (including, without limitation, the Group’s finances, customers, clients or suppliers), which for the time being is confidential, proprietary or generally not available to the public. Each director and executive officer has also agreed that all notes, memoranda, records and writing made by him or her relating to the business of the Group shall be and remain the property of the Group, and shall be delivered by him or her to the Group upon request.

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In addition, all directors and executive officers have agreed to be bound by non-competition and non-solicitation restrictions, according to which the directors and executive officers shall not, during the term of his or her employment and for a period of one year or two years thereafter, (i) directly or indirectly engage in any business or activity which is substantially similar to those which he or she engaged in for the Company, if such activity is in competition with the Company; (ii) directly or indirectly, recruit or seek to hire any other employee of the Company who are still actively employed by or doing business with the Company; and (iii) directly or indirectly, solicit, attempt to solicit, or assist others to solicit any of the Company’s clients and customers with whom the director or executive officer had material contact during the term of employment. Each director and executive officer has agreed to devote a reasonable amount of his or her productive time, ability and attention to our business during the term of the employment.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Corporate Governance Practice

We are a “foreign private issuer” as defined under the applicable U.S. federal securities laws. The Nasdaq corporate governance requirements include certain accommodations that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the Nasdaq requirements. The application of such exemptions requires that we disclose each Nasdaq corporate governance rules that we do not follow and describe the Cayman Islands corporate governance practices we do follow. We currently follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance requirements in respect of the following:

●	the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

We are also a “controlled company” as defined under the Nasdaq listing rules because our founder, director and chief executive officer, [Ms. LIM Kiam Kiam], beneficially owns more than 50% of our total voting power. Therefore, we can elect to be exempted from certain Nasdaq corporate governance requirements, including the requirement that a majority of our board of directors consists of independent directors, and that our nomination and compensation committees are composed entirely of independent directors.

However, to enhance our corporate governance, we elect to follow Nasdaq corporate governance standards in having a majority of our board comprised of independent directors, and having our nominations and compensation committees to be composed entirely of independent directors.

Code of Conduct and Code of Ethics

We will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

Compensation of Directors and Executive Officers

For the period from September 26, 2023 (inception) to September 30, 2024 and the year ended September 30, 2025, we had paid an aggregate of SGD nil and SGD nil (US$ nil), respectively, in cash to our executive directors and SGD nil and SGD nil (US$ nil) in cash to our non-executive directors, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our Singapore subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

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Principal Shareholders

The following table sets forth information regarding the beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this prospectus by our officers, Directors, and 5% or greater beneficial owners of our Class A Ordinary Shares and Class B Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Class A Ordinary Shares and Class B Ordinary Shares. The following table assumes that none of our officers, Directors, or 5% or greater beneficial owners of our Class A Ordinary Shares and Class B Ordinary Shares will purchase shares in this Offering. In addition, the following table assumes that the Underwriter’s over-allotment option has not been exercised.

Each holder of our Class A Ordinary Share is entitled to one (1) vote per share. Each holder of our Class B Ordinary Share is entitled to twenty (20) votes per share. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B Ordinary Shares are convertible at any time into Class A Ordinary Shares on a one-for-one basis by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder thereof or a change of ultimate beneficial ownership of any Class B Ordinary Shares to any person other than an affiliate of such person or a beneficial owner of Class B Ordinary Shares, such Class B Ordinary Shares are automatically and immediately converted into the same number of Class A Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. As of the date of this prospectus, the percentage of Shares beneficially owned prior to this Offering is based on [ ] Ordinary Shares, consisting of [ ] Class A Ordinary Shares and [  ] Class B Ordinary Shares outstanding as described in “Corporate History And Structure” section. None of the shareholders are located in the United States. We do not have any options or warrants that are outstanding. The percentage of Shares beneficially owned after this Offering is based on the number of Shares outstanding prior to this Offering plus the Class A Ordinary Shares that we are offering in this Offering, assuming the underwriter does not exercise the over-allotment option, and the total and outstanding Class B Ordinary Shares. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial	Class A Ordinary Shares Beneficially Owned Prior to This Offering(2)		Class B Ordinary Shares Beneficially Owned Prior to This Offering(2)			% of Total Voting Power Before This Offering(2)		Class A Ordinary Shares Beneficially Owned After This Offering(3)			Class B Ordinary Shares Beneficially Owned After This Offering(3)			% of Total Voting Power After This Offering(3)
Owners(1)	Number	%	Number	%				Number	%		Number	%
Directors and Executive Officers:
Ms. LIM Kiam Kiam (1)	[ ]	[ ]	[ ]	[ ]	%	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	%
Ms. Joyce LAI Xin	—	—	—	—		—		—	—		—	—		—
[ ]	—	—	—	—		—		—	—		—	—		—
[ ]	—	—	—	—		—		—	—		—	—		—
[ ]	—	—	—	—		—		—	—		—	—		—
[ ]	—	—	—	—		—		—	—		—	—		—

All directors and executive officers as a group	[ ]	[ ]	[ ]	[ ]	%	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	%
5% shareholders:
Integratia Holdings Limited (1)	[ ]	[ ]	[ ]	[ ]	%	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	%

(1)	Ms. LIM Kiam Kiam, a Director and the Chairlady of the Board of Directors, is the sole shareholder of Integratia Holdings Limited and holds the voting and dispositive power over the Ordinary Shares held by such entity. The business address of Integratia Holdings Limited is 62 Ubi Road 1, #06-03, Oxley Bizhub 2, Singapore 408734.

(2)	Based on [ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares outstanding as of the date of this prospectus.

(3)	Based on [ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares outstanding immediately after this Offering.

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Related Party Transactions

The following is a summary of our related party balances as of September 30, 2024 and 2025 and related party transactions for the period from September 26, 2023 (inception) to September 30, 2024 and year ended September 30, 2025.

Related Party Name	Relationship to the Company
Ms. LIM Kiam Kiam	Sole director and ultimate shareholder of the Company and its subsidiaries
Ms. Joyce LAI Xin	Related party - Daughter to Ms. LIM Kiam Kiam
Mr. LAI Yun Jun	Related party - Son to Ms. LIM Kiam Kiam

Related party balances

	As of September 30,
	2024	2025
	SGD	SGD
Amount due from a director
Ms. LIM Kiam Kiam	4,429	63,366

Contract liabilities - current
Ms. LIM Kiam Kiam	56	56
Ms. Joyce LAI Xin	56	56
Mr. LAI Yun Jun	56	-
	168	112

The amount due from a director represents revenue receipt received on behalf of our Group by the director, net of expenses paid on behalf the Group. The amounts are fully settled after the balance sheet date. The contract liabilities represent unused website membership duration, which is recognized as revenue based on a time apportioned basis when the relevant performance obligations are delivered.

Related party transactions

	For the period from September 26, 2023 (inception) to September 30, 2024	For the year ended September 30, 2025
	SGD	SGD
Website membership income
Ms. LIM Kiam Kiam	112	168
Ms. Joyce LAI Xin	112	168
Mr. LAI Yun Jun	112	56
	336	392

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Description of Share Capital

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability and our affairs are governed by our memorandum and articles of association (as maybe amended from time to time), the Companies Act, and the common law by the Cayman Islands.

Upon the closing of this Offering, our authorized share capital will consist of (i) [  ] Class A Ordinary Shares of a par value of US$[  ] each and (ii) [  ] Class B Ordinary Shares of par value of US$[  ] each. All of our issued and outstanding Ordinary Shares are fully paid.

As of the date of this prospectus, we had [  ] Ordinary Shares issued and outstanding, consisting of [  ] Class A Ordinary Shares and [  ] Class B Ordinary Shares. All of our Shares issued and outstanding prior to the completion of this Offering will be fully paid, and all of our shares to be issued in this Offering will be issued as fully paid.

Our Amended and Restated Memorandum and Articles of Association

We adopted the currently effective amended and restated memorandum and articles of association (each the “memorandum” and the “articles”) by a special resolution dated [  ] and the amended and restated memorandum and articles of association will continue to be effective after closing of this offering. The following are summaries of material provisions of the amended and restated memorandum and articles of association, and of the Companies Act, insofar as they relate to the material terms of our shares.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form and are issued when registered in our register of members. Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another in all respects except that (i) each Class A Ordinary Share confers upon the holder thereof the right to one (1) vote at a general meeting of our Company or on any shareholders resolutions; (ii) each Class B Ordinary Shares confers upon the holder thereof the right to twenty (20) votes at a general meeting of our Company or on any shareholders resolutions; and (iii) each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of our Company or any transfer agent for such share, into one fully paid and non-assessable Class A Ordinary Share but no Class A Ordinary Shares shall be convertible into any Class B Ordinary Shares issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one fully paid Class A Ordinary Share at the option of the holder, at any time after issue and without the payment of any additional sum.

Dividends. Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles: (a) the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and (b) our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie. Unless provided by the rights attached to a share, no dividend shall bear interest.

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Voting Rights. Unless their shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all shareholders are entitled to vote at a general meeting and all shareholders holding shares of a particular class of shares are entitled to vote at a meeting of the holders of that class of shares. On poll, each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company. Unless otherwise required under the Companies Act or by the articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Votes may be given either personally or by proxy.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold at least ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

Advance notice of at least 5 clear days is required for the convening of a general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify (a) the place, the date and the hour of the meeting, (b) whether the meeting will be held virtually, at a physical place or both, (c) if the meeting is to be held in any part at a physical place, the address of such place, (d) if the meeting is to be held in two or more places, or in any part virtually, the electronic communication facilities that will be used to facilitate the meeting, including the procedures to be followed by any shareholder or other participant of the meeting who wishes to utilise such electronic communication facilities for the purposes of attending and participating in such meeting, (e) subject to (f) and the requirements of (to the extent applicable) the rules of the Nasdaq Capital Market, the general nature of the business to be transacted; and (f) if a resolution is proposed as a special resolution, the text of that resolution. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days hence or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the articles.

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A resolution put to the vote of the meeting shall be decided on a poll.

A poll shall be taken in such manner as the chairman directs. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

Transfer of Class A Ordinary Shares. Subject to any applicable requirements set forth in the articles and provided that a transfer complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer all or any of his or her Class A Ordinary Shares to another person by completing an instrument of transfer in the common form or in a form prescribed by Nasdaq Capital Market (if such shares are listed on the Nasdaq Capital Market) or any other form approved by our board of directors, executed:

● where the Class A Ordinary Shares are fully paid, by or on behalf of that shareholder; and

● where the Class A Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of the Class A Ordinary Share until the name of the transferee is entered into our register of members.

Where the Class A Ordinary Shares of any class in question are not listed on or subject to the rules of the Nasdaq Capital Market, our directors may in their absolute discretion decline to register any transfer of any Class A Ordinary Shares which are not fully paid up or on which we have a lien. Our board of directors may also, but are not required to, decline to register any transfer of such Class A Ordinary Share unless:

● the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

● the instrument of transfer is in respect of only one class of shares;

● the instrument of transfer is properly stamped, if required;

● the Ordinary Shares transferred are fully paid up and free of any lien in favor of us;

● in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

● any applicable fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require related to the transfer is paid to us.

If our directors refuse to register a transfer of any shares of any class not listed on Nasdaq, they shall within one month after the date on which the instrument of transfer was lodged with us send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine; provided always, that such registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year.

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Liquidation. If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or (b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up. The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Shares and Forfeiture of Shares. Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate: (a) either alone or jointly with any other person, whether or not that other person is a shareholder; and (b) whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Redemption, Repurchase, and Surrender of Shares. Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors: (a) issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares; (b) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and (c) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares in accordance with the articles, or otherwise by agreement with the shareholder holding those shares.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

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Inspection of Books and Records of our Class A Ordinary Shares and Class B Ordinary Shares. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

● is a company that conducts its business mainly outside the Cayman Islands;

● is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

● is not required to open its register of members for inspection by shareholders of that company;

● does not have to hold an annual general meeting;

● may not issue negotiable or bearer shares but may issue shares with no par value;

● may obtain an undertaking against the imposition of any future taxation;

● may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

● may register as a limited duration company; and

● may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of the United Kingdom. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable laws applicable to companies incorporated in the United States and their shareholders.

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Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property, and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a dissenting shareholder of a Cayman constituent is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

● the statutory provisions as to the required majority vote have been met;

● the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

● the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his or her interest; and

● the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

● a company acts illegally or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

● the act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority vote that has not been obtained); and

● an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty. Our amended and restated memorandum and articles of association provide to the extent permitted by Cayman Islands law, we shall indemnify each existing or former director (including alternate director), secretary and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer, or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith, and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association. Our amended and restated articles of association allow one or more of our shareholders who together hold at least 10% of the rights to vote to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Companies Act, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) is prohibited by the law of the Cayman Islands from acting as a director, (ii) is made bankrupt or makes any arrangement or composition with his creditors generally; (iii) resigns his or her office by notice in writing to the company; (iv) only held office as a Director for a fixed term and such term expires; (v) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (viii) without the consent of the other directors, is absent from meetings of directors for a continuous period of six months.

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Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or (b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up. The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, if our share capital is divided into different classes of shares, the rights attaching to a class of share (unless the terms on which a class of shares was issued state otherwise) may only be varied either with the consent in writing of the shareholders holding of not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the shareholders holding the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances. As of the date of incorporation, the authorized share capital of our Company was US$50,000 divided into 500,000,000 Ordinary Shares of US$0.0001 par value each, and it was owned as to 10,000 Ordinary Shares by Integratia Holdings Limited.

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Shares Eligible for Future Sale

Upon completion of this offering, we will have [  ] Class A Ordinary Shares outstanding, representing approximately [  ]% of our outstanding Ordinary Shares, assuming the underwriter does not exercise its over-allotment option. All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the Class A Ordinary Shares in the public market could adversely affect prevailing market prices of the Class A Ordinary Shares. Prior to this offering, there has been no public market for our Class A Ordinary Shares. We have applied to list the Class A Ordinary Shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop in the Class A Ordinary Shares. We do not expect that a trading market will develop for our Class A Ordinary Shares.

Lock-up Agreements

The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the representative, it will not, for a period of 180 days from the date the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any notion or contract to sell, grant any option, right or warrant to purchase, lead, or otherwise transfer or dispose of directly or indirectly, any share of capital share of the Company or any securities convertible into or exercisable or exchangeable for shares of capital share of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital share of the Company of any securities convertible into or exercisable or exchangeable for shares of capital shares of the company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital share of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital share of the Company or such other securities, in such or otherwise.

Our directors, executive officers and shareholders have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares or such other securities for a period of 180 days after the closing of this offering, without the prior written consent of the representative. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the Class A Ordinary Shares may dispose of significant numbers of the Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of the Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of the Class A Ordinary Shares from time to time. Sales of substantial amounts of the Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the Class A Ordinary Shares.

Rule 144

All of our Class A Ordinary Shares that will be issued and outstanding upon the completion of this offering, other than those Ordinary Shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

●	1% of the then issued and outstanding Ordinary Shares of the same class which immediately after the completion of this offering will equal Class A Ordinary Shares, assuming the underwriter does not exercise its over-allotment option; or

●	the average weekly trading volume of our Class A Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Class A Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Class A Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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Taxation

The following summary of the material Cayman Islands, Singapore and U.S. federal income tax consequences of an investment in the Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Singapore and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. Pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, our Company has obtained an undertaking from the Financial Secretary: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our Company or by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (Revised) of the Cayman Islands. The undertaking for our Company is for a period of 20 years from June 27, 2023.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

BVI Taxation

The following is a discussion on certain British Virgin Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under British Virgin Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to British Virgin Islands income or corporation tax.

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the British Virgin Islands except to the extent that we have any interest in real property in the BVI, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the BVI provided that they do not relate to real property in the BVI. There are no exchange control regulations or currency restrictions in the British Virgin Islands. Under the laws of the British Virgin Islands, no stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands).

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company.

Singapore Tax Considerations

Dividends Distributions

Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a Singapore tax resident company will be income tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Gains upon Disposal of Shares

Singapore does not currently impose tax on capital gains. Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore.

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There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to specified exceptions, Section 13W of the Income Tax Act 1947 of Singapore, or “SITA”, provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

●	the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and

●	the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbor rules” prescribed under Section 13W of SITA will not apply to a divesting company under certain scenarios. These include, but are not limited to, the divesting company that is in the business of trading or holding Singapore immovable properties (excluding property development), where the shares are not listed on a stock exchange in Singapore or elsewhere, the divesting company whose gains or profits from the disposal of ordinary shares are included as part of its income, disposal of shares by a partnership, limited partnership or limited liability partnership where one or more of the partners is a company or are companies, etc.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 — Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 — Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 — Financial Instruments, or SFRS(I) 9, may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides for the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement”. FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 — Financial Instruments”.

Shareholders who may be subject to the above-mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

Corporate Income Tax

Companies that carry on business in Singapore are subject to a flat rate of 17% of the companies’ chargeable income. Chargeable income refers to the companies’ taxable income (after deducting tax-allowable expenses).

Goods and Services Tax

The sale of the shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

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Where the shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate of 8%, and will be raised from 8% to 9% with effect from January 1, 2024. Similar services rendered by a GST registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

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●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

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Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we will be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

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You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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Underwriting

We have entered into an underwriting agreement dated [ ], 2026 with Eddid Securities USA Inc. or the Representative. acting as the lead managing underwriter and book-runner with respect to the Class A Ordinary Shares subject to this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the Representative, and each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of Class A Ordinary Shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of Class A Ordinary Shares
Eddid Securities USA Inc.

Total

The underwriters are offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such shares are taken.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[ ] per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$[ ] per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The Representative has informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Discounts and Expenses

The underwriting discount is 7.0% of the initial public offering price.

The following table shows the price per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us.

	Per Share	Total
Initial public offering price(1)	US$	US$
Underwriting discounts and commissions:(2)	US$	US$
Proceeds to the Company before expenses(3)	US$	US$

(1)	Initial public offering price per share is assumed to be US$[ ], being the mid-point of the initial public offering price range of US$[ ] to US$[ ].

(2)	We have agreed to pay the underwriter a discount equal to 7.0% of the gross proceeds of the offering. This table does not include a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering payable to the underwriters.

(3)	Excludes up to US$300,000 in fees and expenses payable to the underwriters.

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We will also pay to the Representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds received by us from the sale of Class A Ordinary Shares.

We have agreed to reimburse the Representative up to a maximum of US$300,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). We agreed to pay US$100,000 as an advance towards the Representative’s accountable expenses (the “Advance”), $50,000 of which has been paid as of the date of this prospectus. Any portion of the Advance that is in excess of the amount of out-of-pocket accountable expenses actually incurred by the Representative will be returned to us in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay expenses relating to the offering, including but not limited to (i) all filing fees and communication expenses relating to the registration of the Class A Ordinary Shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all fees and expenses relating to the listing of the Class A Ordinary Shares on Nasdaq; (iii) all reasonable fees, expenses and disbursements relating to background checks of the Company’s officers and directors; (iv) up to US$120,000 of legal fees, costs and expenses incurred by the Representative, including all reasonable travel and lodging expenses incurred by the Representative or its counsel in connection with visits to, and examinations of, the Company; (v) translation costs for due diligence purposes; (vi) all fees, expenses and disbursements relating to the registration or qualification of such Class A Ordinary Shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees and the reasonable fees and disbursements of Representative’s counsel); (vii) the costs of all mailing and printing of the underwriting documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the Representative may reasonably deem necessary; (viii) the costs of preparing, printing and delivering certificates representing the Class A Ordinary Shares and the fees and expenses of the transfer agent for such shares; (ix) stock transfer taxes, if any; (x) the fees and expenses of the Company’s accountants, legal counsel, public relations firm and other agents and representatives; (xi) all expenses, including without limitation, travel and lodging expenses for all road show meetings and preparation of a power point presentation; and (xii) the costs associated with “tombstone or Lucite” advertisements.

We estimate that the total expenses of the offering payable by us, excluding the underwriter’s discount and commissions and non-accountable expense allowance will be approximately US$[ ] including a maximum aggregate reimbursement of US$300,000 of the Representative’s accountable expenses.

Over-allotment

If the underwriters sell more Class A Ordinary Shares than the total number set forth in the table above, the Company has granted to the underwriters a 45-day option following the effective date of this prospectus to purchase up to [ ] additional Class A Ordinary Shares from us at the initial public offering price less the underwriting discounts and commissions, based on the assumed offering price of US$[ ] per Class A Ordinary Share, the mid-point between the range of US$[ ] and US$[ ] per Class A Ordinary Share. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. Any Class A Ordinary Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Class A Ordinary Shares that are the subject of this offering.

In connection with the offering, the underwriters may purchase and sell Class A Ordinary Shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Class A Ordinary Shares. They may also cause the price of the Class A Ordinary Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

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Lock-Up Agreements

Our officers, directors and principal shareholders (5% or more shareholders) have agreed, subject to certain exceptions, to a six-month “lock-up” period, which will commence on the date the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission (the “Effective Date”), with respect to the Class A Ordinary Shares that they beneficially own or acquire, including the issuance of Class A Ordinary Shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of six months following the Effective Date, such persons may not offer, sell, pledge or otherwise dispose of these securities, or any of our Class A Ordinary Shares, without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreement may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Right of First Refusal

For a period of twelve months from the completion of this offering, we have granted the Representative the right of first refusal to act as lead manager and bookrunner or lead placement agent with respect to any public or private sale of the securities of the Company and/or any of its subsidiaries.

Tail Fee

We have also agreed to pay the Representative a tail fee equal to eight percent (8.0%) of the consideration or proceeds received by us, or any of our shareholders from any transaction (including, without limitation, any merger, consolidation, acquisition, financing, joint venture or other arrangement) that we, or any of our affiliates enter into with any investor actually introduced by the Representative to us during our engagement period with the Representative that was not-known to the Company or its subsidiaries or affiliates previously, in connection with any public or private financing or capital raise (each a “Tail Transaction”), and such Tail Transaction is consummated within the twelve (12) month period following the closing of this offering. Such right shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by us for cause in case of the Representative’s material failure to provide the services contemplated in the underwriting agreement.

Nasdaq Listing

We intend to apply to have our Class A Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “[ ].” We make no representation that such application will be approved or that our Class A Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Class A Ordinary Shares are listed on the Nasdaq Capital Market at the completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter and should not be relied upon by investors.

Any underwriter who is a qualified market maker on the Nasdaq Capital Market may engage in passive market making transactions on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Class A Ordinary Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Class A Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

91

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Class A Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the Underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our Class A Ordinary Shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of securities covered by the registration statement.

●	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Class A Ordinary Shares originally sold by the underwriters were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriters.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Ordinary Shares or preventing or retarding a decline in the market price of our Class Ordinary Shares. As a result, the price of our Class A Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A Ordinary Shares. These transactions may occur on the Nasdaq Capital Market or another national securities exchange. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Class A Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

92

Expenses Related to this Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the Class A Ordinary Shares by us. With the exception of the SEC registration fee, the Nasdaq Capital Market listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee, all amounts are estimates.

SEC registration fee	US$	[ ]
NASDAQ listing fee		[ ]
FINRA filing fee		[ ]
Printing and engraving expenses		[ ]
Legal fees and expenses		[ ]
Accounting fees and expenses		[ ]
Miscellaneous		[ ]
Total	US$	[ ]

Note: The expenses above are to be completed in amendment.

These expenses will be borne by us.

93

Legal Matters

We are being represented by Loeb & Loeb LLP with respect to certain legal matters as to United States federal securities law. The underwriter is being represented by Sichenzia Ross Ference Carmel LLP with respect to certain legal matters as to United States federal securities law. The validity of the Class A Ordinary Shares offered in this offering will be passed upon for us by Ogier. Certain legal matters as to Singapore law will be passed upon for us by Chua & Partners. Loeb & Loeb LLP may rely upon Ogier with respect to matters governed by Cayman Islands law and Chua & Partners with respect to matters governed by Singapore law.

Experts

The consolidated financial statements as of September 30, 2024 and 2025 and for the period from September 26, 2023 (date of inception) to September 30, 2024 and the year ended September 30, 2025, and the related financial statement schedule included in this prospectus have been audited by AOGB CPA Limited, an independent registered public accounting firm, as stated in their report appearing herein (which expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the translation of SGD amounts to United States dollar amounts). Such consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of AOGB CPA Limited is located at Suite 2501-3, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong, Hong Kong.

Where You Can Find Additional Information

We have filed a registration statement, including relevant exhibits and schedules, with the SEC on Form F-1 under the Securities Act with respect to the Class A Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and its exhibits and schedules thereto for further information with respect to us and the Class A Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

94

STAR INTEGRATIA LIMITED

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder and Sole Director of Star Integratia Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Star Integratia Limited (the “Company”) and its subsidiaries (collectively the “Group”) as of September 30, 2024 and 2025, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholder’s equity, and cash flows from September 26, 2023 (inception) through the period ended September 30, 2024 and the year ended September 30, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of September 30, 2024 and 2025, and the results of its operations and its cash flows for the period from September 26, 2023 (inception) to September 30, 2024 and the year ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AOGB CPA Limited

We have served as the Group’s auditor since 2025.

Hong Kong, Hong Kong

December 22, 2025

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

F-2

STAR INTEGRATIA LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2024	2025	2025
	SGD	SGD	US$
ASSETS
Current assets:
Cash and cash equivalents	27,438	944,054	731,655
Inventories	10,650	37,479	29,047
Amount due from a director	4,429	63,366	49,110
Prepaid expenses, other receivables and deposit	40,412	228,693	177,240
Total current assets	82,929	1,273,592	987,052

Non-current assets:
Rental deposit	—	6,200	4,805
Deferred tax asset	279	—	—
Intangible assets, net	121,333	93,333	72,334
Right-of-use assets, net	—	68,287	52,923
Property and equipment, net	—	13,951	10,812
Total non-current assets	121,612	181,771	140,874
TOTAL ASSETS	204,541	1,455,363	1,127,926

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Contract liabilities – current, third parties	3,510	1,627	1,261
Contract liabilities – current, related parties	168	112	87
Operating lease liability - current	—	35,738	27,697
Other current liabilities	—	3,684	2,855
Income tax payable	—	117,780	91,281
Total current liabilities	3,678	158,941	123,181

Non-current liabilities:
Contract liabilities – non-current	226	—	—
Deferred tax liability	—	5,977	4,632
Asset retirement obligations	—	19,212	14,890
Operating lease liability – non-current	—	18,438	14,290
Total non-current liabilities	226	43,627	33,812
TOTAL LIABILITIES	3,904	202,568	156,993

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDER’S EQUITY
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 10,000 shares issued and outstanding as of September 30, 2024 and 2025, respectively) *	1	1	1
Subscription receivable	(1)	(1)	(1)
Additional paid-in capital	229,999	229,999	178,252
(Accumulated deficit) Retained earnings	(29,362)	1,022,796	792,681
Total shareholders’ equity	200,637	1,252,795	970,933
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	204,541	1,455,363	1,127,926

* Giving retroactive effect to the Reorganization which are detailed in Note 1 and Note 10.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

STAR INTEGRATIA LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the period from September 26, 2023 (inception) to September 30, 2024	For the year ended September 30, 2025	For the year ended September 30, 2025
	SGD	SGD	US$
Revenue – third parties	40,395	1,733,743	1,343,674
Revenue – related parties	336	392	304
Cost of revenue	(9,310)	(417,529)	(323,591)
Gross profit	31,421	1,316,606	1,020,387

Operating expenses:
General and administrative expenses	(61,062)	(140,582)	(108,953)
(Loss) Income from operations	(29,641)	1,176,024	911,434

Other income:
Other income	—	170	132
Total other income	—	170	132

(Loss) Income before tax expense	(29,641)	1,176,194	911,566
Income tax credit (expense)	279	(124,036)	(96,130)
Net (loss) income and comprehensive (loss) income	(29,362)	1,052,158	815,436

Net (loss) income per ordinary share
Basic and diluted*	(2.94)	105.22	81.54

Weighted average number of ordinary shares used in computing net (loss) income per ordinary share
Basic and diluted*	10,000	10,000	10,000

* Giving retroactive effect to the Reorganization which are detailed in Note 1 and Note 10.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

STAR INTEGRATIA LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares			Additional	(Accumulated Deficit)	Total
	Number of		Subscription	Paid-in	Retained	Shareholders’
	Shares*	Amount	Receivable	Capital	Earnings	Equity
		SGD	SGD	SGD	SGD	SGD
Balance as of September 26, 2023 (inception)	—	—	—	—	—	—
Issuance of shares by the Company	10,000	1	(1)	—	—	—
Capital contribution to a subsidiary	—	—	—	230,000	—	230,000
Acquisition of a subsidiary	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	(29,362)	(29,362)
Balance as of September 30, 2024	10,000	1	(1)	229,999	(29,362)	200,637
Net income	—	—	—	—	1,052,158	1,052,158
Balance as of September 30, 2025	10,000	1	(1)	229,999	1,022,796	1,252,795

* Giving retroactive effect to the Reorganization which are detailed in Note 1 and Note 10.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

STAR INTEGRATIA LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the period from September 26, 2023 (inception) to September 30, 2024	For the year ended September 30, 2025	For the year ended September 30, 2025
	SGD	SGD	US$
Cash flows from operating activities:
Net (loss) income	(29,362)	1,052,158	815,436
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property and equipment	—	2,476	1,919
Depreciation of right-of-use assets	—	4,703	3,645
Accretion expense relating to asset retirement obligations	—	398	308
Amortization of intangible assets	18,667	28,000	21,700
Change in operating assets and liabilities:
Prepaid expenses, other receivables and deposits	(40,412)	(194,481)	(150,725)
Inventories	(10,650)	(26,829)	(20,793)
Contract liabilities	3,904	(2,165)	(1,677)
Other current liabilities	—	3,684	2,855
Amount due from a director	(4,430)	(58,937)	(45,677)
Asset retirement obligations	—	18,814	14,582
Operating lease obligation	—	(18,814)	(14,582)
Deferred tax	(279)	6,256	4,849
Income tax payable	—	117,780	91,281
Net cash (used in) provided by operating activities	(62,562)	933,043	723,121

Cash flows from investing activities:
Purchase of intangible asset	(140,000)	—	—
Purchase of property and equipment	—	(16,427)	(12,731)
Net cash used in investing activities	(140,000)	(16,427)	(12,731)

Cash flows from financing activity:
Proceed from issuance of ordinary shares by a subsidiary	230,000	—	—
Net cash provided by financing activity	230,000	—	—

Net increase in cash and cash equivalents	27,438	916,616	710,390
Cash and cash equivalents at beginning of the period/year	—	27,438	21,265
Cash and cash equivalents at the end of the period/year	27,438	944,054	731,655

Supplemental disclosure of cash flow information:
Income tax paid	—	—	—
Interest income received	—	—	—

Supplemental information of non-cash financing and investing activities:
Right-of-use assets, obtained in exchange for operating lease obligations	—	71,491	55,406
Right-of-use assets, obtained in exchange for asset retirement obligations	—	18,814	14,582

The accompanying notes are an integral part of these consolidated financial statements.

F-6

STAR INTEGRATIA LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Star Integratia Limited (“Company” or “Star Integratia”) is an exempted company established under the laws of the Cayman Islands on November 21, 2025 with authorized share capital of US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each share. The Company is a parent holding company with no operations.

All Best App Pte. Ltd. (“All Best App”), the operating subsidiary of the Company following the group reorganization, is a limited company incorporated in Singapore on September 26, 2023, which the principal activity is the provision of geomancy-related services.

The Company, through its wholly-owned subsidiaries (collectively, the “Group”), is primarily engaged in geomancy-related services specializing in four core services: 1) provision of geomancy consulting solutions; 2) sales of curated products; 3) organization of geomancy-themed events; and 4) provision of subscription-based online services through website.

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Group undertook the following steps to effect a reorganization (“Reorganization”):

On September 26, 2023, All Best App Pte. Ltd. was incorporated in Singapore and is controlled by Ms. LIM Kiam Kiam.

On November 14, 2025, Integratia Holdings Limited was incorporated in the British Virgin Islands and is wholly owned by Ms. LIM Kiam Kiam.

On November 21, 2025, Star Integratia was incorporated in the Cayman Islands as a wholly owned subsidiary of Integratia Holdings Limited.

On December 5, 2025, Integratia Group Limited was incorporated in the British Virgin Islands as a wholly owned subsidiary of Star Integratia.

On December 17, 2025, Ms. LIM Kiam Kiam acquired an aggregate of 18,000 shares of All Best App from other existing shareholders, namely 6,000 shares from Mr. Seow Lee Kian, Terence, 3,500 shares from Mr. Rony Hendarmin, 2,500 shares from Ms. Tay Siok Kiang, 3,000 shares from Mr. Seah Hock Ann, Theodore, 500 shares from Ms. Ivana Cresensia and 2,500 shares from Mr. Fong Lee Yun. As a result, Ms. LIM Kiam Kiam became the sole shareholder of All Best App.

On December 18, 2025, Integratia Group Limited acquired 100% of the equity interest of All Best App. As a result, Star Integratia holds an indirect 100% equity interest in All Best App through Integratia Group Limited.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholder controlled all these entities prior to and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. The results of operations for the period presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be substantially the same as the results of operations for the period after the date of Reorganization. The effects of all inter-company transactions are eliminated in consolidation. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

F-7

As of the issuance date of these consolidated financial statements, the details of subsidiaries are as follows. The subsidiaries are owned by the Company through equity investment. The Group does not have a variable interest entity structure. Upon the Reorganization and as of the date of this report, details of the subsidiaries are as follows:

		Percentage of
	Date of	effective ownership		Place of	Principal
Name of subsidiary	incorporation	2024	2025	incorporation	activities
Direct
Integratia Group Limited	December 5, 2025	100%	100%	British Virgin Islands	Investment holding
Indirect
All Best App	September 26, 2023	100%	100%	Singapore	Geomancy related business

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant inter-company balances and transactions between the Company and its subsidiaries are eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the expected credit loss provision, the determination of the useful lives of property and equipment, impairment of long-lived assets, right-of-use assets, net, operating lease liabilities, incremented borrowing rate for lease, valuation allowance for deferred tax asset, revenue recognition and contingencies. Actual results could differ from these estimates. The Group evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Group bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable.

F-8

Foreign currency translation

The reporting and functional currency of the Company and its subsidiaries is Singapore dollar (“SGD”).

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income as other comprehensive income or loss. Transactions denominated in other than SGD are measured and recorded in the reporting currency of the entity at the exchange rates prevailing on the transaction date. The resulting exchange differences are reported as other income (other expenses) in the consolidated statements of operations and comprehensive income.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from SGD into United States Dollars (“US$”) as of and for the year ended September 30, 2025 are solely for the convenience of the readers and were calculated at the noon buying rate of US$1.00 = SGD1.2903, as published in H.10 statistical releases of the United States Federal Reserve Board. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Concentration risks

Significant customers and suppliers are those that account for greater than 10% of the Group’s total revenue and total purchase, respectively.

The following table sets forth a summary of customers who represent 10% or more of the Group’s total revenue:

	For the period from September 26, 2023 (inception) to September 30, 2024		For the year ended September 30, 2025
	SGD	Percentage of revenue	SGD	Percentage of revenue
Customer A	—	0%	249,378	14%
Customer B	35,780	88%	—	0%

There were no amounts receivable from customers as of September 30, 2024 and 2025.

The following table sets forth a summary of suppliers who represent 10% or more of the Group’s total purchases:

	For the period from September 26, 2023 (inception) to September 30, 2024		For the year ended September 30, 2025
	SGD	Percentage of purchases	SGD	Percentage of purchases
Supplier A	19,960	100%	405,358	99%

There were no amounts owing to suppliers as of September 30, 2024 and 2025.

F-9

Credit Risks

Credit risk is the potential financial loss to the Group resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Group, as and when they fall due. The Group’s assets that are potentially subject to a significant concentration of credit risk primarily consist of amount due from a director and cash and cash equivalents. As the Group does not hold any collateral, the maximum exposure to credit risk is the amount due from a director, other receivables, refundable deposits and cash and cash equivalents presented on the consolidated balance sheets. The Group has no other financial assets which carry significant exposure to credit risk.

The amount due from a director is fully settled after the year end. Deposits pertain to rental and related deposit which will be refunded when lease ends. Cash is placed in financial institution with high credit ratings assigned by international credit rating agencies.

Interest rate risk

The Group is exposed to interest rate risk primarily relating to the cash deposit in bank account and the risk due to changes in interest rates is not material. The Group has not used any derivative instruments to mitigate its exposure associated with interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressful conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months.

Fair Value Measurement

Fair value represents the price that would be received from selling an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of input that may be used to measure fair value:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

●	Level 3: Unobservable inputs which are supported by little or no market activity.

The Group’s financial instruments include cash and cash equivalents, other receivables, refundable deposits, and other current liabilities. The carrying amounts of these financial instruments approximate their fair values as of September 30, 2024 and 2025 due to the short-term nature of these instruments. The carrying amount of operating lease liabilities and asset retirement obligations approximate their fair values since they bear an interest rate which approximates market interest rates.

F-10

Related parties

The Group adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of cash deposits held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Group maintains all bank accounts in Singapore. Cash balances in bank account in Singapore is mainly transacted with bank of high credit rating assigned by international credit risk rating agencies.

Cash and cash equivalents consists of the following:

	As of September 30,
	2024	2025
	SGD	SGD
Cash at bank representing cash and cash equivalents	27,438	944,054

Accounts receivable, net

Accounts receivable represents an unconditional right to consideration arising from Group’s performance under contracts with customers and are stated at the original amount less allowance for credit losses on such receivables. Generally, invoices occur immediately when goods are sold or when related works are performed. The subsidiaries of the Group do not grant credit to customers sales and service invoices are settled immediately by the customers.

The allowance for credit losses is estimated based upon the Group’s assessment of various factors, including historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, customer specific quantitative and qualitative factors, current general economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect the customers’ ability to pay. Bad debts are written off as incurred.

No accounts receivable was outstanding as of September 30, 2024 and 2025.

Prepaid expenses, other receivables and deposits

Prepaid expenses represent expenses paid in advance for future services and are short-term in nature whereby services will be consumed within 12 months from balance sheet date. Therefore, no impairment loss is considered by the Group. Deposits are mainly pertaining to rental and related expenses. Deposits will be refunded when lease ended and the Group does not renew the lease. The Group considers the assets to be impaired if the realizability and recoverability become doubtful. As of September 30, 2024 and 2025, there was no allowance for impairment recorded as the Group considers all the prepayments will be fully realizable and no indicator that deposits will be not recoverable.

Intangible assets, net

Intangible assets that are acquired by the Group are stated at cost less accumulated amortization and impairment losses.

The following intangible assets are amortized from the date that are available for use and their estimated useful lives are as follows:

Useful life
Website	5 years

F-11

Management determined the website to have a useful life of 5 years based on an estimated period during which such asset can bring economic benefits to the Group. The useful lives and method of amortization are reviewed annually.

Property and equipment, net

Property and equipment that are acquired by the Group are stated at cost less accumulated depreciation and impairment losses.

The following property and equipment are depreciated from the date that are available for use, and their estimated useful lives are as follows:

Useful life
Office furniture	3 years
Renovation	2 years

Management determined the useful lives of property and equipment based on an estimated period during which such assets can bring economic benefits to the Group. The useful lives and method of depreciation are reviewed annually.

Leases as lessee

The Group assesses whether a contract qualifies as a lease at inception. The Group only held operating leases as of and for the year ended September 30, 2025. The Group’s material long-term operating lease agreements are for the office premises. The lease term begins on the date that the Group takes possession under the lease.

Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date for material leases with a term of greater than 12 months. Operating lease liabilities represent the present value of future minimum lease payments. Since the Group’s leases do not provide an implicit rate, operating lease liabilities are calculated using estimated incremental borrowing rate based on a collateralized borrowing over the term of each individual lease. Minimum lease payments include only fixed lease components of the agreement, as well as variable rate payments that depend on an index, initially measured using the index at the lease commencement date.

Operating lease right-of-use assets represent the Group’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepaid or accrued lease payments, initial direct costs and lease incentives. Lease incentives are recognized when earned and reduce the Group’s operating lease asset related to the lease. They are amortized through the operating lease assets as reductions of rent expense over the lease term.

Asset retirement obligations

The Group accounts for its asset retirement obligations (“ARO”) in accordance with ASC 410-20, Asset Retirement and Environmental Obligations. An ARO is recognized when a legal obligation associated with the retirement of a long-lived asset exists, and its fair value can be reasonably estimated.

The Group’s ARO relates to the obligation to restore the leased office space to its original condition as required by the lease agreement. Upon initial recognition of a qualifying ARO, the fair value of the liability is recorded, and a corresponding amount is capitalized as part of the carrying amount of the related long-lived asset, which in the case of a lease, is the right-of-use asset.

The initial fair value of the ARO liability is estimated using the expected cash flow approach and discounted using the Group’s incremental borrowing rate at the lease commencement date. The capitalized ARO cost is subsequently depreciated over the shorter of the asset’s useful life or the lease term.

Subsequent to initial measurement, the ARO liability is accreted to its future settlement value over time through periodic charges to earnings, recognized as accretion expense. The liability is adjusted for any revisions to the timing or amount of the estimated cash flows. Revisions in estimates are accounted for by adjusting both the ARO liability and the related long-lived asset.

F-12

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of carrying amount over the fair value of the assets. There is no impairment loss recognized for the property and equipment, right-of-use asset and intangible assets for the period from September 26, 2023 (date of inception) to September 30, 2024 and year ended September 30, 2025.

Inventories

Inventories mainly consist of curated products available for sale. They are accounted for using the first in first out method and stated at the lower of cost and net realizable value. The Group evaluates the need for impairment associated with obsolete, slow-moving, and non-saleable inventories by reviewing net realizable values on a periodic basis but at least annually. Only defective products are eligible for return to the material suppliers.

The amount of inventory charged to cost of sales during the period from September 26, 2023 (inception) to September 30, 2024 and year ended September 30, 2025 was SGD9,310 and SGD378,367 respectively. No allowance for inventory obsolescence written off was provided during the period from September 26, 2023 (inception) to September 30, 2024 and year ended September 30, 2025.

Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Revenue recognition

The Group follows ASC 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606. Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of accounts for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Group identifies a bundle of goods or services that are distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Group applied the guidance of ASC 606-10-25-16 through 22 in order to verify which promises should be assessed for classification as distinct performance obligations.

F-13

The transaction price is allocated to each performance obligation in the contract based on the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the satisfaction of the performance obligations. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

Geomancy consultancy services

The Group also provides geomancy consultancy services to its customers. The Group fulfills its performance obligation and recognizes revenue from Geomancy consultancy services at a point in time when a customer can consume benefit from the consultation. Invoice issued to customers indicating details of consultancy services with transaction price allocated to each type of consultancy service is considered a contract with customers. Service fees charged to customers are normally paid immediately.

Sales of curated products

The Group generates revenue by selling curated products to its customers. Performance obligation is satisfied upon delivery of products, usually cash on delivery basis. Invoice issued to its customers is indicating products sold and other terms and conditions are considered as contract with customers. The Group allocates transaction prices to its products separately net of discount, if any. Revenue is recognized at a point in time when control of a product is transferred to a customer. Products sold are not returnable and refundable.

Geomancy-themed events

The Group organizes geomancy-themed events and sells tickets to customers who are interested in attending the event which is usually completed within one day. Tickets are sold and payments for the tickets are received in advance before the event starts. Such sales of tickets and advance payments from customers are recorded as contract liability. Revenue is recognized at a point in time based on tickets price on the day the event occurred, which coincides with transfer of performance obligation to the customers.

Subscription-based online services through website (i.e. website membership income)

The Group earns website membership income when members sign up for membership and make payment on the website The members can choose to sign up for 1 month, 6 months, 1 year or 2 years membership. Customers will register membership by providing date of birth on the website. Members start to be able to use information on the website from the day the member pays membership fee, and the service is available for the duration selected. Such membership income is recognized over time on a time apportioned basis. Any remaining duration of membership to be used after balance sheet date is recognized as contract liability.

F-14

Contract balance

When either party to a revenue contract is determined, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group does not have material contract assets. The Group presents any unconditional rights to consideration separately as accounts receivable.

The Group’s contract liabilities represent unused website membership duration, which is recognized as revenue based on a time apportioned basis when the relevant performance obligations are delivered. As of September 30, 2024, the balances of contract liabilities were SGD3,904, which SGD3,678 is recognized as revenue during the year ended September 30, 2025, and SGD225 to be recognized during the year ending September 30, 2026. As of September 30, 2025, the balance of contract liabilities is SGD1,739, which is expected to be realized in the following year.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Executive Director, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has engaged in few revenue streams which are the (i) provision of geomancy consulting solutions; (ii) sales of curated products; (iii) organizing geomancy-themed events; and (iv) provision of subscription-based online services through website. These revenues are all generated from Singapore. Much of the information provided in these consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Group’s CODM. As a result, the Group operates and manages its business as a single operating segment. All the Group’s long-lived assets are located in Singapore.

Cost of revenue

Cost of revenue consists primarily of payments to third parties for the cost directly associated with the purchases of curated products payable to a third party vendor and cost incurred for organizing geomancy-themed events.

General and administrative expenses

General and administrative expenses consisted mainly of legal and professional fees, depreciation expenses, marketing and promotion expenses and other office and administrative expenses.

Income tax

The Group accounts for income tax in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The Group accounts for income tax under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

F-15

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Group did not accrued any liability of interest and penalties related to uncertain tax positions and does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Loss (income) per share

Basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period/year. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period/year. Ordinary share equivalents are excluded from the computation of diluted income per share if their effects would be anti-dilutive. There were no potentially dilutive shares that were outstanding as of September 30, 2024 and 2025.

Recently issued accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth Group and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the CODM and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. This ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this ASU should be applied retrospectively to all prior periods presented in the financial statements. The Group adopted this ASU from January 1, 2024, which did not have a material impact on the Group’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). This ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income tax paid. This ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted. The Group evaluated this ASU will not have a material impact on the Group’s consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). This ASU enhances disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain notes in the consolidated financial statements. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is in the process of assessing the impact of this ASU on the Group’s consolidated financial statements.

F-16

Other accounting standards issued by FASB do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, consolidated statements of operations and comprehensive income, consolidated statements of cash flows or related notes.

3. PREPAID EXPENSES, OTHER RECEIVABLES AND DEPOSIT

Prepaid expenses, other receivables and deposit mainly consist of the following:

	As of September 30,
	2024	2025
	SGD	SGD
Prepaid legal and professional fee	—	181,955
Prepaid event cost	35,850	14,238
Prepaid website development fee	—	30,650
Prepaid other service	1,706	200
Utilities deposit	—	1,650
Other receivables	2,856	—
Total prepaid expense, other receivables and deposit	40,412	228,693

Note: The prepaid legal and professional fee, event cost, website development fee and other service represent advance payments for services to be consumed by the Group within one year from the period/year ended September 30, 2024 and 2025.

4. INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of September 30, 2024 and 2025:

	As of September 30,
	2024	2025
	SGD	SGD
Website
Cost	140,000	140,000
Less: accumulated amortization and impairment	(18,667)	(46,667)
Total intangible asset, net	121,333	93,333

Amortization expenses recognized for the year ended September 30, 2025 was SGD28,000 (2024: SGD18,667). The whole amount of amortization expenses was attributed to the general and administrative expenses.

The net book value of the intangible assets as of September 30, 2025 are expected to be fully amortized for the year ending September 30, 2029.

F-17

5. RIGHT-OF-USE ASSETS AND OPERATING LEASES LIABLITILES

The Group entered into operating leases of one office in Singapore for the year ended September 30, 2025. During the period/year ended September 30, 2024 and September 30, 2025, the operating lease expense was amounted to SGDnil and SGD18,600 respectively. Cash paid for operating cash flows from operating leases during the period/year ended September 30, 2024 and September 30, 2025 is SGDnil and SGD18,600 respectively.

The Group’s operating lease right-of-use assets and operating lease liabilities recognized in the consolidated balance sheets consisted of the following:

	As of
	September 30, 2024	September 30, 2025
	SGD	SGD
Operating lease:
Operating lease – right-of-use asset	—	68,287

	As of
	September 30, 2024	September 30, 2025
	SGD	SGD
Operating lease liabilities:
Current operating lease obligation	—	35,738
Non-current operating lease obligation	—	18,438
Total	—	54,176

	As of
	September 30, 2024	September 30, 2025
	SGD	SGD
Operating leases:
Weighted average remaining lease term (years)	N/A	1.5
Weighted average discount rate	N/A	4.2%

The maturity analysis of the Group’s operating lease obligations as of September 30, 2025, was as follows:

Operating leases
SGD
Year ending September 30, 2026	37,200
Year ending September 30, 2027	18,600
Future minimum operating lease payment	55,800
Less: imputed interest	(1,624)
Operating lease liabilities recognized in the consolidated balance sheet	54,176

6. ASSET RETIREMENT OBLIGATIONS

Under the Group’s lease agreements, the Group is contractually obligated to landlords to return the leased space to its original condition upon termination of the lease agreement.

The following table provides a roll forward of the Group’s asset retirement obligations:

	As of
	September 30, 2024	September 30, 2025
	SGD	SGD
Asset retirement obligations:
At beginning of period/year	—	—
Liabilities incurred	—	18,814
Accretion expense	—	398
At end of period/year	—	19,212

F-18

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	September 30, 2024	September 30, 2025
	SGD	SGD
At cost:
Office furniture	—	9,667
Renovation	—	6,760
	—	16,427
Less: accumulated depreciation	—	(2,476)
Net book value:	—	13,951

Depreciation expenses recognized for the period/year ended September 30, 2024 and September 30, 2025, were SGDnil and SGD2,476, respectively and included in “general and administrative expenses” on the consolidated statements of operations and comprehensive income.

8. DEFERRED TAX ASSET/ (LIABILITY)

The following are the major deferred tax assets recognized by the Group and movements thereon during the current and prior reporting period.

	As of September 30,
	2024	2025
	SGD	SGD
Deferred tax asset/ (liability) recognized
Excess of carrying amount of intangible asset over tax base	(4,760)	(7,933)
Excess of carrying amount of property and equipment over tax base	—	(510)
Asset retirement obligations	—	2,466
Unabsorbed tax losses	5,039	—
	279	(5,977)

F-19

9. RELATED PARTY BALANCES AND TRANSACTIONS

The Group’s relationships with related parties who had transactions with the Group are summarized as follows:

Related Party Name	Relationship to the Group
Ms. LIM Kiam Kiam	Sole director and ultimate shareholder of the Company and its subsidiaries
Ms. Joyce LAI Xin	Related party - Daughter to Ms. LIM Kiam Kiam
Mr. LAI Yun Jun	Related party - Son to Ms. LIM Kiam Kiam

Related party balances

	As of September 30,
	2024	2025
	SGD	SGD
Amount due from a director
Ms. LIM Kiam Kiam	4,429	63,366

Contract liabilities - current
Ms. LIM Kiam Kiam	56	56
Ms. Joyce LAI Xin	56	56
Mr. LAI Yun Jun	56	-
	168	112

The amount due from a director represents revenue receipt received on behalf of the Group by the director, net of expenses paid on behalf the Group. The amounts are fully settled after the balance sheet date. The contract liabilities represent unused website membership duration, which is recognized as revenue based on a time apportioned basis when the relevant performance obligations are delivered.

Related party transactions

	For the period from September 26, 2023 (inception) to September 30, 2024	For the year ended September 30, 2025
	SGD	SGD
Website membership income
Ms. LIM Kiam Kiam	112	168
Ms. Joyce LAI Xin	112	168
Mr. LAI Yun Jun	112	56
	336	392

F-20

10. SHAREHOLDERS’ EQUITY

Ordinary Shares

On November 21, 2025, the Company was incorporated as a Cayman Islands business company under the laws of the Cayman Islands, with authorized share capital of US$50,000 divided into 500,000,000 ordinary shares of a par value US$0.0001 each. As of September 30, 2024 and 2025, the share capital was SGD1 and SGD1, respectively.

Subscription Receivable

The share subscription receivable presented the receivable for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis.

Additional Paid-in Capital

The additional paid-in capital represents the paid-in capital of a subsidiary under common control before completion of the Reorganization as described in Note 1.

11. INCOME TAX

Cayman

The Company is domiciled in the Cayman Island. Its locality currently enjoys permanent income tax holidays; accordingly, the Company do not accrue for income taxes.

British Virgin Islands

Under the current laws of the British Virgin Islands, companies are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Singapore

A company incorporated in Singapore is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD10,000 taxable income and 50% of the next SGD190,000 taxable income exempted from income tax.

The following table sets forth current and deferred portion of income tax expense:

	For the period from September 26, 2023 (inception) to September 30, 2024	For the year ended September 30, 2025
	SGD	SGD
Singapore:
Current income tax expense	—	117,780
Deferred tax (credit) expense	(279)	6,256
Total income tax (credit) expense	(279)	124,036

F-21

Reconciliation between the income tax expense computed by applying Singapore statutory tax rate to income tax expense were as follows:

	For the period from September 26, 2023 (inception) to September 30, 2024	For the year ended September 30, 2025
	SGD	SGD
(Loss) Income before income tax	(29,641)	1,176,194
Tax at Singapore statutory tax rate of 17%	(5,039)	199,953
Tax effect of expenses not deductible for tax purpose	4,760	5,971
Tax-exempt income by Singapore	—	(80,500)
Others	—	(1,388)
Income tax (credit) expense	(279)	124,036

The Group’s effective tax rate was (0.94%) and 10.55% for the period/year ended September 30, 2024 and 2025, respectively.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income taxes for the period/year ended September 30, 2024 and 2025. The Group also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2025.

12. REVENUE

The following table presents revenue by major revenue type for the period/year ended September 30, 2024 and 2025, respectively:

	For the period from September 26, 2023 (inception) to September 30, 2024	For the year ended September 30, 2025
Revenue by service line	SGD	SGD
Geomancy consultancy services – Third parties	61	545,450
Sales of curated products – Third parties	35,719	1,144,545
Geomancy-themed events income – Third parties	—	38,472
Website membership income – Third parties	4,615	5,276
Website membership income – Related parties	336	392
	40,731	1,734,135

The following table presents revenue by recognition method for the period/year ended September 30, 2024 and 2025, respectively:

	For the period from September 26, 2023 (inception) to September 30, 2024	For the year ended September 30, 2025
Revenue by recognition method	SGD	SGD
Revenue recognized at a point in time	35,780	1,728,467
Revenue recognized over time	4,951	5,668
	40,731	1,734,135

All revenue for the period/year ended September 30, 2024 and 2025 were generated in Singapore.

F-22

13. COMMITMENTS AND CONTINGENCIES

Limitation and contingencies

From time to time, the Group may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Group’s business, financial condition, or operating results.

Other than those disclosed in Note 5, the Group had no other material commitments, contingent liabilities, or guarantees as of September 30, 2024 and 2025 and for the period/year ended September 30, 2024 and 2025, respectively.

14. SUBSEQUENT EVENTS

Except for the above, the Group has assessed all events from September 30, 2025, up through December 22, 2025, which is the date that these consolidated financial statements are available to be issued, there are no material subsequent events that require disclosure in these consolidated financial statements.

F-23

[   ]

Class A Ordinary Shares

_______________________________

PROSPECTUS

[   ], 2026

_______________________________

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Through and including [ ], 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required In Prospectus

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, other than by reason of such person’s own dishonesty, willful default or fraud, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of the underwriter and its affiliates against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

[ ]

We believe that each of the issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

II-1

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

Star Integratia Limited

Exhibit Index

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Company
4.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of the Class A Ordinary Shares being registered and certain Cayman Islands tax matters
8.1*	Opinion of Ogier as to Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Chua & Partners as to Singapore tax matters (included in Exhibit 99.4)
10.1*	Employment Agreement between the Registrant and Ms. LIM Kiam Kiam, the Registrant’s Chairlady and Director
10.2*	Employment Agreement between the Registrant and Ms. Joyce LAI Xin, the Registrant’s Chief Executive Officer
10.3*	Employment Agreement between the Registrant and [ ], the Registrant’s Chief Financial Officer
10.4*	Form of Independent Director Agreement between the Registrant and its Independent Directors
10.5*	Lease agreement of 62 Ubi Road 1, #06-03, Oxley Bizhub 2, Singapore 408734
14.1*	Code of Business Conduct and Ethics
21.1*	List of Subsidiaries
23.1*	Consent of AOGB CPA Limited, Independent Registered Public Accounting Firm
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of Chua & Partners (included in Exhibit 99.4)
24.1	Power of Attorney (included on signature page)
99.1*	Audit Committee Charter
99.2*	Nominating and Corporate Governance Committee Charter
99.3*	Compensation Committee Charter
99.4*	Opinion of Chua & Partners, Singapore counsel to the Registrant, regarding certain Singapore legal and tax matters
99.5*	Consent of [ ] to Act as Independent Director
99.6*	Consent of [ ] to Act as Independent Director
99.7*	Consent of [ ] to Act as Independent Director
99.8*	Executive Compensation Recovery Policy
99.9*	Insider Trading Policy
107*	Filing Fee Table

* To be filed by amendment.

II-3

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on [  ], 2026.

Star Integratia Limited
By:
Name:	Ms. LIM Kiam Kiam
Title:	Chairlady of the Board of Directors and Director

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints LIM Kiam Kiam as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A Ordinary Shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairlady of the Board of Directors and Director	[ ]
Ms. LIM Kiam Kiam	(principal executive officer)

	Chief Executive Officer	[ ]
Ms. Joyce LAI Xin	(principal executive officer)

	Chief Financial Officer	[ ]
[ ]	(principal financial and principal accounting officer)

	Independent Director Nominee	[ ]
[ ]

	Independent Director Nominee	[ ]
[ ]

	Independent Director Nominee	[ ]
[ ]

II-4

Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Star Integratia Limited, has signed this registration statement or amendment thereto in New York, New York, United States on [  ], 2026.

[Cogency Global Inc.] Authorized U.S. Representative

By:
Name:	[Collen A. De Vries]
Title:	[Senior Vice President on behalf of Cogency Global Inc.]

II-5